SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are a copy of a proxy statement and appendices thereto to be sent to the Company’s shareholders in connection with the Company's special general meeting of shareholders scheduled for December 29, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: November 24, 2010

TEFRON LTD.
Teradyon Industrial Center, P.O. Box 1365,
Misgav 20179, Israel
____________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 29, 2010
_______________________________

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of the shareholders of Tefron Ltd. (the “Company” or “Tefron”) to be held at the Company’s offices located at Park Azorim, 94 Derech Em Hamoshavot, Kiryat Arie, Petach Tikva, Israel on December 29, 2010, at 10:00 AM, Israel time (the “Meeting”). The agenda for the Meeting is as follows:

1.	to consider and vote upon the approval of the following:

- terms and conditions of the following transactions, including any transactions, arrangements or documents related thereto, as one transaction (the “Proposed Transactions”):

•
acquisition by Tefron from Initimes Nouvelle Seamless, Inc. (“Nouvelle”), a company controlled directly and/or indirectly by the Lieberman family (through Yyad Holdings Ltd. and Manufacture de Bas CCulottes Lamour Inc.), of all of Nouvelle's current and future purchase orders and other assets of its seamless business in exchange for the issuance by Tefron of  600,000 ordinary shares pursuant to an asset purchase agreement;

•
the issuance and sale by Tefron of up to 2,768,094 ordinary shares in the aggregate to 7341148 Canada Inc., controlled by the  Lieberman family, to Mivtach Shamir Holdings Ltd., and to each of Zilkha Partners L.P., Rimon Investments Master Fund L.P., and Fima Trust (collectively, the “Purchasers”) at a price per share of $2.10;

•	a registration rights agreement to be entered into by and among Tefron, the Purchasers, and TA-TOP Limited Partnership;

•
a warrant to be issued by Tefron to each of Mr. Martin Lieberman and Mr. Benny Lieberman pursuant to which they will each be awarded warrants to purchase up to 225,000 newly issued ordinary shares of the Company at an exercise price of $3.00 per share, subject to certain performance milestones;

•
a consulting agreement to be entered into between Tefron USA Inc., Tefron's wholly owned subsidiary, and Nouvelle, or another company on behalf of Mr. Willy Lieberman, pursuant to which Nouvelle will provide the services of Mr. Willy Lieberman to Tefron USA Inc.; and

•	a services agreement to be entered into between Tefron and Lamour Global Inc. Limited; and related transactions;

•	the granting of commitments (if any) by the Company's controlling shareholders to Tefron's bank lenders as part of the finalization of a new arrangement with such bank lenders;

-   election and compensation of  three directors to Tefron's board of directors and approve the compensation, including liability insurance and indemnification letters from Tefron, for our newly elected directors;

-   purchase by Tefron of a run-off liability insurance policy for directors and officers of the Company:

-   the inclusion of Messrs. Ishay Davidi, Meir Shamir, and Guy Shamir under the current directors and officers liability insurance policy and under the current run-off liability insurance policy referred to above  and under a potential new directors and officers liability insurance policy (all of which, for the sake of caution, would be approved as a transaction with controlling shareholders);

Note that approval of the private placement to Nouvelle, 7341148 Canada Inc., Benny Lieberman, Martin Lieberman and Mivtach Shamir Holding Ltd. is done pursuant to Section 328(b)(1) of the Israel Companies Law of 1999, as a private placement whose purpose is to grant to such purchasers, jointly, holdings of more than 45% of the outstanding shares and voting power in Tefron, due to the Shareholders’ Agreement among Nouvelle, 7341148 Canada Inc., Benny Lieberman, Martin Lieberman and Mivtach Shamir Holding Ltd. and due to the exercise of warrants granted to Benny and Martin Lieberman.

The Proposed Transactions are being executed, among others, with Mivtach Mivtach Shamir Holdings Ltd. and parties affiliated with Norfet, Limited Partnership, which are interested parties in Tefron due to their shareholdings in Tefron.  For the sake of caution, Tefron has acted to approve its transactions with Norfet or with controlling parties in Norfet as transactions with a controlling shareholder, pursuant to Sections 270(4) and 275 of the Israel Companies Law of 1999.

2.
to approve the grant of options to acquire up to 47,605 issued ordinary shares of the Company at an exercise price of $2.10 per share to Mr. Arnon Tiberg, Tefron's Chairman of the Board of Directors; and

3.	to approve an increase in Tefron's authorized share capital from NIS 69,995,500 to NIS 100,000,000 and to amend Tefron's Articles of Association to reflect such increase.

This proxy statement, together with its Appendices, gives you information about the proposals listed above, including financial and other information about Nouvelle. We encourage you to read the entire proxy statement and the Appendices attached hereto.

Shareholders of record at the close of business on November 29, 2010 will be entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Special General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Annual General Meeting and vote your shares in person.

2

Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Special General Meeting.

By Order of the Board of Directors,

Eran Rotem
Chief Financial Officer
December 1, 2010

3

TEFRON LTD.
Teradyon Industrial Center, P.O. Box 1365,
Misgav 20179, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the “Company” or “Tefron”) of proxies to be voted at the Special General Meeting (the “Meeting”) of the shareholders of the Company to be held on December 29, 2010 at 10:00 AM, Israel time, at the Company’s offices located at Park Azorim, 94 Derech Em Hamoshavot, Kiryat Arie, Petach Tikva, Israel and at any adjournments or postponements thereof.  A copy of the Notice of Special General Meeting of Shareholders accompanies this Proxy Statement.  This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or December 1, 2010.

PROXIES; COUNTING OF VOTES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting.  Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company (“Ordinary Shares”) covered thereby in accordance with the directions of the shareholder executing such proxy.  Subject to applicable law, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting.  However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

  Only shareholders of record at the close of business on November 29, 2010 will be entitled to vote at the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material and information to beneficial owners of Ordinary Shares.

4

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company’s offices located at Teradyon Industrial Center, P.O. Box 1365, Misgav 20179, Israel, not later than December 9, 2010.

Following the Meeting, one or more shareholders holding, at the Record Date, shares representing five percent (5%) or more of the total voting rights of the Company, and any shareholder holding shares representing five percent (5%) or more of the total voting rights of the Company not held by a controlling shareholder of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during regular business hours.

In respect of the foregoing:

- the number of shares that represents five percent (5%) or more of the total voting rights of the Company is 158,682 ordinary shares; and

- the number of shares that represents five percent (5%) or more of the total voting rights of the Company not held by Norfet, Limited Partnership (“Norfet”), which for the sake of caution only the Company considers a controlling shareholder of the Company, is 120,606 ordinary shares.

Quorum and Voting Requirements

On November 21, 2010, the Company had outstanding 3,173,642 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  This number does not include 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

Two or more shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting.  Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.  If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to Thursday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power present at the meeting in person or by proxy or by voting instrument and voting on the question of adjournment.  At such adjourned Meeting, any two shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of Proposal Two.  Proposal One requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who do not have a personal interest in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

5

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)	a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company's shares will not be deemed a personal interest.

The affirmative vote of at least 75% of the shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal Three.

This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Kitvei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of November 21, 2010 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares.  The information presented in this table is based on 3,173,642 Ordinary Shares outstanding as of November 21, 2010 but does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of November 21, 2010. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

6

Name	Number of Shares Owned		Percent of Ordinary Shares*

Norfet, Limited Partnership c/o Fimi 2001 Ltd. Rubinstein House 37 Begin Rd. Tel Aviv, Israel	461,308	(1)	14.54%

FIMI 2001 Ltd.	612,399	(2)	19.3%

Mivtach Shamir Holdings, Ltd.	610,432	(3)	19.2%

Analyst I.M.S. Investment Management Services Ltd. Alrov Tower, 46 Rothschild Blvd. Tel Aviv 66883	215,149	(4)	6.78%

Rimon Investment Master Fund L.P.	173,038	(5)	5.5%

*              Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)
Norfet L.P is an Israeli partnership. As of November 21, 2010,  7.76% of Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 3.03% was held by Migdal Insurance Company, approximately 6.06% was held by Yashir Provident Funds Ltd.  In addition, pursuant to Rule 13d-5 under the U.S. Securities Exchange Act of 1934, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 34.15% interest in Mivtach-Shamir. This number of shares does not include an additional 1,967 shares held by FIMI Opportunity Fund Limited Partnership and FIMI Israel Opportunity Fund Limited Partnership, which constitutes 0.09% of the issued share capital and voting rights in Tefron.

(2)
As described in footnote (1) above, FIMI 2001 Ltd. may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. FIMI 2001 Ltd. may also be deemed to beneficially own (i) 149,124 shares held by Ta-Top, Limited Partnership, due to FIMI 2001 Ltd.'s position as the managing general partner of FIMI Delaware, which is the sole shareholder of TA-TEK Ltd., the general partner of Ta-Top, Limited Partnership and (ii) 1,967 shares held directly by FIMI Opportunity Fund Limited Partnership and FIMI Israel Opportunity Fund Limited Partnership, due to FIMI 2001 Ltd.'s position as general partner of these partnerships. Mr. Ishay Davidi, a director of the Company until November 21, 2010, may be deemed to beneficially own the shares held by FIMI 2001 Ltd. due to his position as CEO of FIMI 2001.

(3)
Mivtach Shamir Holdings, Ltd. is an Israeli public company traded on the Tel Aviv Stock Exchange. Mivtach-Shamir's largest shareholder is Mr. Meir Shamir, who, as of November 21, 2010, held 34.15% of Mivtach-Shamir. Mivtach-Shamir directly owns 149,124 Ordinary Shares. In addition, as described in footnote (1) above, Shamir may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. Mr. Meir Shamir, a director of the Company, may be deemed to beneficially own the shares held by Mivtach-Shamir due to his 34.15% interest in Mivtach-Shamir.

(4)
Analyst I.M.S. Investment Management Services Ltd. is an Israeli company (“Analyst”). As of November 21, 2010, 33.04% of Analyst was held by Mr. Ehud Shiloni, 33.04% was held by Mr. Shmuel Lev and 6.1% was held by D.S. Apex Holdings Ltd. Analyst's holdings consist of (i) 114,726.7 Ordinary Shares held by Analyst I.M.S. Investment Management Services (1986) Ltd. and (ii) 3,000 Ordinary Shares held by Analyst Provident Funds Ltd.  As of November 21, 2010, Analyst held 99% of Analyst I.M.S. Investment Management Services (1986) Ltd. and 99% of Analyst Provident Funds Ltd.

(5)
Rimon Investment Master Fund L.P. is a Cayman Island company ("Rimon"). As of November 21, 2010, the general partner of Rimon was Rimon Management Z.T. (2005) (“Rimon Management”), of which 33% was held by Mr. Zvi Limon, 33% was held by Ms. Doris Tokatly, and 33% was held by Mr. Ziv Gil. Mr. Ziv Gil, the CEO of Rimon Management, may be deemed to beneficially own the 173,038 Ordinary Shares held by Rimon in the Company under the U.S. securities laws.

7

Directors and Senior Managers

As of November 21, 2010, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.  The information in this table is based on 3,173,642 Ordinary Shares (excluding 99,740 shares owned by a wholly owned subsidiary) outstanding as of November 21, 2010.  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of November 21, 2010.  The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.  Except as disclosed below, to the Company’s knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

Name	Number of Ordinary Shares		% of Ordinary Shares Outstanding**
Mr. Amit Meridor	71,123		2.1%
Ishay Davidi ***	612,399	(1)	19.3%
Meir Shamir	610,432	(2)	19.2%
Zvi Limon	173,038	(3)	5.5%
Eran Rotem	*		*
Guy Zimerman	*		*
Alon Shadmi	*		*
David Pilar	*		*
Directors and senior managers as a group (8 persons)	1,039,450	(4)	33%
___________________
*     Less than 1% of the outstanding Ordinary Shares.
**   Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.
*** Mr. Ishay Davidi resigned from the Board on November 21, 2010.

8

(1) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii) 1,967 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

(2) Consists of 461,308 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 34.15% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of November 21, 2010.

(3) Consists of 173,038 Ordinary Shares held by Rimon Investment Master Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon.

(4) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Mr. Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 34.15% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of November 21, 2010; (ii) 1,967 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 173,038 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 120 Ordinary Shares held by one executive; and (v) options to purchase 104,769 Ordinary Shares held by officers and directors. The exercise price of these options ranges from $3.80 to $71.0 per share. These options will be expire between 2010 and 2020.

PROPOSAL ONE

APPROVAL OF THE PROPOSED TRANSACTIONS; ELECTION AND
COMPENSATION OF NEWLY ELECTED DIRECTORS; APPROVAL OF A RUN-
OFF INSURANCE POLICY; AND COVERAGE OF DIRECTORS AND OFFICERS
LIABILITY INSURANCE AND RUN-OFF INSURANCE TO MESSRS. ISHAY
DAVIDI, MEIR SHAMIR, AND GUY SHAMIR

Proposed Transactions

At the Meeting, shareholders will be asked to approve the transactions described below, including any transactions, arrangements or documents related thereto, as one transaction.  The transactions described in this Proposal One are called the “Proposed Transactions.”

Prior to voting, shareholders are urged to read the appendices to this Proxy Statement for more information regarding these transactions, the business of Nouvelle and the reasons that the Audit Committee and the Board of Directors approved these transactions. Attached to this Proxy Statement are: (i) Appendix A “Unofficial Translation from Hebrew of the Immediate Report Submitted by Tefron to the Tel Aviv Stock Exchange” (the “Immediate Report”), (ii) Appendix B “Mit'aar – Unofficial Translation from Hebrew of the Description of Nouvelle”, (iii) Appendix C “Financial Statements of Nouvelle for the twelve-month period ended June 30, 2010”; (iv) Appendix D “Board of Directors' Report of Nouvelle for the twelve-month period ended June 30, 2010”, (v) Appendix E “Pro Forma Information for Tefron for the twelve-month period ended June 30, 2010”, (vi) Appendix F “Consolidated Unaudited Financial Statements of Nouvelle for the three-month period ended September 30, 2010”; and (vii) Appendix G “Directors' Report of Nouvelle for the three-month period ended September 30, 2010.”

9

Asset Purchase Agreement

Pursuant to the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated November 16, 2010, with Intimes Nouvelle Seamless Inc, or Nouvelle, Tefron will acquire from Novelle the assets related to its seamless business described below (collectively, the “Seamless Assets”).   Nouvelle is a private company directly and/or indirectly controlled by the Lieberman family (through Yyad Holdings Ltd. and Manufacture de Bas CCulottes Lamour Inc.) . Nouvelle focuses on the development, production, marketing and sale of lingerie for women, which are sold primarily to a limited number of retail chains in North America, including, among others, Wall-Mart USA, T.J. Maxx, Wall-Mart Canada and Shear Enterprises LLC.

The Seamless Assets to be acquired by Tefron pursuant to the Asset Purchase Agreement are:

•
purchase orders received by Nouvelle for the delivery of goods by Nouvelle after the closing date where (i) consent to transfer any such purchase order is not required, or (ii) such consent is received prior to closing for which Tefron will assume full liability, including without limitation any royalty fee owing pursuant to the License Agreement;

•	rights to the licensing agreement with New Balance Athletic Shoe Inc., dated October 1, 2009 (the “License Agreement”);

•	list of customer accounts and customer relationships; and

•	all goodwill related to the assets referred to above.

Tefron is not acquiring at this time Nouvelle's other assets, which include cash, accounts receivables, equipment and real estate.  As consideration for the Assets, Tefron will issue to Nouvelle 600,000 newly issued ordinary shares of Tefron. Immediately following the closing of the Asset Purchase Agreement and the Proposed Transactions, the 600,000 newly issued shares will represent approximately 9.2% of the issued and outstanding shares of Tefron.

The closing of the transactions contemplated by the Asset Purchase Agreement is subject to customary closing conditions, as well as (i) closing of the rest of the Proposed Transactions; (ii) receipt of third-party consents, including from the Royal Bank of Canada, New Balance Athletic Shoe Inc., the Investment Center of Israel's Ministry of Industry, Trade, and Labor, and the Company's bank lenders, and (iii) the finalization of a new arrangement (to the full satisfaction of Nouvelle) with all the banks which have provided financing to Tefron.  As part of this new arrangement with the bank lenders, the bank lenders may impose various limitations on the rights of Tefron's controlling shareholders, which limitations would only benefit Tefron.  The agreement may be terminated, if, among other things, the closing does not occur by January 31, 2011.

Tefron has covenanted and agreed, among other things, that it will not take certain actions prior to the closing of the Asset Purchase Agreement, including with respect to the authorization or issuances of shares or convertible securities; incurrence, assumption or prepayment of certain indebtedness or other liabilities (other than trade payables) not in the ordinary course of business exceeding a minimum amount; and loans, advances, capital contributions, or investments in other entities.  In addition, Tefron has agreed that, following the closing of the Asset Purchase Agreement, and unless otherwise expressly consented to in writing by Nouvelle or expressly permitted by the Asset Purchase Agreement, it will, among other things, carry on its business only in the ordinary course of business and will follow a business plan to be delivered at closing covering the period ending December 31, 2011.

10

In connection with the Asset Purchase Agreement, Tefron will enter into Non-Competition Agreements with each of Nouvelle, Martin Lieberman and Benny Lieberman pursuant to which they will each agree not to compete with Tefron's seamless business for a period of five years.  This non-compete agreement does not apply, inter alia, to their involvement in B.L. Intimate Apparel Canada Inc., Vanity Fair Limited Brands, and Fruit of the Loom Canada, which are involved in seamless products, among their other activities.

Consulting Agreement

In connection with and following the Asset Purchase Agreement, Tefron USA Inc., Tefron's wholly owned subsidiary, will enter into a two-year consulting agreement pursuant to which Nouvelle, or another company on behalf of Mr. Willy Lieberman, through Mr. Willy Lieberman, the CEO of Nouvelle, will provide services as a sales and marketing manager for Tefron USA Inc. in North America for a compensation of  (i) US $250,000 per year (prorated), paid on a monthly basis, and  (ii) 0.3% of any sales revenues (as defined in the consulting agreement) from current customers of Nouvelle and from any new customers, which are not current or former customers of Tefron or its affiliates, provided that such new customers are approved by the CEO of Tefron.  Nouvelle will also receive reimbursement of business expenses. This consulting agreement is extendable for an additional twelve (12) month period.

Services Agreement

Also in connection with and following the closing of the Asset Purchase Agreement, Tefron will enter into a three-year services agreement with Lamour Global Inc. Limited, a company controlled by the Lieberman family (“Lamour”).  Pursuant to the agreement, Lamour will provide to Tefron  sales-related services for compensation of 2.5% to 4% of the value of purchase orders submitted to Tefron as a result of the services provided by Lamour, and Tefron will provide to Lamour the same services for compensation of 2.5% to 4% of the value of purchase orders submitted to Lamour as a result of the services provided by Tefron.

Share Purchase Agreements

Pursuant to separate share purchase agreements entered into by Tefron with each of (i) 7341148 Canada Inc. (“Lieberman Investor”), which is controlled by the Lieberman family, (ii) Mivtach Shamir Holdings Ltd. (“Shamir”), and (iii) Zilkha Partners L.P. (“Zilkha”), Rimon Investments Master Fund LP (“Rimon”), and Fima Trust (“Fima”, and together with Zilkha and Rimon, the “Rimon SPA Investors”), the Lieberman Investor, Shamir, Zilkha, Rimon, and Fima (collectively, the “Purchasers”) agreed to acquire an aggregate of 2,768,094 newly issued shares of Tefron at a price per share of $2.10 (collectively, the “Share Purchase Agreements”).  The Lieberman Investor agreed to invest US$3,313,000 for 1,577,619 Ordinary Shares, Shamir agreed to invest US$1.3 million for 619,047 Ordinary Shares, and the Rimon SPA Investors agreed to invest an aggregate amount of US$1.2 million for 571,428 Ordinary Shares (Rimon agreed to invest $600,000 for 285,714 Ordinary Shares, Zilkha agreed to invest $450,000 for 214,286 Ordinary Shares, and Fima agreed to invest $150,000 for 71,428 Ordinary Shares).  Each of these agreements are subject to the satisfactory completion of due diligence in the purchasers' complete satisfaction, the occurrence of no event, occurrence, or development that has or could reasonably be expected to result in a material adverse effect, the approval of the Company's budget for the year ended December 31, 2011, and other customary closing conditions.  The Company has agreed to use the net proceeds from these shares in accordance with the agreed upon business plan and not to pay any Company debt or to redeem any equity securities.  Immediately following the closing of the Share Purchase Agreements, the 2,768,094 newly issued shares will represent 42.3% of the issued and outstanding shares of Tefron.

11

In connection with the Lieberman Investor share purchase agreement, the Company agreed to grant to Mike Gao, an affiliate of the Lieberman Investor, a right of first offer in good faith effective through December 31, 2010, with regard to the following types of projects to which the Company may be a party: (1) any purchase orders for products to be manufactured in China, (2) the establishment of any factory in China, or (3) any joint venture relating to the establishment of Chinese operations or sales.

Registration Rights Agreement

Pursuant to a registration rights agreement to be entered into with each of the Purchasers, Nouvelle, Benny Lieberman, Martin Lieberman, Shamir and TA-TOP Limited Partnership (“TA-TOP”), Tefron will grant to the Purchasers and TA–TOP certain demand registration rights, shelf registration rights, and “piggyback” registration rights with respect to the ordinary shares acquired by each of the Purchasers pursuant to the Share Purchase Agreement and the ordinary shares issued to TA-TOP Limited Partnership and Mivtach Shamir Ltd. pursuant to a subscription agreement entered into with Tefron in March 2010.

Option Agreements

Tefron will enter into an option agreement pursuant to which Martin Lieberman and Benny Lieberman each will be awarded warrants to purchase up to 225,000 newly issued ordinary shares of the Company at an exercise price of $3.00 per share (the “Warrants”). One third of the Warrant shares become exercisable depending on the revenues and EBITDA of Tefron in each of 2011, 2012 and 2013. In the event that the Company issues ordinary shares or securities convertible into ordinary shares at a price of less than $3.00, the number of Warrant shares will be adjusted to return the Warrant holders to the voting percentage they held immediately prior to the issuance.  The revenue targets for those years are $130 million, $150 million and $180 million, respectively, and the EBITDA target is 8% of such revenues. A portion of the Warrant shares may be exercisable if the EBITDA is at least 5% of revenues in each of those years, and revenues are at least $115 million in 2011, $135 million in 2012 and $165 million in 2013.  The Warrants are due to expire on the third anniversary of the publication by Tefron of its financial statements for the period ending December 31, 2013.

In the framework of the Proposed Transactions, an aggregate of 3,818,094 ordinary shares (including shares issuable upon exercise of the Warrants) will be issued or issuable to the Lieberman Investor, Shamir, Rimon SPA Investors and Martin and Benny Lieberman, constituting approximately 54.6% of the Company's outstanding shares.

Shareholders Agreement

The Company has been informed that in connection with and upon closing of the Share Purchase Agreements, Nouvelle, Shamir, Lieberman Investor, Benny Lieberman and Martin Lieberman, (collectively, the “Shareholders”) will enter into a shareholders' agreement (“Shareholders Agreement”) pursuant to which they will use their power as shareholders to cause the board of directors to consist of nine directors, and will support the election of up to three directors to be elected on behalf of Nouvelle, Lieberman and Lieberman Investor, and up to two directors to be elected on behalf of Shamir, as well as two external directors.

12

Approval of the private placement to Nouvelle, the Lieberman Investor, Benny Lieberman, Martin Lieberman and Mivtach Shamir Holding Ltd. is done pursuant to Section 328(b)(1) of the Israel Companies Law of 1999, as a private placement whose purpose is to grant to such purchasers, jointly, holdings of more than 45% of the outstanding shares and voting power in Tefron, due to the execution of the Shareholders’ Agreement described above and the exercise by Benny and Martin Lieberman of the Warrants described above.  Pursuant to Section 328(b)(1) of the Companies Law, a transaction that results in a shareholder holding in excess of 45% of the voting power in a public company must be effected through a special tender offer.  However, no tender offer would be required if the transaction in which the shareholder acquires in excess of 45% of the company’s voting  power results from a private placement by the company to the shareholder that is approved by the shareholders of the company in accordance with the Companies Law.  If the shareholders approve the Proposed Transactions, including the private placements pursuant to the Share Purchase Agreements described above, the Shareholders will not be required to conduct a tender offer.

Election and Compensation of Newly Elected Directors

Election of Directors

At the Meeting, and in connection with the Proposed Transactions, shareholders will be asked to elect Mr. Brahm M. Gelfand, Mr. Guy Shamir, and Mr. Yossi Shachak to serve as directors of the Company.  Mr. Ishay Davidi resigned from the Board of Directors as of November 21, 2010.  The three nominees are nominated to serve as directors effective as of the closing of the Proposed Transactions and have provided declarations with respect to their compliance with the qualifications to serve as directors of the Company as required under the Companies Law. The declarations are available for review at the Company's offices.

The following information supplied with respect to Mr. Gelfand, Mr. Shamir, and Mr. Shachak is based upon the records of the Company and information furnished to it by the nominees.

Brahm M. Gelfand  is a practising attorney in Montreal,Canada and has served as a partner and counsel to the Quebec law firm, Lapointe Rosenstein Marchand Melancon, since 1975.  Mr. Gelfand earned a B.A. in 1957 and B.C.L. in 1960, both from McGill University.  He is a member of the board of directors of Leisure Canada Inc. a Canadian publicly traded corporation involved in the development of resort properties in Cuba as well as being a director of a number of private corporations  He is  a member of the Board of Governors of Dynamic Funds, chairman of the Dynamic Funds Independent Review Committee, and  is active in community and charitable affairs  being a director and former president of the Sir Mortimer B. Davis Jewish General Hospital and its Foundation, director of the Summit School Foundation, and the Canadian Nurses Foundation and director, officer and founding member of the Roasters Foundation. Mr. Gelfand is a former director and Vice Chair Practice Groups of TerraLex one of the world’s largest legal networks as well as being an active member of the International Business Law Committee of the American Bar Association Section of Business law.

Guy Shamir has served as a vice president of Meir Shamir Management Ltd. since 2008. Mr. Shamir served as a partner and a co-manager of Yardeni Locks Ltd from 2005 until 2008. Mr. Shamir is currently acting as an alternate director on the Tefron Board of Directors on behalf of Mr. Meir Shamir. Mr. Shamir earned a B.Sc. degree in 2002 from the Interdisciplinary Center in Hertzelia.

13

Yossi Shachak has served as a Venture Associate at SCP Partners, a Pennsylvania-based venture capital firm, since 2005. Mr. Shachak founded and ran Shachak Peer Reznick & Co., a CPA firm in Israel from 1971 until 1999 when the company was merged with Kesselman & Kesselman Pricewaterhouse Coopers.  Prior to joining SCP Partners, Mr. Shachak worked as a consultant and professional director of public and private companies.  He also worked as an arbitrator and business mediator on behalf of the court.  He serves on many boards of directors, including Chairman of the Board of Psagot Leumi & Co Underwriters, Ltd.  He is also a board member of Psagot-Ofek Group, Baran Group, Ltd, DSH Management Pension Fund Ltd, and Tamarind Technology Ltd.  Additionally, he is a member of the Public Trustee of the Israeli FASB, a member of the Auditing Committee of the Central Bank of Israel and the specially appointed chairman of the Business Developing and Marketing Committee of the Tel Aviv Stock Exchange.   In the past he was president of the Institute of Certified Public Accountants in Israel and spent 12 years as a board member of the Tel Aviv Stock Exchange. In 1968, Mr. Shachak earned a Certificate for Accounting from the Hebrew University in Jerusalem, Israel and is a Certified Public Accountant.

Approval of Directors’ Compensation

The shareholders are asked to approve compensation to Mr. Gelfand, Mr. Shamir and Mr. Shachak of NIS 2,000 (approximately $550) per meeting of the Board of Directors and any Board committee meeting and annual compensation in the amount of NIS 50,000 (approximately $13,700) to each of Mr. Gelfand, Mr. Shamir, and Mr. Shachak.  These amounts will in any event not be less than the minimum about set forth in the Companies Law Regulations (Principles with respect to Compensation and Expenses for External Directors), 2000, as applicable to the Company's shareholders equity from time to time. The directors' compensation is not linked to any index and is identical to the compensation for the external directors. The new directors would also be covered under the Company's directors' and officers' liability (“D&O”) insurance policies applicable to the other directors of the Company and would receive the letters of indemnification from the Company identical to the letters provided to the other directors that would indemnify them for certain actions that they take in their capacity as directors of the Company.

Run-Off Insurance Policy

The Audit Committee and the Board of Directors of the Company have determined that it is to the benefit of the Company to purchase a run-off insurance policy to cover any liabilities of the directors and/or officers of the Company as a result of the Proposed Transactions.  The run-off insurance policy would be for a period of seven (7) years from the date of closing of the Proposed Transactions. The maximum coverage will not exceed $15 million, and the premium of the run-off insurance policy will not exceed $127,500 for the entire term of the policy.

Inclusion of Messrs. Ishay Davidi, Meir Shamir, and Guy Shamir under the Current D&O Liability Insurance Policy and the Current Run-Off Liability Insurance Policy  and under a Potential New D&O Liability Insurance Policy

The Audit Committee and the Board of Directors of the Company have determined that it is to the benefit of the Company as a result of the Proposed Transactions to approve coverage under both the existing D&O insurance liability policies as well as the contemplated run-off insurance policy described above, to Mr. Ishay Davidi, who resigned from the Board on November 21, 2010, Mr. Meir Shamir, who will resign on the date of the Meeting, and Mr. Guy Shamir, who is replacing Mr. Meir Shamir as a director in the Company. The current D&O insurance is for a period ending October 14, 2011, and it provides for $15 million in coverage for each event and the entire period. The annual premium of the current D&O insurance policy is $127,500.  To the extent the Company is required to purchase a new D&O insurance policy, the new D&O insurance policy would provide a maximum of $15 million in coverage for each event and the entire period, and the annual premium would not exceed $127,500.

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Resolutions:

It is proposed that at the Meeting, the following Resolutions be adopted:

“RESOLVED, that the shareholders hereby approve the Proposed Transactions, including the transactions contemplated by the Asset Purchase Agreement with Nouvelle, the Share Purchase Agreements with Lieberman Investor, Shamir and Rimon SPA Investors, the Registration Rights Agreement, the Warrants, including any transactions, arrangements or documents related thereto, as one transaction, including without limitation:

-  the granting of commitments (if any) by the Company's controlling shareholders to Tefron's bank lenders as part of the finalization of a new arrangement with such bank lenders;

- election of Mr. Brahm M. Gelfand, Mr. Guy Shamir, and Mr. Yossi Shachak to hold office as directors of the Company until the close of the next Annual General Meeting, and approve the compensation for each of Mr. Brahm M. Gelfand, Mr. Guy Shamir, and Mr. Yossi Shachak to be NIS 2,000 per meeting of the Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000, as may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies Law, as well as liability insurance and indemnification letters from Tefron for such directors;

-  the purchase, at the expense of the Company, of a directors’ and officers’ run-off insurance policy for the directors and officers of the Company, for a period of seven years from the closing of the Proposed Transactions; and

- the coverage under both the existing D&O insurance liability policies and any future D&O insurance policies, as well as the contemplated run-off insurance policy to Messrs.  Ishay Davidi, Meir Shamir and Guy Shamir, which, for the sake of caution is approved as a transaction with controlling shareholders.”

Approval of the private placement to Nouvelle, Lieberman Investor, Benny Lieberman, Martin Lieberman and Mivtach Shamir Holding Ltd. is done pursuant to Section 328(b)(1) of the Israel Companies Law of 1999, as a private placement whose purpose is to grant to such purchasers, jointly, holdings of more than 45% of the outstanding shares and voting power in Tefron, due to the Shareholders’ Agreement and due to the exercise of warrants granted to Benny and Martin Lieberman.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who do not have a personal interest in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

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PROPOSAL TWO

APPROVAL OF THE GRANT OF OPTIONS TO ARNON TIBERG, THE
COMPANY'S CHAIRMAN OF THE BOARD

Under Section 270(3) of the Companies Law, a transaction by a company with its directors with respect to terms of office requires approval of the company's shareholders.  The shareholders are being asked to approve the grant to Mr. Arnon Tiberg, the Company's Chairman of the Board of Directors, of options to acquire up to 47,605 ordinary shares of the Company at an exercise price of $2.10 per share pursuant to the Company's 1997 Share Option Plan.  These options will vest one-third each year over a period of three (3) years commencing from July 5, 2010 and will be exercisable for a period of ten (10) years from their date of issuance.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that a grant of options by the Company to Mr. Arnon Tiberg, the Company' Chairman of the Board of Directors, to acquire up to 47,605 ordinary shares of the Company at an exercise price of $2.10 per share is hereby approved.”

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

PROPOSAL THREE

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 69,995,500 consisting of 6,999,550 Ordinary Shares, NIS 10.00 par value per share.  As of November 21, 2010, 3,173,642 Ordinary Shares were issued and outstanding (not including 99,740 Ordinary Shares were held by a wholly owned subsidiary of the Company), and 586,331 Ordinary Shares were reserved for issuance pursuant to the Company's 1997 Share Option Plan.  On November 16, 2010, the Board approved the Proposed Transactions.  Taking into account Ordinary Shares reserved for issuance under the Proposed Transactions including the warrants to acquire 450,000 Ordinary Shares, the Company will need to increase its authorized share capital in order to issue 578,517 Ordinary Shares as part of the Proposed Transactions.

The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 30,004,500. The proposed increase will be used primarily for the issuance of the Ordinary Shares contemplated in connection with the Proposed Transactions, and, in addition, the Board believes that the proposed increase in the Company's share capital is necessary to ensure that, following the Proposed Transactions, the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses.

Following the proposed increase in the authorized share capital, the total authorized share capital of the Company would be NIS 100,000,000, consisting of 10,000,000 Ordinary Shares, NIS 10.00 par value per share.

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It is proposed that at the Meeting, the following Resolutions be adopted:

 “RESOLVED, to increase the authorized share capital of the Company by NIS 30,004,500 consisting of 3,000,450 Ordinary Shares, NIS 10.00 par value per share.  As a result, the authorized share capital of the Company would be NIS 100,000,000, consisting of 10,000,000 Ordinary Shares, NIS 10.00 par value per share.”

”FURTHER, RESOLVED:

•	to replace Article 4(a) of our Articles to read in its entirety as follows:

"(a) The authorized share capital of the Company is NIS 100,000,000 (One Hundred Million New Israeli Shekels) consisting of 10,000,000 (Ten Million) Ordinary Shares, NIS 10.00 par value per share.”

•	to replace the first sentence of Section 4 of the Memorandum to read in its entirety as follows:

“The authorized share capital of the Company is NIS 100,000,000 (One Hundred Million New Israeli Shekels) consisting of 10,000,000 (Ten Million) Ordinary Shares, NIS 10.00 par value per share.”

The affirmative vote of holders of 75% of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

OTHER MATTERS

The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Special General Meeting.  If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Eran Rotem
Chief Financial Officer
December 1, 2010

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Appendix A
[UNOFFICIAL TRANSLATION FROM HEBREW]

TEFRON LTD.
("THE COMPANY")

Immediate report pursuant to the Securities Regulations (Transaction Between a Company and the Controlling Party Therein), 5761 – 2001, the Securities Regulations (A Private Offer of Securities in a Registered Company) 5760 – 2000, the Securities Regulations (Interim and Immediate Reports), 5730 – 1970 and the Companies Law, 5759 – 1999, regarding a transaction with a controlling party and the convening of a Special General Meeting of the Company's Shareholders

PART A – A TRANSACTION WHERE A CONTROLLING PARTY HAS A PERSONAL INTEREST AND AN EXCEPTIONAL PRIVATE OFFER

A SUMMARY DESCRIPTION OF THE MAIN POINTS OF THE CONTRACTUAL RELATIONSHIP

Approval is requested for the Company entering into a transaction, including all the activities, transactions and contractual relationships specified in Part A of the Immediate Report, encompassing all the auxiliary activities or those involved in connection with them or in connection with the performance thereof.

Within the framework of the transaction the Company is entering into several agreements within the framework of which, inter alia, the Company shall purchase activity in the field of ladies' intimate apparel products which are manufactured by seamless technology from the (Intimes Nouvelle Seamless Inc.) company (hereinafter:  "Nouvelle"), which is a private company incorporated in Canada and it shall also invest in the company the inclusive sum of 5,813,000 United States dollars by (i) Canada Inc. 7341148 which is a private company incorporated in Canada and which is held by Mr. Martin Lieberman (hereinafter:  "Nouvelle Investors"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter:  "Mivtach Shamir") which is an interested party in the Company and for the sake of caution transactions with it are approved as transactions with a controlling party:  and (iii) Zilkha Partners, Limited Partner. (hereinafter:  "Zilkha"); (iv) Fima Trust (hereinafter:  "Fima") and Rimon Investments Master Fund L.P.  (hereinafter:  "Rimon"), which is an interested party in the Company; (Nouvelle Investors, Mivtach Shamir, Rimon, Zilkha and Fima shall hereinafter together be called:  "the Investors") and all this against the private allotment of 3,368,094 ordinary shares in the Company, which immediately after the allotment thereof shall constitute approx. 51.5% of the Company's issued share capital and the voting rights therein (approx. 44.4% in full dilution) and an allotment to the controlling parties in Nouvelle of 450,000 deeds of option which are realizable into up to 450,000 ordinary shares in the Company, which shall constitute approx. 6.4% of the Company's issued share capital and the voting rights therein, on the assumption of realization of the solely the aforesaid deeds of option  into Company shares (approx. 6% in full dilution).

Below is a summary specification of the main agreements within the framework of the aforesaid transaction:

A.
An agreement between the Company and Nouvelle whereby the Company shall acquire from Nouvelle the activity within the field of ladies' intimate apparel products which are manufactured by seamless technology in consideration for the allotment of 600,000 ordinary shares in the Company, which immediately after the allotment thereof (subject to the completion of the transaction in full) shall constitute approx. 9.2% of the Company's issued share capital and the voting rights therein (approx. 7.9% in full dilution).

B.
An agreement between the Company and the Nouvelle Investors whereby the Nouvelle Investors shall invest the sum of 3,313,000 United States dollars in the Company in consideration for the allotment of 1,577,619 ordinary shares in the Company (according to the price of 2.1 United States dollar per share), which immediately after the allotment thereof (subject to the completion of the transaction in full) shall constitute approx. 24.1% of the Company's issued share capital and the voting rights therein (approx. 20.8% in full dilution).

C.
An agreement between the Company and Mivtach Shamir whereby Mivtach Shamir shall invest the sum of 1,300,000 United States dollars in the Company in consideration for the allotment of 619,047 ordinary shares in the Company (according to the price of 2.1 United States dollar per share), which immediately after the allotment thereof (subject to the completion of the transaction in full) shall constitute approx. 9.5% of the Company's issued share capital and the voting rights therein (approx. 8.2% in full dilution).

D.
An agreement between the Company and Rimon, Zilkha and Fima whereby each one of the above-mentioned shall invest the sum of 600,000 dollars, 450,000 dollars and 150,000 dollars, respectively, (and a total of 1,200,000 United States dollars) in the Company in consideration for the allotment of 285,714 shares, 214,286 shares, 71,428 shares, respectively (and a total of 571,428 ordinary shares in the Company) (according to the price of 2.1 United States dollars per share), which immediately after the allotment thereof (subject to the completion of the transaction in full) shall constitute approx. 8.7% of the Company's issued share capital and the voting rights therein (approx. 7.5% in full dilution).

E.
A consultation agreement between Tefron USA Inc., the Company's subsidiary (hereinafter:  "the Subsidiary") and Nouvelle (or any other company on behalf of Mr. Willy Lieberman), which shall grant the Subsidiary sales manager services in North America markets via Mr. Willy Lieberman, who is currently serving as Senior Vice President in Nouvelle.

F.
An options agreement with Ben and Martin Lieberman whereby they (or a company for them) shall be allotted 450,000 deeds of option (225,000 deeds of option each) which are realizable into 450,000 ordinary shares in the Company, which immediately after the allotment thereof (subject to the completion of the transaction in full) shall constitute approx. 6.4% of the Company's issued share capital and the voting rights therein (approx. 6% in full dilution).  The deeds of option shall mature subject to the Company complying with the sales targets.

G.
A Registration Rights Agreement whereby the Company has undertaken to file with the U.S. Securities and Exchange Commission  (hereinafter:  "the SEC"), a document for the purpose of registration in the United States of the shares which are to be allotted to the Investors within the framework of the transaction as well as the shares which were allotted to TA Top Limited Partnership and to Mivtach Shamir in accordance with the resolution of the General Meeting of the Company's shareholders on 24 February 2010 and as the actual allotment was reported on 28 March 2010.

H.
A mutual agreement for the provision and receipt of services between the Company and Lamour Global Inc. Limited (hereinafter:  "Lamour"), which is a private company incorporated in Hong Kong and which is connected to the Lieberman family who hold Nouvelle's issued share capital, whereby Lamour and the Company shall assist each other in locating new clients and also in the location of suppliers including sub-contractors and supervision over them, and all in consideration for a commission which shall be calculated as a percentage of the relevant service element prescribed in the services agreement.

I.
As part of the transaction three additional directors shall be appointed to the Company, when one of the aforesaid directors is Mr. Guy Shamir, the son of Mr. Meir Shamir (indirectly the controlling party in Mivtach Shamir).  Each one of these directors shall be entitled to directors' remuneration, indemnity and insurance in respect of his office as a director in the Company.  In addition, within the framework of the transaction the Company shall acquire a Run Off insurance policy to cover the directors' and office holders liability.  Likewise, as part of the transaction the liability of Messrs. Ishai Davidi, Meir Shamir and Guy Shamir, as directors in the Company, shall be covered, within the framework of the Company's directors and office holders liability policies and also within the framework of the Run Off insurance policy.

It is clarified, that all the contractual relationships specified in Sections A to I above are interconnected and accordingly they are brought before the General Meeting as a whole for the approval of the shareholders as one resolution.  The aforesaid set of agreements shall collectively be called:  "the Transaction".  It should be clarified, that pursuant to the requirements of the Israeli law, the voting on the appointment of each one of the proposed directors shall be done separately, but approval of the appointments is an inseparable part of the whole Transaction.

To the best of the Company's knowledge, the Nouvelle Group, as defined in the Immediate Report and Mivtach Shamir are expected to enter into a shareholders agreement, which shall grant them a joint holding in the Company's shares.  Accordingly, it is hereby emphasized, that the approval of the Company's shareholders is required, inter alia, pursuant to the provisions of Section 328(b)(1) of the Companies Law, as a private offer the aim of which is to grant the shareholders in the Nouvelle Group and Mivtach Shamir, together, more than 45% of the voting rights in the Company both by virtue of the shareholders agreement between the Nouvelle Group and Mivtach Shamir and by virtue of the amount of holdings of the Nouvelle Group and Mivtach Shamir, in full dilution (including realization of the deeds of option allotted to Ben Lieberman and Martin Lieberman, as specified in Section 1.6 below).

THE NAME OF THE CONTROLLING PARTY WHO HAS A PERSONAL INTEREST AND THE NATURE OF THIS INTEREST

As on 21 November 2010, Mivtach Shamir together with Norfet, Fimi Opportunity, Fimi Israel and TA Top (Fimi Opportunity, Fimi Israel and TA Top shall collectively be called:  "the Fimi Partnerships") hold, together, approx. 24% of the Company's issued and paid up share capital and the voting rights therein and approx. 20% of the Company's issued and paid up share capital in full dilution.

THE NAMES OF THE DIRECTORS WHO ARE LIKELY TO BE DEEMED TO BE HAVING A PERSONAL INTEREST IN THE TRANSACTION AND THE NATURE OF THIS INTEREST

The directors Meir Shamir, Guy Shamir, Ishai Davidi (a former director), Zvi Limon, Arnon Tiberg and for the sake of caution, Avi Ziegelman, are likely to have a personal interest in the Transaction due to their being a party to the Transaction (or relatives of a party to the Transaction) or beneficiaries thereunder, or beneficiaries as deriving from the price of the Transaction, as the case may be.  For particulars see Section 9 of this report.

A SPECIFICATION OF THE FACTS ON ACCOUNT OF WHICH THE OFFEREES ARE AN INTERESTED PARTY

Within the framework of the Transaction the Company is purchasing Nouvelle's activity in the field of ladies' intimate apparel products which are manufactured by seamless technology in return for the private allotment to Nouvelle of 600,000 ordinary shares in the Company, which immediately after the allotment thereof shall constitute approx. 9.6% of the Company's issued share capital and the voting rights therein (approx. 8.2% in full dilution). Since this an allotment of more than five percent of the Company's issued share capital and the voting rights therein in return for consideration which is not in cash, then Nouvelle is an interested party, as this term is defined in Section 250(5) of the Companies Law.

THE CONDITIONS OF THE SECURITIES OFFERED

The shares to be allotted to each one of the offerees within the framework of the Transaction forming the subject matter of this report (including the realization shares which shall arise from the realization of the deeds of option to be allotted to Ben and Martin Lieberman, as stated in Section 1.6 of the report), shall be equivalent  in their rights to the Company's ordinary shares for all intents and purposed immediately upon the allotment thereof and they shall be entitled to a dividend and/or any other bonus, the determining date for the right to receive them is from the date of the allotment thereof or thereafter.

The deeds of option are granted to the offerees for no consideration and they shall mature subject to the Company complying with the sales targets.  For further details regarding the conditions of the deeds of option see Section 1.6 of this report.

THE CONSIDERATION FOR THE SECURITIES OFFERED

The consideration for the Company shares to be allotted to the Nouvelle Investors, Mivtach Shamir, Rimon, Zilkha and Fima is the payment in cash of the sum of 2.1 dollars per share, namely: in return for the inclusive allotment of 3,368,094 ordinary shares in the Company the inclusive sum of 5,813,000 dollars shall be invested in the Company.

The consideration prescribed within the framework of the options agreement to Ben and Martin Lieberman – the allotment of 450,000 deeds of option (non-negotiable) to Ben and Martin Lieberman (225,000 deeds of option each) is made for no actual consideration, and for the promotion of the Company's business and compliance with the sales targets as specified in Section 1.6.3 above.

THE COMPANY SHARE PRICES

The average closing price of an ordinary share in the Company at the Stock Exchange during the six month period from 23 May 2010 to 22 November 2010 (shortly before the date of publication of this report) was 8.47 NIS.  The average closing price as aforesaid is higher by approx. 11.4% than the price per share in the private allotment to Nouvelle and the Investors (when for the purpose of this calculation the share price in NIS (8.47 NIS) shall be translated into the dollar according to the representative rate of the United States dollar as against the NIS on 22 November 2010, namely:  3.62 NIS to the United States dollar).

The closing price of an ordinary share in the Company at the Stock Exchange on 22 November 2010 (shortly before the date on which the Company executive approved the performance of the allotment) was 13.47 NIS.  The closing price as aforesaid is higher by approx. 77.2% than the price per share in the private allotment to Nouvelle and the Investors (when for the purpose of this calculation the share price in NIS (13.47 NIS) shall be translated into the dollar according to the representative rate of the United States dollar as against the NIS on 22 November 2010, namely:  3.62 NIS to the United States dollar).

The closing price of an ordinary share in the Company at the Stock Exchange on 23 November 2010 (shortly before the date of publication of this report) was 13.98 NIS.  The closing price as aforesaid is higher by approx. 81.6% than the price per share in the private allotment to Nouvelle and the Investors (when for the purpose of this calculation the share price in NIS (13.98 NIS) shall be translated into the dollar according to the representative rate of the United States dollar as against the NIS on 23 November 2010, namely:  3.666 NIS to the United States dollar).

The average closing price of an ordinary share in the Company on the OTC Bulletin Board (hereinafter:  "OTCBB") during the six month period 23 May 2010 to 22 November 2010 (shortly before the date of publication of this report) was 2.28 dollars.  The average closing price as aforesaid is higher by approx. 8.6% than the price per share in the private allotment to Nouvelle and the Investors

The closing price of an ordinary share in the Company in OTCBB on 22 November 2010 (shortly before the date on which the Company executive approved the performance of the allotment) was 4 dollars.  The closing price as aforesaid is higher by approx. 90% than the price per share in the private allotment to Nouvelle and the Investors.

The closing price of an ordinary share in the Company in OTCBB on 23 November 2010 (shortly before the date of publication of this report) was 3.93 dollars.  The closing price as aforesaid is higher by approx. 87% than the price per share in the private allotment to Nouvelle and the Investors

PART B – SUMMONING A SPECIAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given regarding the convening of a special General Meeting of the Company's shareholders, which shall be convened on Wednesday, 29 December 2010, at 10:00 (Israeli time) in the Azorim Park, 94 Em HaMoshavot Street, Kiryat Arie, Petach Tikva.  Telephone for enquiries:  04-9900881.

ON THE AGENDA:

A.
After obtaining approval from the Company executive Audit Committee, approval of the performance of the Transaction, which is described above, in all the activities, transactions and contractual relationships specified in Part A of this immediate report, as one whole, including all the auxiliary activities or those involved in connection therewith or in connection with the performance thereof.  Approval of the private allotment to Nouvelle, the Nouvelle Investors, Ben Lieberman, Martin Lieberman (collectively:  "the Nouvelle Group") and Mivtach Shamir made pursuant to the provisions of Section 328(b)(1) of the Companies Law, as a private offer the aim of which is to grant the Nouvelle Group and Mivtach Shamir, together, a holding of more than 45% of the Company's issued and paid up share capital and the voting rights therein both by virtue of the shareholders agreement between the Nouvelle Group and Mivtach Shamir and as a result of the realization of the deeds of option granted to Ben and Martin Lieberman, and all as specified in Part A above.

B.
After obtaining approval from the Company executive Audit Committee, approval of a substantive private offer to the Chairman of the Company executive, Mr. Arnon Tiberg, for his services as Chairman of the Company executive, of 47,605 deeds of option (not registered for trade), which are realizable into 47,605 ordinary shares in the Company having a nominal value of 10 NIS each, subject to adjustments, and all as specified in Part B of this report.

C.
Approval of the increase in the Company's registered share capital from 6,999,550 having a nominal value of 10 NIS each to 10,000,000 ordinary shares having a nominal value of 10 NIS each and amendment of the Company's Articles of Association and Memorandum accordingly.

THE MAJORITY REQUIRED

Resolution A – The majority required at the General Meeting for approval of Resolution A on the meeting's agenda is an ordinary majority, which is a majority of more than one half of the votes of the shareholders participating in the vote, excluding abstainers, provided that there is one of the following:  (a) the counting of majority votes at the General Meeting shall include at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the Transaction, who are participating in the vote, in the counting of the votes of the aforesaid shareholders abstainers' votes shall not be taken into account; (b) the total votes of the objectors among the aforesaid shareholders in Sub-section (a) does not exceed one percent of all the voting rights in the Company.

Prior to the voting on Resolution A on the agenda, each shareholder wishing to participate in the vote shall be required to notify the Company whether or not he has a personal interest in the Resolution as aforesaid.  If a shareholder has not given notice as aforesaid with regard to the aforesaid resolution, he shall not vote in relation to such resolution and his vote shall not be counted.

Resolution B – The majority required at the General Meeting for approval of Resolution B on the meeting's agenda is an ordinary majority, which is a majority of more than one half of the votes of the shareholders participating in the vote, excluding abstainers.

Resolution C – The majority required at the General Meeting for approval of Resolution C on the meeting's agenda is a majority of seventy five percent (75%) of the votes of the shareholders participating in the vote, excluding abstainers.

THE DETERMINING DATE FOR THE PURPOSE OF DETERMINING THE SHAREHOLDERS' ENTITLEMENT TO VOTE

The determining date for determining the entitlement of a shareholder in the Company to participate in and vote at a General Meeting, is the close of trading on Monday, 29 November 2010 (hereinafter:  "the Determining Date").

REVIEW OF DOCUMENTS

A copy of this report together with the appendices thereto shall be available for review at the offices of the Company Sunday through Thursday during normal working hours, after prior arrangement at telephone 04-9900881; until the date of convening the meeting for approval of the resolutions on the agenda and also at the Securities Authority website at the address www.magna.isa.gov.il

24 November 2010

TEFRON LTD.

("The Company")

November 24, 2010

The Securities Authority	The Tel Aviv Stock Exchange Ltd.

22 Kanfei Nesharim Street	54 Achad Ha-am Street

Jerusalem	Tel Aviv

Via MAGNA	Via MAGNA

Dear Sir/Madam,

RE:
IMMEDIATE REPORT IN ACCORDANCE WITH THE SECURITIES REGULATIONS (TRANSACTION BETWEEN A COMPANY AND THE CONTROLLING PARTY THEREIN), 5761 – 2001, THE SECURITIES REGULATIONS (A PRIVATE OFFER OF SECURITIES IN A REGISTERED COMPANY) 5760 – 2000, THE SECURITIES REGULATIONS (INTERIM AND IMMEDIATE REPORTS), 5730 – 1970 AND THE COMPANIES LAW, 5759 – 1999, REGARDING THE CONVENING OF A SPECIAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS.

In accordance with the Securities Regulations (Transaction Between a Company and the Controlling Party Therein), 5761 – 2001 (hereinafter:  "The Controlling Parties Regulations"), the Securities Regulations (A Private Offer of Securities in a Registered Company) 5760 – 2000 (hereinafter:  "the Private Offer Regulations"), the Securities Regulations (Interim and Immediate Reports), 5730 – 1970 and the Companies Law, 5759 – 1999 (hereinafter:  "the Companies Law"), notice is hereby given regarding the resolution of the Company's board, which was passed subsequently to the resolution of the Company's Audit Committee, to approve the Company entering into transactions, as specified below:

A. ENTERING INTO A TRANSACTION

The Company has signed several agreements within the framework of which, inter alia, the Company shall purchase activity in the field of ladies' intimate apparel products which are manufactured by seamless technology from the (Intimes Nouvelle Seamless Inc.) company (hereinafter:  "Nouvelle"), which is a private company incorporated in Canada and it shall also invest in the company the inclusive sum of 5,813,0001 United States dollars by (i) Canada Inc. 7341148 which is a private company incorporated in Canada and controlled by Mr. Martin Lieberman (hereinafter:  "Nouvelle Investors"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter:  "Mivtach Shamir") which is an interested party in the Company and for the sake of caution transactions with it are approved as transactions with a controlling party:  and (iii) Zilkha Partners, Limited Partner. (hereinafter:  "Zilkha"), (iv) Fima Trust (hereinafter:  "Fima") and (v) Rimon Investments Master Fund L.P.  (hereinafter:  "Rimon"), which is an interested party in the Company; (Nouvelle Investors, Mivtach Shamir, Rimon, Zilkha and Fima shall hereinafter together be called:  "the Investors") and all this against the private allotment of 3,368,094 ordinary shares in the Company, which immediately after the allotment thereof shall constitute approx. 51.5% of the Company's issued share capital and the voting rights therein2 (approx. 44.4% in full dilution3) and an allotment to Ben and Martin Lieberman of 450,000 deeds of option which are realizable into up to 450,000 ordinary shares in the Company, which shall constitute approx. 6.4% of the Company's issued share capital and the voting rights therein in full dilution, on the assumption of realization of the aforementioned Option Warranties to the Company shares (approximately 6% in full dilution).

1
It should be noted that the Company's Board of Directors has approved on November 23, 2010, pursuant to the approval of the Company's Audit Committee, to increase the scope of investment by Nouvelle Investors (as defined hereinafter) in the Company in an additional sum of 613,000 Unites States dollars to the sum stated on the Company's Immediate Report published on November 17, 2010.

2
In Natural 99,740 ordinary shares in the Company, which are held by the Company's subsidiary, and which were acquired by the subsidiary before the date the Companies Law came into force.  In practice the subsidiary undertook vis-a-vis the Company not to realize the voting right or its rights in the capital by virtue of its holdings in the Company's shares as aforesaid.  Accordingly, the calculation was made in Natural Holdings the subsidiary both from the rights in the capital and from the voting rights.

3
The calculation of the amount of holdings in full dilution was made as at 21 November 2010 in Natural 99,740 ordinary shares in the Company, which are held by the Company's subsidiary, as aforesaid in Footnote 1 and on the assumption of realization of all the securities specified below:  (a) all the deeds of option (non-negotiable) to employees and office holders in the Company (including the Company's undertaking to allot deeds of option, including deed of options which will be allotted to the Chairman of the Board of Directors, pursuant to section 2 of this Report), which are realizable into 586,331 ordinary shares in the Company (after taking into account adjustment of the amount for the holders of the deeds of option following the rights issue which the Company made in March 2010); (b) all 450,000 deeds of option (non-negotiable) which are allotted to Ben and Martin Lieberman within the framework of this immediate report.

Below is a summary specification of the main agreements within the framework of the aforesaid transaction:

A.
An agreement between the Company and Nouvelle whereby the Company shall acquire from Nouvelle the activity within the field of ladies' intimate apparel products which are manufactured by seamless technology in consideration for the allotment of 600,000 ordinary shares in the Company, which immediately after the allotment thereof (subject to completing the transaction in full) shall constitute approx. 9.2% of the Company's issued share capital and the voting rights therein (approx. 7.9% in full dilution).

B.
An agreement between the Company and the Nouvelle Investors whereby the Nouvelle Investors shall invest the sum of 3,313,000 United States dollars in the Company in consideration for the allotment of 1,577,619 ordinary shares in the Company (according to the price of 2.1 United States dollar per share), which immediately after the allotment thereof (subject to completing the transaction in full) shall constitute approx. 24.1% of the Company's issued share capital and the voting rights therein (approx. 20.8% in full dilution).

C.
An agreement between the Company and Mivtach Shamir whereby Mivtach Shamir shall invest the sum of 1,300,000 United States dollars in the Company in consideration for the allotment of 619,047 ordinary shares in the Company (according to the price of 2.1 United States dollar per share), which immediately after the allotment thereof (subject to completing the transaction in full) shall constitute approx. 9.5% of the Company's issued share capital and the voting rights therein (approx. 8.2% in full dilution).

D.
An agreement between the Company and Rimon, Zilkha and Fima whereby each of the above-mentioned shall invest the sum of 600,000 dollars, 450,000 dollars and 150,000 dollars, respectively (and in total 1,200,000 United States dollars), in the Company in consideration for the allotment of  285,714 shares, 214,286 shares, 71,428 shares, respectively (and in total of   571,428 ordinary shares in the Company) (according to the price of 2.1 United States dollars per share), which immediately after the allotment thereof (subject to completing the transaction in full) shall constitute approx. 8.7% of the Company's issued share capital and the voting rights therein (approx. 7.5% in full dilution).

E.
A consultation agreement between Tefron USA Inc., the Company's subsidiary (hereinafter:  "the Subsidiary") and Nouvelle (or any other company on behalf of Mr. Willy Lieberman), which shall grant the Subsidiary sales manager services in North America markets via Mr. Willy Lieberman, who is currently presiding as Senior Vice President in Nouvelle.

F.
An options agreement with Ben and Martin Lieberman whereby they (or a company for them) shall be allotted 450,000 deeds of option (225,000) deeds of option each) which are realizable into 450,000 ordinary shares in the Company, which immediately after the allotment thereof (subject to completing the transaction in full) shall constitute approx. 6.4% of the Company's issued share capital and the voting rights therein on the assumption of realization of the aforementioned deeds of Option to the Company shares (approx. 6% in full dilution).  The deeds of option shall mature subject to the Company complying with the sales targets.

G.
A Registration Rights Agreement whereby the Company has undertaken to file with the U.S. Securities and Exchange Commission  (hereinafter:  "the Stock Exchange"), a document for the purpose of registration in the United States of the shares which are to be allotted to the Investors within the framework of the transaction as well as the shares which were allotted to TA Top Limited Partnership and to Mivtach Shamir in accordance with the resolution of the General Meeting of the Company's shareholders on 24 February 2010 (reference number:  2010-01-393966) and as the actual allotment was reported on 28 March 2010 (reference number:  2010-01-432723).

H.
A mutual agreement for receiving services between the Company and Lamour Global (hereinafter:  "Lamour"), which is a private company incorporated in Hong Kong and which is affiliated with the Lieberman family which hold Nouvelle's issued shares capital, whereby the Company and Lamour shall assist each other in locating new clients and also in the location of suppliers including sub-contractors and supervision over them and all in consideration for a commission which shall be calculated as a percentage of the relevant service element prescribed in the services agreement.

I.
As part of the transaction, three additional directors will be appointed, with one of said directors being Mr. Guy Shamir, son of Mr. Meir Shamir (indirect controlling shareholder in Mivtach Shamir). Each of said directors will be entitled to directors' fees, indemnification and insurance in respect of their tenure as a director of the Company. Additionally, as part of the transaction, the Company will purchase a run-off insurance policy to cover the liability of directors and officers. Furthermore, as part of the transaction the liability of Yishai Davidi, Meir Shamir and Guy Shamir, as directors of the Company, will be covered under the company's D&O insurance policy as well as under the run-off policy.

It is clarified, that the transactions specified in Sections A to I above are related to each other and accordingly they are brought before the General Meeting for the approval of the shareholders as one resolution.  The aforesaid set of agreements shall collectively be called:  "the Transaction".

The transaction is brought before the General Meeting of the Company for the approval of the shareholders, for all the reasons specified below:

A.
The Transaction is being made, inter alia, with Mivtach Shamir and entities affiliated  to Norfet Limited Partnership (hereinafter:  "Norfet"), which are interested parties in the Company by virtue of their holdings in the Company's shares, when the Company acted for the sake of caution, to approve the Company's contracts with Norfet or with the controlling parties in Norfet pursuant to the provisions of Sections 270(4) and 275 of the Companies Law, as a transaction with a controlling party.

B.
Within the framework of the Transaction the Investors shall be allotted the inclusive total of 3.818.094 ordinary shares in the Company (including 450,000 realization shares which shall arise from the realization of 450,000 deeds of option which have been allotted to Ben and Martin Lieberman, as aforesaid in Section F), which immediately after the allotment thereof shall constitute approx. 54.6% of the Company's issued share capital and the voting rights therein (approx. 50.4% in full dilution), when some of the shares are allotted in consideration for the activity acquired.  Accordingly, the offer is a private offer which is brought for approval also pursuant to the provisions of Section 270(5) of the Companies Law.

C.
As conveyed to the Company by the parties to the Transaction specified hereinafter, upon completion of the Transaction, a shareholders agreement (hereinafter: "The Shareholders Agreement") is due to be signed between Nouvelle, Nouvelle Investors, Ben Lieberman and Martin Lieberman (collectively in this section:  "the Nouvelle Group") and Mivtach Shamir, whereby the parties shall exert their power as shareholders in relation to particular matters, including:  the appointment of directors, voting at the General Meeting of the shareholders, the parties agreed as well as to the right of first refusal and the right to join in the sale and all as specified in Section 14 below.  Accordingly, after the completion of the Transaction and the signature of the Shareholders Agreement the shareholders included in the Nouvelle Group together with Mivtach Shamir shall be regarded as holding together, approx. 45.031% of the Company's share capital and the voting rights therein (approx. 44.8% in full dilution).  Since as at 23 November 2010, there is no party holding more than 25% of the Company's issued and paid-up share capital and the voting rights therein, the Transaction is brought before the approval of the meeting of the Company's shareholders also pursuant to the provisions of Section 328(b)(1) of the Companies Law, as a private offer the aim of which is to grant the shareholders included in the Nouvelle Group and Mivtach Shamir, together, more than 45% of the voting rights in the Company, both as a result of the aforesaid shareholders agreement between Nouvelle Group and Mivtach Shamir and as a result of realization of the deeds of Option granted to Ben and Martin Lieberman, as specified in section 1.6 hereinafter.

In light of the foregoing, in Part A of this Immediate Report, information regarding the transaction will be provided, both in accordance with the Private Placement Regulations (with respect to an irregular issue) and in accordance with the Controlling Shareholder Regulations.

B.   GRANTING DEEDS OF OPTION TO THE CHAIRMAN OF THE BOARD OF DIRECTORS

After obtaining the approval of the Company's Audit Committee and board, a resolution is brought before the approval of the meeting of the Company's shareholders to approve a substantial private offer to the Chairman of the Company's board, Mr. Arnon Tiberg, for his services as Chairman of the Company's board, of 47,605 deeds of option (not registered for trading), which are realizable into 47,605 ordinary shares in the Company of 10 NIS nominal value each at a realization price of USD 2.1 for every deed of option, subject to adjustments, and all as specified in Part B  of this report.

C.           SUMMONING A SPECIAL GENERAL MEETING

The Company hereby gives notice regarding the summoning of a special General Meeting of the Company's shareholders for approval of the resolutions which are specified in Part A, Part B and Part C of this report.

PART A – PARTICULARS REGARDING THE TRANSACTION

1.	SUMMARY DESCRIPTION OF THE MAIN POINTS OF THE CONDITIONS OF THE TRANSACTION

As aforesaid, the Company has entered into several agreements within the framework of which, inter alia the Company shall purchase from Nouvelle the activity in the field of ladies' intimate apparel products which are manufactured by seamless technology (as specified in section 1.1.1 hereinafter) and the inclusive sum of 5,813,000 United States dollars shall also be invested in the Company against the private allotment of ordinary shares in the Company. The following is a brief description of the highlights of said agreements and of the additional actions with respect to performance of the transaction, including:  the appointment of Guy Shamir, Brahm Gelfand and Yossi Shahak as directors, including fees, insurance and indemnification of directors, as aforementioned; purchase of run-off insurance for directors and officers; and coverage for liability of Yishai Davidi, Meir Shamir and Guy Shamir, which for the sake of caution the Company views as controlling shareholders of the Company, under the Company's D&O insurance policy and the run-off insurance policy, and all as part of the transaction and presented for approval with the transaction as a single unit.

1.1
AGREEMENT BETWEEN THE COMPANY AND NOUVELLE FOR THE PURCHASE OF NOUVELLE'S ACTIVITY IN THE FIELD OF LADIES' INTIMATE APPAREL PRODUCTS WHICH ARE MANUFACTURED BY SEAMLESS TECHNOLOGY, AGAINST THE ALLOTMENT OF 600,000 ORDINARY SHARES IN THE COMPANY (HEREINAFTER: "THE ACTIVITY PURCHASE AGREEMENT").

A summary description of the main conditions of the Activity Purchase Agreement are set out below:

1.1.1	THE ASSETS PURCHASED FROM NOUVELLE

On 16 November 2010 an Activity Purchase Agreement was signed between the Company and Nouvelle whereby Nouvelle shall sell to the Company the following assets in connection with Nouvelle's activity in the field of ladies' intimate apparel products which are manufactured by seamless technology (collectively:  "the Activity Purchased"):  (i) a list of Nouvelle's clients and client contact persons (hereinafter:  "Nouvelle Clients") including particulars of the contact person of such clients, (ii) Work orders which Nouvelle received before the date of completion of the Transaction which concern the supply of Nouvelle products after the date of completion provided that it is not necessary to obtain the client's approval in order to transfer the work orders to the Company or where approval as aforesaid has been obtained from the client (hereinafter in this section:  "Work Orders").  The Company shall assume full responsibility in connection with the Work Orders as aforesaid; (iii) all the rights by virtue of the license agreement between Nouvelle and New Balance Athletic Shoes Inc. (hereinafter:  "New Balance") dated 1 October 2009 (hereinafter:  "the License Agreement"); (iv) good will in connection with Sections (i) to (iii) above.

For the avoidance of doubt, every work order which is received by Nouvelle after the date of completion shall be deemed to be a work order meant solely for the Company and Nouvelle shall act in order to transfer the order as aforesaid to the Company as soon as possible.

It is clarified, that Nouvelle shall transfer solely and exclusively the assets described above and it is not transferring any other assets and liabilities, including neither its cash balances, debtors balances, inventory, equipment, real estate, receivable balances, surplus balance, or any other asset or liability.

With regard to work orders which are received prior to the completion of the Transaction and where the client has not approved the transfer thereof to Company the parties shall act in accordance with one of the following alternatives:  (a) Nouvelle shall perform the work order and shall charge the client; or (b) Nouvelle shall send the Company a work order in the capacity of sub-contractor (insofar as this is possible by law); in any event the Company and Nouvelle shall each be entitled to 50% of the net raw profit to the Company which arises from every work order as aforesaid.

Nouvelle shall make a reasonable commercial effort in order to persuade its clients to transfer their orders to the Company provided that Nouvelle shall not bear any liability vis-à-vis the Company in each one of the following instances:  (a) a client as aforesaid decides not to work with the Company or decides to cancel a work order due to the fact that it would not be supplied by Nouvelle; (b) New Balance or a client who has transferred Work Orders as aforesaid do not agree to assign the license or work order, respectively, to the Company.

1.1.2
Nouvelle has undertaken to obtain the consent of various parties to the activity purchase agreement however if the consent of: (a) New Balance; (b) a client of Nouvelle in connection with the work order or a sub-contractor work order; is not obtained, then lack of consent as aforesaid shall not constitute a breach of the activity purchase agreement or influence the consideration owing to Nouvelle.

1.1.3	THE CONSIDERATION

In consideration for the Activity Purchased, the Company shall allot to Nouvelle 600,000 ordinary shares in the Company, which immediately after the allotment thereof shall constitute approx. 9.6% of the Company's issued share capital and the voting rights therein (approx. 8.2% in full dilution).

1.1.4
The Company is granted the right to purchase Nouvelle's inventory, machines and equipment from out of the list of additional assets which Nouvelle shall send the Company before 6 December 2010 (hereinafter:  "the Additional Assets"), if and insofar as Nouvelle does decide to sell any of the Additional Assets.  The Company may utilize its right as aforesaid until two days before the date of completion. To the extent the Company should acquire additional assets, it shall only acquire inventory and equipment at a price that do not exceed the price of the equipment and/or inventory in Nouvelle's books.

1.1.5
The Company has undertaken to approach certain employees of Nouvelle which are unrelated to Nouvelle shareholders (the Company intends to approach mainly Nouvelle's employees and marking managers in North America) and propose that they work in the Company for a period to be determined at the Company's sole discretion.  The conditions of employment to be agreed upon between the Company and the employees, if there are such, are in accordance with the Company's discretion.

1.1.6
In order to assist in the transfer of the assets to the Company the Company may request from Nouvelle that until 1 March 2011:  (a) Nouvelle shall continue to serve as the Company's contact person for the purpose of work with certain clients of Nouvelle; (b) the Vendor shall act as the liaising party with Nouvelle's sub-contractor factories in China and Taiwan for the purpose of performing Nouvelle clients orders.

Nouvelle shall not bear any liability in respect of its activity as aforesaid and the Company shall indemnify Nouvelle, its office holders, directors and shareholders against any third party liability in connection with the aforesaid.

1.1.7
The Company has undertake to indemnify Nouvelle, its office holders, directors, affiliates, employees, agents and representatives (hereinafter:  "Nouvelle Indemnified Persons")  in respect of any damage and/or loss which any of the Nouvelle Indemnified Persons may incur as a result of:  (a) liability arising from the Work Orders as defined in Section 1.1.1(i) above; (b) any false or imprecise representation or undertaking of the Company in any substantive aspect, including third party suits as a result of a breach as aforesaid; (c) any breach or substantive failure of the Company to observe or perform any of the conditions, agreements or undertakings of the Company within the framework of the transaction  documents; (d) the Company's use of the assets or Work Orders which were sent to the Company from Nouvelle's clients, after the date of completion; (e) assisting Nouvelle as the contact person for the purpose of work with Nouvelle's clients.

The indemnity undertaking by the Company in connection with the breach of the Company's representations and/or undertakings pursuant to the Activity Purchase Agreement is limited to losses beyond the accumulative sum of 150,000 United States dollars and only in respect of sums which exceed the aforesaid sum.

1.1.8
Nouvelle has undertaken to indemnify the Company, its office holders, directors, affiliates, employees, agents and representatives (hereinafter:  "the Company's Indemnified Persons") and shall pay in respect of all the losses which are incurred by any of the Company's Indemnified Persons as a result of:  (a) any false or imprecise representation or undertaking of Nouvelle in any substantive aspect, including third party suits as a result of a breach as aforesaid; (c) any breach or substantive failure of Nouvelle to observe or perform any of the conditions, agreements or undertakings of Nouvelle within the framework of the transaction  documents; (c) use of assets by Nouvelle before the date of completion (unless the Company has agreed to this in advance and in writing).

The indemnity undertaking by Nouvelle in connection with the breach of Nouvelle's representations and/or undertakings pursuant to this Activity Purchase agreement is limited to losses beyond the accumulative sum of 150,000 United States dollars and only in respect of sums which exceed this sum.  Indemnity as aforesaid (insofar as there is any) shall be paid to the Company by means Company's shares which have been allotted to Nouvelle pursuant to this Activity Purchase agreement (when the value of the shares shall be calculated according to the average closing price of the Company's shares at the Tel Aviv Stock Exchange Ltd. (hereinafter:  "the Stock Exchange") during the thirty working days preceding the date on which a final judgment was given or a compromise agreement was signed).  The Company shall not be entitled to any financial indemnity in addition to shares as aforesaid, excluding in the event of indemnity in respect of use made by Nouvelle of assets before the date of completion where the indemnity in respect thereof shall be financial.

1.1.9	CONDITIONS PRECEDENT IN RELATION TO BOTH PARTIES' UNDERTAKINGS

The undertakings of each party are subject to the fulfillment of the conditions precedent prescribed in the Activity Purchase agreement, the main ones being specified below:

1.1.9.1
All the regulatory and third party approvals and consents have been obtained for the purpose of performance of Activity Purchase agreement and there is no court order or determination from any other competent body in force which prescribes that the Transaction shall be performed on conditions or in a different manner to that prescribed within the framework of the Transaction Documents or whereby the performance of the Transaction is illegal.

1.1.9.2	The correctness of the representations and undertakings which have been given by the Company and Nouvelle within the framework of the Activity Purchase agreement.

1.1.9.3
The compliance of the Company and Nouvelle with all the undertakings, agreements and conditions required from them within the framework of the Activity Purchase agreement, including the execution of all the agreements specified in section 1.2 to 1.9 hereinafter.

1.1.9.4	The Company has made a new arrangement with its financing banks, to the satisfaction of Nouvelle and without any guarantee being required on the part of Nouvelle or from any of its shareholders.

1.1.9.6	Obtaining consent to the transaction of the Royal Bank of Canada, which has charges over Nouvelle's assets.

1.1.9.7	Obtaining consent of the Investments Center at the Ministry of Industry, Trade and Employment.

1.1.10
The Activity Purchase agreement may be revoked by any of the parties if any of the following events occurs:  (a) if the Transaction pursuant to the Activity Purchase agreement is not completed before 31 January 2011; (b) an order is given by a government authority restricting or preventing the completion of the Transaction pursuant to the Activity Purchase agreement or if a suit has been filed or an act has been committed or any other proceeding has been instituted by a government entity or a threat has been received regarding the intention to institute any of the above proceedings, in order to limit or prevent the performance of the Transaction; (c) if the Transaction pursuant to the Activity Purchase agreement and all the other transaction documents is not approved by the meeting of the shareholders of the aforesaid party before 31 January 2011.

In addition, each one of the parties may revoke the Activity Purchase agreement if the other party has committed a breach of any of the representations, undertakings or agreements contained in the Activity Purchase agreement, so that the conditions precedent to the Activity Purchase agreement have not been fulfilled and such party has not waived the rectification of the breach and the breach as aforesaid is not rectifiable or has not been rectified within 15 days from the date on which such party gave the other party notice in writing.

1.1.11	The parties have undertaken a preservation of confidentiality undertaking, subject to the usual exceptions.

1.1.12
The Company has undertaken to pay Nouvelle 50% of the total payment Nouvelle is required to pay to its accountants for various services in connection with the Transaction (including the preparation of Nouvelle's financial reports for the 12 calendar month period terminating on 30 June 2010, drawn up according to the IFRS standards, but no more than 50,000 dollars).

It should be noted that as of the date of this immediate report, the Company has already begun manufacturing women's undergarments for several Nouvelle customers. The Company manufactures these products as a subcontractor for Nouvelle, against orders the Company receives from Nouvelle and in accordance with the ordinary terms of engagement the Company implements for all its customers.

1.2	RESTRICTIVE TRADE UNDERTAKING ON THE PART OF NOUVELLE AND MESSRS. BEN AND MARTIN LIEBERMAN

A summary description of the restrictive trade undertaking on the part of Messrs. Ben and Martin Lieberman is set out below:

Nouvelle and Messrs. Ben and Martin Lieberman, who are the affiliated to Nouvelle, as specified in section 3.7 hereinafter, have undertaken not to compete with the Company in the field of seamless products, throughout five years from the date of signature of the restrictive trade undertaking.  Notwithstanding the aforesaid the Company has declared that it knows and agrees that:  (a) the aforesaid are interested parties in B.L. Intimate Apparel Canada Inc. and also serve as representatives in Canada of the companies – Vanity Fair Limited Brands, B.L. Intimate Apparel Canada Inc. and Fruit of the Loom, which operate, inter alia, in the field of seamless products; (b) Nouvelle may, throughout a period of 180 days from the date of signature of the restrictive trade undertaking, to sell the inventory of products in its possession to third parties; and the aforesaid in Sub-sections (a) and (b) shall not constitute a breach of the restrictive trade undertaking.  Furthermore, any of Nouvelle and Messrs. Ben and Martin Lieberman may hold, directly and/or indirectly, solely for the purposes of investment, up to 5% of any kind of negotiable securities of an entity competing with the Company's business.  "Negotiable Securities" – means securities traded on the national Stock Exchange or registered for trade at NASDAQ.  It should be mentioned that the restrictive trade undertaking described above has been agreed upon between the parties and it is expected to be signed only on the date of completion of the Transaction.

1.3
AGREEMENT BETWEEN THE COMPANY AND NOUVELLE INVESTORS, FOR THE INVESTMENT OF THE SUM OF 3,313,000 DOLLARS IN THE COMPANY IN CONSIDERATION FOR THE ALLOTMENT OF 1,577,619 ORDINARY SHARES IN THE COMPANY (HEREINAFTER:  "THE NOUVELLE INVESTORS INVESTMENT AGREEMENT")

A summary description of the main conditions in the Nouvelle Investors Investment Agreement is set out below:

1.3.1
On 16 November 2010 an agreement was signed between the Company and the Nouvelle Investors whereby the Nouvelle Investors would invest the inclusive sum of 3,313,000 United States dollars in the Company in consideration for the allotment of 1,577,619 ordinary shares in the Company (according to the value of 2.10 United States dollars per one ordinary shares in the Company having a nominal value of 10 NIS),  which shall constitute, immediately upon completion of the transaction approx. 24.1% of the Company's issued share capital and the voting rights therein (approx. 20.8% in full dilution).

1.3.2	The Company shall use the consideration in respect of the allotment of shares pursuant to the agreement in accordance with the Company's business plan.

1.3.3
Each party has undertaken to indemnify (hereinafter in this section:  "the Indemnifier") the other party, including directors, office holders, shareholders, partners, employees, agents, anyone who is a controlling party in the other party as well as directors, office holders, shareholders, agents and partners of the controlling party as aforesaid (each one of these shall hereinafter be called in this section :  "the Party Entitled to Indemnity"), in respect of any damage and/or loss which may be incurred by or imposed upon the Party Entitled to Indemnity which arise from or which are connected to one of the following:  (a) an incorrect representation or a breach of a representation or undertaking which the Indemnifier has given in connection with the agreement or the Transaction or any other document contained therein; (b) a breach by the Indemnifier of representations, undertakings or an agreement which were contained within the framework of the agreement or any document connected to the Transaction or any document contained therein; (c) a cause of action, suit or claim brought against the Party Entitled to Indemnity by any third party whatsoever (including a follow-up suit in the name of the Company) and which arises from:  (i) the performance of the agreement or any document connected to the Transaction or any other document contained therein; (ii) any of the Nouvelle Investors or any of the holders of the shares allotted pursuant to the agreement being an investor in the Company (insofar as the claim as aforesaid is based, wholly or partly, on a breach of the representations and undertakings of any of the Nouvelle Investors or a documents which is connected to the agreement or the conduct of any of the Nouvelle Investors which constitutes fraud, gross negligence or a malicious act).  The indemnifying party's liability to provide indemnity as aforesaid (to all those entitled to indemnity) shall not exceed in the accumulative the accumulative sum which the Nouvelle Investors have paid for the shares allotted to them pursuant to this agreement in addition to a sum of USD 150,000 for legal fees.

1.3.4
The Company has undertaken to manage its business normally until whichever of the following is the earlier:  (a) the date of revocation of the agreement; (b) the date of completion (hereinafter in this section:  "the Interim Period") and has also undertaken not to perform during the Interim Period certain acts, including:  a change in the documents of incorporation, changes in the share capital and neither to take out or prematurely repay any debt or liability whatsoever, which exceed 100,000 dollars each and 500,000 dollars accumulatively (excluding trade payables).

1.3.5
The parties have undertaken to examine co-operation in the field of seamless activity in China including examining the possibility of establishing a new venture or the purchase of an existing business.  Co-operation as aforesaid shall be regulated within the framework of an agreement to be signed between the parties after the date of completion.  Insofar as an agreement is signed as aforesaid, the Company shall examine the necessity of obtaining appropriate approvals and the publication of immediate reports in accordance with any law. The Company agreed to grant Mr. Mike Gao, who to the best of the Company's knowledge is a subcontractor of Nouvelle (who works in the Far East) the right of first offer, in force through December 31, 2010, with respect to: (i) work orders for manufacture of products in China; (ii) construction of a plant in China; (iii) a joint venture for activity in China.

1.3.6
The agreement may be revoked by the Company or by any of the Nouvelle Investors who are entitled to at least 50% of the shares which are allotted to the Nouvelle Investors pursuant to the agreement, as specified below:  (a) by notice in writing to the other party if the Transaction pursuant to the agreement is not paid before 31 January 2011; (b) if any act whatsoever is taken by a government authority which restricts or prevents the completion of the Transaction forming the subject matter of the agreement (or there is a threat in connection with the aforesaid); (c) if the other party commits a breach of any of the representations, undertakings or agreements which are contained in the agreement and the breach is not rectified within 15 days from the date on which such party gave the other party notice in writing (or where it is not rectifiable).

1.3.7	CONDITIONS PRECEDENT IN RELATION TO BOTH PARTIES' UNDERTAKINGS

The undertakings of each party are subject to the fulfillment of the conditions precedent prescribed in the agreement, the main ones are specified below:

1.3.7.1	The correctness of the representations and undertakings of the Company and the Nouvelle Investors, both on the date on which they were given and on the date of completion.

1.3.7.2	The provision of all the documents pursuant to the agreement and the performance of all the undertakings pursuant to the agreement by the parties.

1.3.7.3	The conclusion of the Company's due diligence to the satisfaction of the Nouvelle Investors.

1.3.7.4	No event or development has occurred which are sufficient to or where it is reasonable for them to have a substantial adverse influence4 (hereinafter: "a Substantial Adverse Influence").

4
A substantial adverse influence means any change, event or circumstances where each one of them in itself or accumulatively is reasonably likely to adversely affect (i) the business, the assets, the cash flow, he financial results and state of the Company and its subsidiaries; (ii) the ability of any of the parties to complete the Transaction; but excluding particular exceptions which are prescribed in the agreement.

1.3.7.5
All the regulatory and third party approvals and consents have been obtained for the purpose of performance of the agreement and there is no court order or determination from any other competent body in force which prescribes that the Transaction shall be performed on conditions or in a different manner to that prescribed within the framework of the Transaction Documents or whereby the performance of the Transaction is illegal.

1.3.7.6
A new arrangement in writing shall be arrived at with the Company's financing banks within the framework of which the scope of the credit and debt available to the Company shall be increased by a further five million dollars, at least, and the financial criteria which were prescribed in the existing agreements with the financing banks shall be updated, to the satisfaction of the Nouvelle Investors.

As at the date of this report, the Company is in the advanced stages of negotiations with the banks whereby the scope of the credit and debt available to the Company shall be increased by a further five million dollars, at least, and new financial criteria shall be prescribed for the Company's agreements with the banks in accordance with the Company's plan for the upcoming years. Additionally, it is possible that as part of the arrangement with the banks providing financing to the Company, the banks will demand that various limitations be placed on the rights of the controlling shareholders of the Company (such as commitment to refrain from specific actions) and which (said restrictions) only serve the best interests of the Company. The Company is awaiting receipt of approval from the banks as aforesaid, but there is no certainty that approval as aforesaid will indeed be obtained.

1.3.7.7	The Company's budget for the year ending 31 December 2011 has been approved by each one of the Nouvelle Investors and also by the Company's Board of Directors.

1.3.7.8
The Investment Agreement with Mivtach Shamir (as specified  in Section 1.4 below) has been approved by the Company and Mivtach Shamir, it has not been revoked and it is enforceable vis-à-vis the parties so that it shall remain valid parallel to the completion of the above-mentioned agreement.

1.3.7.9	The appointments of up to four members of the board recommended by the Nouvelle Investors.

1.4
THE INVESTMENT AGREEMENT BETWEEN THE COMPANY AND MIVTACH SHAMIR FOR THE INVESTMENT OF THE SUM OF 1,300,000 DOLLARS IN THE COMPANY IN CONSIDERATION FOR THE ALLOTMENT OF 619,047 ORDINARY SHARES IN THE COMPANY (HEREINAFTER:  "THE INVESTMENT AGREEMENT WITH MIVTACH SHAMIR")

On 16 November 2010 an agreement was signed between the Company and Mivtach Shamir whereby Mivtach Shamir would invest the inclusive sum of 1,300,000 United States dollars in the Company in consideration for the allotment of 619,047 ordinary shares in the Company (according to the value of 2.10 United States dollars per one ordinary shares in the Company having a nominal value of 10 NIS),  which shall constitute, immediately upon completion of the transaction approx. 9.5% of the Company's issued share capital and the voting rights therein (approx. 8.2% in full dilution).

The Investment Agreement with Mivtach Shamir is similar in all substantial aspects to the Investment Agreement with the Nouvelle Investors (the provisions of which are described in Section 1.3 above) mutatis mutandis.

1.5
THE INVESTMENT AGREEMENT BETWEEN THE COMPANY AND RIMON, ZILKHA AND FIMA FOR THE INVESTMENT OF THE SUM OF THE TOTAL SUM OF 1,200,000 UNITED STATES DOLLARS IN THE COMPANY IN CONSIDERATION FOR THE ALLOTMENT OF 571,428 ORDINARY SHARES IN THE COMPANY (HEREINAFTER:  "THE INVESTMENT AGREEMENT WITH RIMON, ZILKHA AND FIMA")

On 16 November 2010 an agreement was signed between the Company and Rimon, Zilkha and Fima whereby the above-mentioned would invest the sum of 600,000 dollars, 450,000 dollars and 150,000 dollars, respectively, (and a total sum of 1,200,000 United States dollars) in the Company in consideration for the allotment of 285,714 shares, 214,286 shares, 71,428 shares, respectively, (a total of 571,428 ordinary shares in the Company) (according to the value of 2.10 United States dollars per one ordinary shares in the Company having a nominal value of 10 NIS),  which shall constitute approx. 8.7% of the Company's issued share capital and the voting rights therein (approx. 7.5% in full dilution).

The Investment Agreement with Rimon, Zilkha and Fima is similar in all substantial aspects to the Investment Agreement with the Nouvelle Investors (the provisions of which are described in Section 1.3 above) mutatis mutandis.

1.6	AN AGREEMENT FOR THE GRANT OF DEEDS OF OPTION (NON-NEGOTIABLE) TO BEN AND MARTIN LIEBERMAN (HEREINAFTER: "THE OPTIONS TO BEN AND MARTIN LIEBERMAN AGREEMENT")

As an appendix to the Investment Agreement with the Nouvelle Investors an options agreement will be signed with Ben and Martin Lieberman whereby, for their contribution to the promotion of the Company's business, Ben and Martin Lieberman would be entitled to 450,000 deeds of option (225,000 deeds of option each) which are realizable into 450,000 ordinary shares in the Company, which shall constitute approx. 6.4% of the Company's issued share capital and the voting rights therein, assuming full realization of the deeds of option into the Company's shares solely ( approx. 6% in full dilution).

A summary of the main conditions of the 450,000 deeds of option to be allotted to Ben and Martin Lieberman is set out below:

1.6.1
The deeds of option are offered to Ben and Martin Lieberman for no financial consideration, for their contribution to the promotion of the Company's business as specified below.  The deeds of option to Ben and Martin Lieberman shall not be registered for trade.  The realization shares shall be registered in the name of a registrations company.

1.6.2
Each deed of option shall be realizable into one ordinary share in the Company (hereinafter:  "the Realization Shares") in consideration for the payment of the total of three (3) dollars per deed of option (hereinafter:  "the Realization Price"), subject to the below-mentioned in Section 1.6.5 (the adjustments section).

1.6.3	The entitlement of each offeree of the deeds of option shall be vested in accordance with what is specified below:

1.6.3.1
75,000 deeds of option shall be realizable if the Company's revenue in respect of the period commencing on 1 January 2011 until 31 December 2011 is equivalent to or exceeds 130 million dollars and the rate of EBITDA (profit before interest, taxes depreciation and deductions) out of the revenue in such year (hereinafter:  "the EBITDA Rate") is 8% (collectively:  "the 2011 Revenue Target").  The deeds of option which have matured as aforesaid shall be realizable with effect from the date of maturity thereof until no later than three years from the date on which the Company published its financial reports for the  year ending 31 December 2011.  Notwithstanding the aforesaid in the event where the revenue in 2011 is less than 130 million dollars, but higher than 115 million dollars (inclusive) with an EBITDA Rate of over 5% (inclusive), then the entitlement of each offeree of the deeds of option shall be formulated solely in relation to some of the deeds of option, according to the following formula:

37,500+37,500*((R-$114,999,999)/$15,000,000)*(EBITDA–4.99%)/3%)

R	-	Sales in 2011

EBITDA	-	EBITDA in 2011

1.6.3.2
An additional 75,000 deeds of option shall be realizable if the Company's revenue in respect of the period commencing on 1 January 2012 until 31 December 2012 is equivalent to or exceeds 150 million dollars and the rate of EBITDA is 8% (collectively:  "the 2012 Revenue Target").  The deeds of option which have matured as aforesaid shall be realizable with effect from the date of maturity thereof until no later than three years from the date on which the Company published its financial reports for the  year ending 31 December 2012.  Notwithstanding the aforesaid in the event where the revenue in 2012 is less than 150 million dollars, but higher than 135 million dollars (inclusive) with an EBITDA Rate of over 5% (inclusive), then the entitlement of each offeree of the deeds of option shall be formulated solely in relation to some of the deeds of option, according to the following formula:

37,500+37,500*((R-$114,999,999)/$15,000,000)*(EBITDA–4.99%)/3%)

R	-	Sales in 2012

EBITDA	-	EBITDA in 2012

1.6.3.3
An additional 75,000 deeds of option shall be realizable if the Company's revenue in respect of the period commencing on 1 January 2013 until 31 December 2013 is equivalent to or exceeds 180 million dollars and the rate of EBITDA is 8% (collectively:  "the 2013 Revenue Target").  The deeds of option which have matured as aforesaid shall be realizable with effect from the date of maturity thereof until no later than three years from the date on which the Company published its financial reports for the year ending 31 December 2013.  Notwithstanding the aforesaid in the event where the revenue in 2013 is less than 180 million dollars, but higher than 165 million dollars (inclusive) with an EBITDA Rate of over 5% (inclusive), then the entitlement of each offeree of the deeds of option shall be formulated solely in relation to some of the deeds of option, according to the following formula:

37,500+37,500* ((R-$164,999,999)/$15,000,000)*(EBITDA–4.99%)/3%)

R	-	Sales in 2013

EBITDA	-	EBITDA in 2013

1.6.4
The deeds of option shall be realizable with effect from the date of formulation of the entitlement of the offerees to the deeds of option until up to three years from the date on which the Company published its financial reports for the period ending 31 December of the relevant year.

1.6.5	ADJUSTMENTS

DIVIDEND, SPLIT OF CAPITAL OR CONSOLIDATION OF CAPITAL

In the event where after the date of allotment of the deeds of option to the offerees, the Company has declared the distribution of a dividend in specie, consolidation of capital or the split of capital, then on the date of the realization of the deeds of option the offeree shall be entitled to receive for each realization share, without any additional cost to the offeree, the number of ordinary shares which he would have been entitled to if it had held the realization shares on the determining date for the distribution of a dividend in specie, the consolidation of capital or the split of capital.

RECLASSIFICATION, CONVERSION OR EXCHANGE

In the events of reclassification, conversion or exchange or of any similar event the result of which is a change in the number and/or class of securities which are due to be allotted to an offeree on the date of realization of the deeds of option, the offeree shall be entitled to receive, on the date of realization of the deeds of option, the quantity and class of securities or of any in specie consideration which he would have received if he had realized the deeds of option immediately before the aforesaid change.  The Company or any other entity which may replace it shall allot to the offeree as soon as possible, a new deed of option in respect of the new securities or in specie consideration as aforesaid.  The new deed of option shall contain adjustment devices which are identical, as far as possible, to the adjustment devices described above and below.

BONUS SHARES

In the event where the Company allots bonus shares where the determining date for the distribution thereof shall apply after the date of allotment of the deeds of option to the offeree, but prior to the lapse of the deeds of option, the number of realization shares which the offeree is entitled to shall be increased at the time of the realization of the deeds of option by the number of shares which the offeree would have been entitled to as bonus shares if he had realized the deeds of option before the determining date for the distribution of the bonus shares.  The realization price of each deed of option shall not be varied as a result of the increase in the number of realization shares which the offeree is entitled to following the distribution of the bonus shares.  The offeree's right as prescribed above in this section shall only apply with effect from the date of realization of the deeds of option and in relation to the deeds of option which are actually realized by the offeree.

ENTITLEMENT

In the event of a rights issue for the purchase of securities by the Company to the shareholders, the number of realization shares which the offeree is entitled to shall be adjusted at the time of the realization of the deeds of option in relation to the bonus element.  For this purpose, "the bonus element" means the price of the Company's share at the Stock Exchange on the determining date for the issue of the rights divided by the base price of the Company's shares at the Stock Exchange "ex rights".  The offeree's right as prescribed above in this section shall only apply with effect from the date of realization of the deeds of option and in relation to the deeds of option which are actually realized by the offeree and in any event there is no adjustment as aforesaid in order to reduce the number of realization shares to which the offeree is entitled.

1.6.6
As long as the deeds of option have not been realized or lapsed, in the event where the Company allots or sells convertible securities or any other means which may be converted into securities of the Company, at a price per one ordinary share of the Company which is less than 3 dollars (adjusted to the distribution of an in specie dividend, bonus shares, split of capital, consolidation of capital, reclassification), then the number of realization shares shall be adjusted so that the number of realization shares after the adjustment as aforesaid shall vest in the offeree the same voting power which the realization shares would have had shortly before the allotment of the convertible securities as aforesaid.  Making the adjustment as aforesaid is subject to the following conditions:  (i) the Company publishes an immediate report regarding the private allotment of the additional deeds of option arising from the adjustments as aforesaid; (ii) all the approvals required by law for the purpose of making the private allotment of the additional deeds of option, including the approval of the Stock Exchange, have been obtained. The Company will make reasonable commercial efforts to take any action and perform as necessary (subject to provisions of law) to obtain the aforementioned approvals to perform the issue of additional option warrants. Should it not be possible to obtain said approvals for the issue of additional option warrants, then the parties will discuss alternate solutions for the undertaking for adjustment as stipulated in this Section 1.6.6.

1.6.7	Subject to the provisions of any law, each offeree may transfer or assign the deeds of option which have matured without any necessity of obtaining the Company's consent.

1.6.8
It should be mentioned, that the option agreement with Ben and Martin Lieberman has been agreed upon between the parties but it is only expected to be signed on the date of completion of the Transaction.

1.7 Agreement to receive consulting services from Nouvelle through Willy Lieberman (or any other company on behalf of Mr. Willy Lieberman) (hereinafter, "Nouvelle Consulting Agreement")

Following is a brief description of the main terms of the Nouvelle Consulting Agreement:

1.7.1
On the transaction closing date, the subsidiary will enter into an agreement with Nouvelle (or any other company on behalf of Mr. Willy Lieberman), pursuant to which Nouvelle will render to the subsidiary sales administration services in North American markets, through Mr. Willy Lieberman. In exchange for said services, the subsidiary will pay Nouvelle all of the following amounts:

1.7.1.1	Payment in the amount of USD 250,000 per annum (pro rata) (hereinafter, "the Annual Payment"). Said payment is payable in equal monthly installments.

1.7.1.2
Payment equal to 0.3% of the subsidiary's revenues from sales to Nouvelle's existing customers, and from all revenues generated from sales to any new customer who is not, at or prior to the transaction date, a customer of the subsidiary or any affiliate thereof (hereinafter, "the Income Commission"). Nouvelle will be entitled to payment of monthly advances in the amount of USD 7,500 on the account of the Income Commission, which shall be set off from the Income Commission payments that shall be made quarterly.

"Income" means – the revenues effectively received by the subsidiary and identified by the subsidiary as the subsidiary's sales to third parties, pursuant to the subsidiary's policy of income recognition, attribution of costs, and the subsidiary's accounting policy that is consistently applied pursuant to generally accepted accounting principles, less: (a) commissions to distributors, agents, and the like; (b) discounts, refunds, deductions, credits, and the like; (c) credits and credit granted against return of products; (d) shipping costs; (e) taxes (including VAT, excluding withholding tax), customs, tariffs and other governmental charges in relation with the services, production, selling, transporting, supplying, importing and exporting of the products); (f) all other conventional adjustments involving the sold products and are reasonably attributable to said sold products.

1.7.1.3	Nouvelle shall be entitled to reimbursement of Mr. Willy Lieberman's accommodation costs up to the amount of USD 2,000 per month, against receipts in respect of said expenses.

1.7.1.4	Nouvelle shall be entitled to reimbursement of Mr. Willy Lieberman's vehicle-related costs up to the amount of USD 1,000 per month, against receipts in respect of said expenses.

1.7.2
The term of the Consulting Agreement is 24 months beginning on its date of execution (hereinafter, "the First Term"), and the Agreement may be renewed for one additional period of 12 months (hereinafter, "the Additional Term"). The Parties may cancel the Consulting Agreement, with or without cause, by written notice 90 days in advance.

In the event that the subsidiary wishes to terminate the engagement with Nouvelle without cause, during the First Term, the subsidiary shall be required to pay the following amounts to Nouvelle: (a) The annual amount that would have been due to Nouvelle at the conclusion of the First Term; (b) The difference between USD 100,000 and the Income Commission paid to Nouvelle up to that date (if the Income Commission paid to Nouvelle up to that date is less than USD 100,000); and (c) USD 1,100 in respect of each month remaining until the conclusion of the First Term.

In the event that the subsidiary wishes to terminate the engagement with Nouvelle without cause, during the Additional Term, the subsidiary shall be required to pay the following amounts to Nouvelle: (a) The annual amount that would have been due to Nouvelle in respect of the period from the date of said notice until the effective termination date; (b) The outstanding Income Commission due to Nouvelle (payable within 60 days from the end of the quarter in which the Agreement was terminated).

In the event that the subsidiary wishes to terminate the engagement with Nouvelle for cause, the subsidiary will not be obligated to make any payment to Nouvelle, with the exception of the amounts due to Nouvelle pursuant to the provisions of section 1.7.1 hereinabove, until the effective termination date of the engagement.

In the advance notice period, Nouvelle shall continue to render services to the subsidiary pursuant to the provisions of the Consulting Agreement.

 "Cause" – means any event in which either Nouvelle or Willy Lieberman: (a) breach any representation, or undertaking to maintain confidentiality, or undertaking to refrain from competition vis a vis the subsidiary; (b) perform an intentional or malicious act against the subsidiary concerning engagement in the Consulting Agreement; (c) are convicted in a felony, or are found guilty of fraud against the subsidiary or in general by a competent court of law; (d) persistently fail to render the services pursuant to the provisions of the Consulting Agreement.

1.7.3
In the Consulting Agreement Period and during an additional six-month period subsequent to the conclusion of the Consulting Agreement Period, Nouvelle shall not render similar services to any competitor of the subsidiary or of any affiliate thereof.

1.7.4
Nouvelle, through its employees, shall render services to the subsidiary as an independent contractor, and Nouvelle and its employees shall not be considered employees, agents and/or partners of the subsidiary, and in no event shall they be considered representatives of the subsidiary.

1.7.5
Nouvelle has undertaken to maintain in confidence all confidential information to which it becomes party by rendering the services to the subsidiary, and to refrain from making any use thereof other than for the purpose of performing its role pursuant to the Consulting agreement, subject to acceptable exceptions concerning said undertaking of confidentiality. Nouvelle may convey said confidential information to third parties to the extent necessary to allow Nouvelle to perform its obligations under the Consulting Agreement, provided that Nouvelle verifies that said third party also signs a confidentiality agreement.

1.7.6
Nouvelle shall indemnify the subsidiary in respect of any liability, claim or allegation (including in respect of all costs, expenses and legal fees stemming thereof) that may stem from any of the following: (a) A breach by Nouvelle or any of its employees of its undertaking to maintain confidentiality, to protect the intellectual property of the subsidiary, or to refrain from making any use of internal information, or a breach of representations; (b) Any injury or damage caused to the subsidiary in respect of a claim filed by any Nouvelle employee.

1.8	Agreement to grant rights to register the Company's shares (Registration Rights Agreement) (hereinafter, "Registration Rights Agreement"), in the USA

A brief description of the main terms of the Registration Rights Agreement follows.

1.8.1	For the purposes of this Section:

1.8.1.1	Holder – holder of registrable securities who is not one of these: Nouvelle, Martin Lieberman, Ben Lieberman, Mivtach Shamir, Rimon, Fima, Zilkha Partners, and Ta-Top L.P.

1.8.1.2
Registrable securities – (i) Ordinary shares of the Company allocated as part of the operations purchase agreement and investment agreements with Nouvelle Investors, Mivtach Shamir, Rimon, Fima and Zilkha Partners and by virtue of the Option Warrants to Ben and Martin Lieberman; (ii) Ordinary shares of the Company allocated to Mivtach Shamir and Ta-Top L.P. as part of a private allocation in March 2010 (hereinafter jointly: the “Allocation shares”).

1.8.1.3	Holder entitled to demand registration – Nouvelle Investors or a holder of at least 20% of the registrable securities at the time.

1.8.2
The Company has undertaken starting at the end of the period of six months beginning on the execution date of the Registration Rights Agreement, it will receive from a holder entitled to demand registration a demand requesting that the company file an F-3 to the US Securities and Exchange Commission (hereinafter, "the SEC") for the purpose of registering in the USA the registrable shares held by the holder (hereinafter, "a Registration Document"), the company undertakes to then contact all the remaining holders who are not a holder entitled to demand registration and also offer to register their shares in the Registration Document to be filed by the company. The company will take reasonable steps to file and validate the Registration Document. The right to request the company to file a Registration Document is not limited and shall not be counted within the provisions of section 1.8.4 hereinafter. At the request of any holder entitled to demand registration, the company shall file a shelf registration report in the USA and take steps to maintain said report in effect for a period of nine months, unless all registrable securities have been sold).

1.8.3
Furthermore, if the company makes a public offer of its securities or the Shareholders' securities (with the exception of an offer of securities to employees), the company shall give notice to all holders, who may demand that the company register their registrable securities for trade in the public offer. If the number of registered shares is limited at the underwriters' demand, the number of registrable shares that are included in the public offering shall be limited and later, as the need arises, the number of additional shares that any of the holders is entitled to include in the public offer shall be limited pro rata to the number of registrable securities which the holder wished to include in the public offer; Nonetheless, a holder shall not be restricted from including [in the registration] a minimum of 20% of the shares held by him. Expenses related to said registration shall apply to the company.

1.8.4
Starting at the end of the period of six months from the execution date of the Rights Registration Agreement, a holder entitled to demand registration may, in the event that the company is not entitled to register the shares by filing a Registration Document, demand of the company to list the registrable securities held by him, fully or in part for trade on the TASE or any other quoting system on which the company's shares are traded, and in such event the Company shall contact all the remaining holders holding registrable securities and also offer to them to include their shares in said registration for trade. At the Underwriters' demand  the number of shares which any of the holders may list to trade shall be limited. The company shall not be subject to more than three (3) such demands for registration for trade.

1.8.5
Notwithstanding the provisions of sections 1.8.2 through 1.8.4 hereinabove, the company is not obligated to register for trade any registrable securities during the block period. The block period pertaining to registration for trade means – if the company registers shares for trade in good faith, and a sale of the Shareholders' shares may adversely affect the company's business (including financing, acquisition, re-organization, or any other development in the company), and the company gives notice as soon as possible to the Shareholder who requested registration of his shares, the company may (once in each 12 month calendar period) defer registration of the shares by a reasonable period of up to 90 days.

1.8.6
The company shall bear all costs involved in registering said shares for trade, provided that any Shareholder bears his (pro rata) share in the commission due to the underwriters. The Rights Registration Agreement includes provisions concerning mutual indemnification in connection with the registration of the shares for trade, as a result of any materially false statement, omission of any material information, or any other violation of the law by any Party, subject to the liability of each Shareholder in the agreement being limited to the net proceeds of the sale of the shares.

1.8.7	It should be noted that the Rights Registration Agreement was drafted by the Parties but is expected to be signed only on the transaction closing date.

1.9	Mutual Service Agreement between the Company and Lamour Global Inc. (hereinafter, "Lamour Service Agreement")

A brief description of the main terms of the Lamour Service Agreement follows.

1.9.1
In this section "Sales services" has the meaning - sales service by which either of the parties, through its sales representatives, shall sell the other party's products in the USA and Europe, both to the other party's existing customers and to new customers.

Commissions to Lamour:

On work orders received from customers introduced to the Company by Lamour (hereinafter: “customers introduced by Lamour” after the service agreement with Lamour has come into force (hereinafter: “work orders from Lamour”), when the sale was not made through Lamour, and Lamour’s services extended only as far as introducing said customer to the Company, the Company will pay Lamour a commission of 2.5% of the value of the work orders from Lamour for a period of 24 months from the date on which the said first work order is received from Lamour.

On a work order from Lamour, when the contacts with the customer as previously stated are handled by Lamour (hereinafter: “customer handled by Lamour, the Copany will pay Lamour a commission of 4% of the value of the work order from said for as long as the service agreement remains in force.

It is made clear that the expression “customers introduced by Lamour” and “customer handled by Lamour” do not include the customers on Nouvelle’s customer list that was given to the Company as part of the purchase of the operations from Nouvelle.

Commissions to the Company:

On work orders received from customers introduced to Lamour by the Company (hereinafter: “customers introduced by the Company”) after the service agreement with Lamour has gone into force (hereinafter: “work orders from the Company”), when the sale was not made through the Company, and the Company’s services extended only as far as introducing the customer as previously stated to Lamour, Lamour will pay the Company a commission of 2.5% of the value of the work orders from the Company for a period of 24 months from the date on which the said first work order was received from the Company.

On work orders from the Company, when the contacts with the customer as previously stated are handled by the Company (hereinafter: “customer handled by the Company”) Lamour will pay the Company a commission of 4% of the value of the work orders from said customer for as long as the service agreement is in force.

1.9.2
In this section "Suppliers Location Services" has the meaning  by which either of the parties shall provide to the other party services in order to locate new suppliers of raw materials and products, with whom the other party had no previous commercial relations, including: (a) to locate the most suitable supplier for the other party's needs; (b) Shall function as the other party's acquisitions agent and, among other things, shall conduct negotiations with suppliers regarding prices, quantities, quality, and shipping; (c) quality inspections; (d) Shall verify that the raw materials and/or products are delivered to the other party.

Commissions to Lamour:

In respect of suppliers for which Lamour has provided the Company the complete customer locating service, the Company will pay Lamour a commission of 4% of the value of the work orders that the Company gave to said supplier.

In respect of suppliers which Lamour only introduced to the Company (and did not have to provide the full customer location service), the Company will pay Lamour a commission of 3% of the value of the work orders that the Company gave to said supplier for a period of 24 months from the date on which the Company gave the first order to said supplier.

Commissions to the Company:

In respect of suppliers for which the Company has provided Lamour the complete customer locating service, Lamour will pay the Company a commission of 4% of the value of the work orders that Lamour gave to said supplier.

In respect of suppliers which the Company only introduced to Lamour (and did not have to provide the full customer location service),  Lamour will pay the Company a commission of 3% of the value of the work orders that the Lamour gave to said supplier for a period of 24 months from the date on which the Lamour gave the first order to said supplier

1.9.3	Payment according to sections 1.9.1 and 1.9.2 shall be made within 60 days from the date on which either party issues an invoice in respect of its services to the other party.

1.9.4
Each party will be entitled to a refund of their expenses in connection with the customer location service, including traveling expenses (including flights) up to a total of 100,000 dollars per annum provided that any expenses in excess of 1,000 dollars have been approved in advance and in writing by the party that is due to pay them.

1.9.5
The agreement shall remain in effect for three years from its signing. The Parties may terminate the agreement immediately by written notice to the other party in the following events: (a) Insolvency proceedings against the other party which are not dismissed within 60 days from the commencement thereof; (b) The other party has discontinued a substantial part of his business.

In the event that any Party breaches the Agreement, the other Party may give notice to the party in default in writing, demanding that the party in default rectify the default within 60 days. If the party in default fails to rectify the breach by the end of the said period, the Agreement automatically terminates without any need for further notification.

Performance of the Agreement is subject to advance approval by the company's three financing banks: Bank Leumi of Israel Ltd., Hapoalim Bank Ltd., and Discount Bank of Israel Ltd.

1.9.6	The parties have undertaken to maintain confidentiality, subject to accepted exceptions.

1.9.7
The Parties have undertaken to indemnify (each hereinafter in this section, "the Indemnifying Party") the other Party, including its agents and employees (each hereinafter, "the Party Entitled to Indemnification") in respect of any damage and/or loss caused or imposed on the Party Entitled to Indemnification which stems from or is related to any of the following: (a) negligence or a malicious act of the Indemnifying Party; (b) a fundamental breach or material false representation by the Indemnifying Party.

1.9.8	The relationship between the Parties is a relationship between independent contractors and do not constitute employee-employer relations.

1.9.9	We note that the Lamour Service Agreement was agreed by the Parties but is expected to be signed only at the transaction closing date.

1.10	Approval of the appointment of Mssrs. Guy Shamir, Braham Galfarb and Yossi Shachak as company's Directors shall be in force starting from the date of the completion of the transaction.

The appointment of Mssrs. Guy Shamir, Braham Galfarb and Yossi Shachak as company's Directors being in force starting from the date of the completion of the transaction is tendered to approval.

Tendered for approval are the appointments of the undersigned, Guy Shamir, Brahm Gelfand and Yossi Shachak, as directors in the Company from the date the transaction is completed.

The vote on the approval of the appointments of each of the directors will be taken separately.

Each of the directors has signed a declaration in accordance with the provisions of Clause 224b of the Companies Law copies of which are attached to this immediate report as Appendixes 1 to 3.

For details of each of the directors, as required by the provisions of Clause 26 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, see Appendixes 4 to 6 of this report.

It should be mentioned that the Company did not adopt provisions concerning independent directors, as stated in Clause 219(e) of the Companies Law, in its Articles of Association

It should also be mentioned that Mr. Guy Shamir is the son of Meir Shamir, one of the controlling shareholders in Mivtach Shamir.

These directors will be entitled to the identical remuneration given to all the other directors in the Company, as follows: an attendance fee of NIS 2,000 per meeting (including meetings of Board committees) and an annual remuneration of NIS 50,000, and in any event the annual remuneration and the attendance fee that will be paid as previously stated will not be less than the minimum amount determined in the Companies Regulations (rules on remuneration and payment of expenses to an external director), 5760-2000 (hereinafter: the “Remuneration Regulations”), as these may be from time to time. The amount of the attendance fee and the amount of the annual remuneration, as specified above, are not linked to any index.

Moreover, these directors will be covered by the Company’s Directors and Officers Liability Insurance, as it may be from time to time, in accordance with the framework agreement approved by the shareholders general meeting of February 23, 2010. For details of the framework decision on Directors Liability Insurance, see the Company’s immediate report of February 11, 2010 (reference no. 2010-01-381624). For details of the Company’s existing policies, see Section 1.12 below. Moreover, pursuant to a decision by the Company’s shareholders of August 7, 2010, the Board of Directors will be entitled to receive letters of indemnity from the Company worded identically to the letter of indemnity given to all the Company’s other directors and officers, the main points of which are as follows:

a.
Subject to the law’s provisions, as these may be from time to time, the Company will indemnify an officer in respect of any debt or expense as specified in Section (b) hereinafter, incurred due to one or more of the following: (a) an action taken by virtue of their being an officer in the Company; (b) an action taken by virtue of their being, at the Company’s request, an officer in any other Company (hereinafter: (“another company”).

b.
The undertaking to indemnify as stated in Section (a) above will apply in respect of any debt or expense that is indemnifiable by law, as follows: (i) A financial debt incurred by the officer or that the officer paid for another person pursuant to a judgment, including a judgment handed down as a compromise or an arbitrator’s ruling authorized by a court, provided that these activities relate to one or more of the events specified in Section (e) below (hereinafter:  the “determining events”), or anything directly or indirectly connected with the aforementioned events, which in the opinion of the Company’s directors were to be expected in light of the Company’s actual operations at the time the undertaking was given, provided that the maximum amount of the said indemnity does not exceed the amount specified in Section (c) below; (ii) Reasonable litigation costs, including attorney’s fees, that the officer outlays or is obliged to pay by the court in an action taken against him by the Company or another company, as the case may be, or in the name of one of them or by another person, or on a criminal charge of which he is acquitted, or on a criminal charge in which he is convicted of a crime that does not require proof of criminal intent; (iii) Reasonable litigation costs, including attorney’s fees, that the officer pays following an investigation or proceedings taken against him by the competent authority to conduct the investigation or proceedings, and which were concluded without his being indicted and without any financial liability being imposed on him as an alternative to criminal proceedings, or that were concluded without his being indicted but with a financial liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent as these terms are defined in the Companies Law.

c.
The overall accumulated amount of indemnity that will be paid by the Company pursuant to the provisions of Section (a) above, to all the holders of letters of indemnity issued and that will be issued by the Company, will not exceed 25% of the Company’s equity according to the Company’s last consolidated financial statements preceding the date of actual payment of the indemnity by the Company (hereinafter: “the maximum indemnity amount”). The excess that will apply to an officer under the conditions of said insurance will not be considered as an amount actually paid.

d.
The Company will not be required to pay any amounts under the letter of indemnity in respect of an event that the officer is entitled to be indemnified against from another source or if said amounts have been paid to the officer or for him, in any way, as part of a letter of indemnity or undertaking to indemnify from any party whatsoever that is not the Company, including in the form of payments from an insurance company.

e.	Following is a list of the events:

a.
An action in connection with investments (including investments that are not made) the Company, a subsidiary or a related company makes (as these are defined in the Securities Law) in various corporations, whether before or after the investment has been made, including contracting, completing the transaction, monitoring and supervising the investment after it has been made and any action the officer took in this connection as the investor’s representative or as an officer in the Company or in the investor.

b.
An action in connection with investments (including investments that are not made) the Company, a subsidiary or an related company makes (as these are defined in the Securities Law) in various corporations, whether before or after the investment has been made, including contracting, completing the transaction, monitoring and supervising the investment after it has been made and any action the officer took in this connection as the investor’s representative or as an officer in the Company or in the investor.

c.
An issuance of securities (including an issuance of securities that is not made), including but without derogating from the generality of the aforesaid, an offer of securities to the public under a prospectus, a private offer, or an offer of securities in any other way whatsoever.

d.
A transaction as defined in Clause 1 of the Companies Law, including the taking of credit, the sale or purchase of property, or undertakings, including securities, or giving or receiving a right in any of them, as well as any action directly or indirectly involved in said transaction, including transactions with parties at interest pursuant to the fifth part of the Companies Law.

e.
A report or notice submitted pursuant to the Companies Law or the Securities Law, including regulations promulgated under them, or pursuant to laws and regulations dealing with similar matters outside of Israel, or in accordance with the standard rules or directives of the TASE or of the commercial arena inside or outside of Israel, and all including refraining from submitting said report or notice.

f.
Actions connected with workers’ conditions of employment, including employment agreements, negotiations on an employment agreement, salary bonuses and other benefits to workers; dealing with pension funds, provident funds, insurance and savings funds, options and other benefits to workers of any kind.

g.	Any action that has caused physical injury, illness, death, injury to property, including the loss of use thereof.

h.	Any action that has led to the failure to make proper insurance arrangements.

i.
A change in the Company’s structure or its reorganization or any decision in respect of them, including but without derogating from the generality of the aforesaid, a merger, division, change in the equity of the Company, subsidiaries or related companies, their liquidation or sale, an allocation of securities of any kind in the Company, in a subsidiary or in a related company, or the distribution of a dividend (as defined in the Companies Law) or a purchase offer by or in connection with one of them.

j.
A statement or utterance, including the expressing of a position or opinion made in good faith by the officer in the course of and by virtue of his duties, including at the general meetings or Board meetings of the Company, a subsidiary or a related company, or at any one of the said Board’s committees, as well as during negotiation and contracting with suppliers, consultants and customers.

k.	Claims made against an officer in connection with the liquidation or receivership of the Company, a subsidiary or related company.

l.	Decisions and/or acts relating to quality of the environment, including pollution, poisons and hazardous substances.

m.	Actions or decisions connected with the preparing or approving of financial statements, business plans or forecasts in connection with the Company, a subsidiary or a related company.

n.	Providing liens on the Company’s assets; giving guarantees on the Company’s behalf.

o.
Complying with the requirements of the various authorities inside and outside of Israel, including the Anti-Trust Authority, the Securities Authority, the Ministry of the Environment, and the tax authorities.

p.	Determining and managing the financial policy, including the credit policy, hedging against depreciation and fluctuations in the exchange rates, and the use of cash surpluses.

q.	An action or decision concerning safety at work and/or working conditions and/or workers activities and/or any event affecting these issues.

r.
An action or decision concerning the integration of a work plan, including pricing, marketing, distribution, instructions to workers, to customers and to suppliers and collaborators, including to competitors.

s.	An action or decision connected with product development, conducting trials on products, their approval, sale, distribution or obtaining a license for them.

t.	An action or decision that could be considered a breach of the intellectual property right of a third party.

u.
Making presentations and giving undertakings to third parties or to the Company, a subsidiary or a related company, or to anyone on their behalf (including to consultants such as auditors, attorneys etc.).

v.	Providing information required or permitted to be provided by law to parties at interest in the Company.

w.	Any of the events specified above, in connection with the tenure of the officer in the Company, subsidiary or related company.

1.11	Purchasing run-off insurance

The Company intends to purchase run-off Directors and Officers Liability Insurance to cover the liability of directors and officers as a result of the transaction as defined above, for a period of seven (7) years from the date the transaction is completed. The insurance cover will be for 15 million dollars, and the premium the Company will pay on the policy will not exceed 127,500 thousand [sic] dollars for each period of seven (7) years.

1.12	Confirmation of insurance cover by the undersigned, Yeshai Davidi, Meir Shamir and Guy Shamir in the Directors and Officers Liability Insurance

As part of the transaction, liability cover of the undersigned, Yeshai Davidi, Meir Shamir and Guy Shamir (who as at the date of this report was a replacement director for Mr. Meir Shamir and who is expected to serve as a director of the Company when the transaction has been completed), as directors in the Company is tendered for approval, both in the context of the Company’s Directors and Officers Liability Insurance and in the context of the run-off insurance.

Following are details of the terms of the relevant policies:

Terms of the existing insurance policy – The Directors and Officers Liability Insurance for a period of one year expiring on October 14, 2011. The cover under the policy is for 15 million dollars per event and for the period. The annual premium due by the Company on the said policy for the said period is 127,500 thousand dollars.

It should be mentioned that when the transaction has been completed, the Company may have to purchase a new insurance policy due to the possible expiration of the current policy (hereinafter: “the future policy”). In such an event, the liability cover of Meir Shamir and Guy Shamir in the context of the future policy will be tendered for approval, and the overall amount of the cover included under the future policy will not exceed 15 million dollars per event and for the period and the annual premium to be paid by the Company will not exceed 127,500 thousand dollars.

For details of the terms of the run-off policy, see Section 1.11 above.

It is made clear that the terms of the current insurance policy, the future policy and the terms of the run-off policy, which will apply to the undersigned, Yeshai Davidi, Meir Shamir and Guy Shamir (whichever is applicable) are and will be identical to those applying to all the other directors and officers in the Company.

2.	The company's controlling owner and the nature of his personal interest

2.1
As at November 21, 2010, Mivtach Shamir Holdings, Ltd., jointly with Norfet L.P., FIMI Opportunity Fund L.P., FIMI Israel Opportunity Fund L.P., and Ta-Top L.P. (FIMI Opportunity Fund L.P., FIMI Israel Opportunity Fund L.P., and Ta-Top L.P., hereinafter jointly, "the FIMI Partnerships") jointly hold 24% of the company's issued and paid-in share capital and voting rights, and 20% of the company's fully diluted issued and paid-in share capital and voting rights, as follows:

Owner	Number of shares	Share in the company's capital and voting rights5	Share in the company's fully diluted capital and voting rights6
Mivtach Shamir 7	149,124	4.7%	4.0%
Norfet 8	461,308	14.5%	12.3%
Ta-Top LP9	149,124	4.7%	4.0%
FIMI Opportunity Fund LP10	318	0.01%	0.00%
FIMI Israel Opportunity Fund LP11	1,649	0.03%	0.02%
Total	761,523	24.0%	20.3%

5
After discounting 99,740 of the company's ordinary shares held by a company subsidiary and which were purchased by the subsidiary prior to the date on which the Companies Law entered into effect. In effect, the subsidiary undertook not to exercise its voting right or its rights in the capital based on its said holdings of the company's shares. Accordingly, the calculation is made after deducting the subsidiary's holding in both the share capital and the voting rights.

6
Percentage of holdings after full dilution is calculated as at November 21, 2010, after discounting 99,740 ordinary shares of the company that are held by the company's subsidiary, as stated in footnote 1 hereinabove, and under the assumption that all the securities listed below will be exercised: (a) all (non-negotiable) option warrants to company officers and employees (including the company's obligations to issue option warrants), which may be converted on exercise into 586,331 ordinary company shares (after taking into account an adjusted number to warrant holders resulting from a rights issued performed by the company in March 2010). (b) All 450,000 non-negotiable option warrants are issued to Ben and Martin Lieberman under this Immediate Report.

7
According to a report of holdings of parties at interest in Mivtach Shamir Holdings Ltd. dated June 15, 2010: Mr. Meir Shamir holds 33.72% of the voting rights and rights in the capital of Mivtach Shamir Holdings Ltd. (33.15% after full dilution), Ofer Glazer holds 10.82% of the voting rights and rights in capital in the company (10.64% after full dilution), Leon Recanati holds 8.43% of the voting rights and rights in the capital of the company (8.29% after full dilution), the Clal Group holds 13.34% of the voting rights and rights in the capital (13.19% after full dilution), Ashtrom Properties Ltd. holds 11.67% of the voting rights and rights in the capital of the company (11.47% after full dilution), and the Menorah Group holds 9.14% of the voting rights and rights in the capital of the company (8.99% after full dilution). According to the periodic report of Mivtach Shamir Holdings Ltd. as at December 31, 2009, Mivtach Shamir Holdings Ltd. is controlled by Meir Shamir (33.72%) and Ashtrom Properties Ltd. (11.67%), which maintain an agreement concerning the appointment of directors, first right of refusal and tag-along rights. Ashtrom Properties Ltd. is a public company whose shares are traded on the TASE and information in respect of which is published to the public.

8
To the best of the company's knowledge, the following are the parties at interest in Norfet: 7.76% of Norfet is held by FIMI Opportunity Fund, L.P., approximately 40.15% of Norfet is held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% is held by Mivtach Shamir Holdings Ltd., and approximately 6.06% is held by Yashir Provident Funds Ltd. To the best of the company's knowledge, according to a limited partnership agreement dated February 2004 between N.D.M.S. Ltd (as the General Partner in Norfet)  (hereinafter, "the General Partner") and FIMI Israel Opportunity Fund L.P. (as the Limited Partner in Norfet) and Mivtach Shamir Holdings Ltd (as the Limited Partner in Norfet) and other entities (also Limited Partners); Subject to the provisions of the Partnership Ordinance [New Version] 5735-1975, the management, operations, and control of Norfet were exclusively and irrevocably conferred to the General Partner. To the company's best knowledge, the General Partner is subject to the joint control of FIMI 2001 Ltd (the General Partner of the FIMI Partnerships) and Mivtach Shamir Holdings Ltd; Accordingly, Norfet considered the FIMI Partnerships and Mivtach Shamir Holdings Ltd as its joint controlling owners.

To the best of the company's knowledge, Mr. Yishay Davidi, a director in the company, is the controlling owner of FIMI 2001 Ltd, which is the controlling owner of FIMI Israel Opportunity Fund L.P. and FIMI Opportunity Fund L.P., and Ta-Top L.P.. The parties at interest in FIMI Israel Opportunity Fund LP are as follows: approximately 20% Israel Discount Bank Ltd., approximately 7.27% Israel - Phoenix Trust Ltd., approximately 6.50% Clal Insurance Company Ltd., approximately 5.02% The United Mizrahi Bank Investment Company Ltd. The parties at interest in FIMI Opportunity Fund L.P. are as follows: approximately 20% Israel Discount Bank Ltd., approximately 17.30% The United Mizrahi Bank Investment Company Ltd, approximately 21.62%  MAS Mutual, approximately 17.30% Hillenbrand Industries, approximately 10.81% Yarden Industries. The parties at interest in Ta-Top LP are as follows: approximately 83.3% FIMI Isreal Opportunity Fund L.P., and approximately 16.2% FIMI Opportunity Fund L.P.).

9	See footnote 8 hereinabove.

10	See footnote 8 hereinabove.

11	See footnote 8 hereinabove.

2.2
For the sake of caution, the company typically approved the company's engagements with Norfet or with shareholders of Norfet or the company's engagements in which Norfet and/or any controlling owner in Norfet has a personal interest, pursuant to the provisions of Article 270 of the Companies Law.

2.3
Mivtach Shamir Holdings Ltd. and Ta-Top L.P. have a personal interest in the transaction as they are parties to the engagements noted in this Report, As set out in Sections 1.4 and 1.8 in the foregoing and in light of the fact that they may assume some obligations as part of the financing arrangements with the banks, as stipulated in Section 1.3.7.6 above.  Additionally, Meir Shamir, Yishai Davidi and Guy Shamir have a personal interest in the transaction given that they are beneficiaries under the transactions with respect to fees, insurance and indemnification (each as the case may be), as stipulated in Sections 1.10 and 1.12 above.

3.	Information on the Offerees

3.1	Nouvelle

To the best of the Company's knowledge, Nouvelle is a private company incorporated in Canada. The shareholders in Nouvelle are Yad Holdings Ltd. and Manufacture de Bas Culottes Lamour  Inc., in equal parts.

To the best of the Company's knowledge, the shares of Yad Holdings Ltd. are held in whole by Mr. Willy Lieberman (who as at the date of this report serves as Senior Vice President of Nouvelle).

To the best of the Company's knowledge, the shares of Manufacture de Bas Culottes Lamour Inc. are held as follows: (i) 75% by Aaron Lieberman in trust by the Aaron Lieberman Family and through his holdings in 153367 Canada Inc.; (ii) 25% is held by Sam Lieberman in trust by the Sam Lieberman Family and through Sam Lieberman's holdings in Samlieb Holdings Inc.

To the best of the Company's knowledge, Mr. Aaron Lieberman and the late Sam Lieberman were brothers. Ben and Martin Lieberman are the sons of Mr. Aaron Lieberman, and Mr. Willy Lieberman is the son of the late Sam Lieberman.

As part of the transaction, the Company is acquiring Nouvelle's operations in the field of seamless women's undergarments and this against a private allotment to Nouvelle of 600,000 ordinary shares of the Company, which immediately after allotment will constitute 9.6% of the Company's issued share capital and voting rights (approximately 8.2%, fully diluted).  Given that this is an allotment of over fifty percent of the Company's issued share capital and voting rights against non-cash consideration, Nouvelle is thus an interested party in accordance with the definition of this term in Section 250(5) of the Companies Law.

3.2	Nouvelle Investors

To the best of the Company's knowledge, 7341148 Canada Inc. is a private company incorporated in Canada, and controlled by Mr. Martin Lieberman (one of Nouvelle's shareholders).

3.3	Mivtach Shamir Holdings Ltd.

For information on the owners of Mivtach Shamir Holdings Ltd., see footnote 7 hereinabove.

3.4	For information on Mivtach Shamir's direct and indirect joint holdings with FIMI 2001 in the company's issued and paid-in share capital, see section 2 hereinabove.

3.5	Rimon Investments Master Fund L.P.

To the best of the company's knowledge, the following are parties at interest in Rimon Investment Master Fund L.P.: Zvi Limon, director in the company, is an board partner in the management company that manages this partnership, Rimon Management Z.Tz. (2005) Ltd. (Private Company No. 513738831) and holds 33% of the voting rights; Dan Tokateli owns 33% of the voting rights, and Ziv Gil owns 33% of the voting rights in the company.

According to the reports that Rimon submits to the company as a party at interest therein, Rimon directly owns 5.4% of the company's issued and paid-in share capital and the voting rights as at November 21, 2010.

As Rimon informed the company, there are no agreements or understandings between Rimon, Zilkha, and Fima concerning the manner in which each exercises its rights in company shares.

3.6	Zilkha

To the best of the Company's knowledge, Zilkha is a partnership registered in Delaware, USA.  In accordance with the agreement between the limited partners and Zilkha Advisers, LLC (as the general partner in the partnership (hereinafter in this section, "the General Partner"), management and control of Zilkha were granted irrevocably to the General Partner, which is controlled by Mr. Donald A. Zilkha, a resident of New York, in the United States.

3.7	Fima Trust

To the best of the Company's knowledge, Pima is a trust registered in the Cook Islands. Management and control in Pima were granted irrevocably to the trustee - Balina, Inc., also registered in the Cook Islands, with two directors: Mr. Robert Haberlin and Mr. Stephen Breitenstein, who have sole discretion in the management of Pima and they do not report to any other organ whatsoever.

3.8	Ben and Martin Lieberman

According to the transaction, Ben and Martin Lieberman are entitled to option warrants that may be converted upon exercise into ordinary shares of the company, as stated in section 1.6 hereinabove.

Ben and Martin Lieberman are the sons of Aaron Lieberman, who is an indirect shareholder in Nouvelle, as set out in Section 3.1 above.  Additionally, Mr. Martin Lieberman is the controlling shareholder in Nouvelle investors, as outlined in Section 3.2 above.

4	Conditions of the Offered Securities and Holdings of the Offerees and Parties at Interest in the Company's Shares

The shares to be issued to each of the offerees in the transaction contemplated in this Report (including the underlying shares issued by the exercise of the option warrants to be allotted to Ben and Martin Lieberman, as stated in section 1.6 hereinafter), shall be equal in rights to ordinary shares of the company for all intents and purposes immediately upon the allotment thereof, and shall be entitled to all dividends and/or other benefits the determining date for the receipt thereof on or after the allotment date. For a description of the rights accompanying the company shares, see Chapter 4 of the company's shelf registration statement dated February 26, 2010 (Reference no. 2010-01-396945).

For information on the terms of the option warrants that are convertible into company shares and which shall be allotted to Ben and Martin Lieberman, see section 1.6 hereinabove.

Following are details on the percentage of holdings of each of Nouvelle, Nouvelle Investors, Mivtach Shamir, Rimon, Zilkha, Fima, Ben Lieberman, Marin Lieberman, parties at interest in the company, and total holdings of the remaining shareholders in the company's issued and paid-in share capital and in its voting right as at November 21, 2010, immediately after the private placement and immediately after the private placement after full dilution:

Name of Party at interest	Prior to the private placement (as at November 21, 2010)		Immediately after the private placement		Immediately after the private placement assuming exercise of the option warrants issued to Ben and Martin Lieberman only		Immediately after the private placement after full dilution13
	Number of shares	Share of capital and voting rights14	Number of shares	Share of capital and voting rights12	Number of shares	Share of capital and voting rights12	Number of shares	Share of capital and voting rights12
7341148 Canada Inc. (Nouvelle Investors)	-	-	1,577,619	24.1%	1,577,619	22.6%	1,577,619	20.8%
Intimes Nouvelle Seamless Inc.	-	-	600,000	9.2%	600,000	8.6%	600,000	7.9%
Mivtach Shamir Holdings Ltd.	149,124	4.7%	768,171	11.7%	768,171	11.0%	768,171	10.1%
Rimon Investment Master Fund L.P.	173,038	5.5%	458,752	7.0%	458,752	6.6%	458,752	6.1%
Zilkha Partners, L.P.	171,377	5.4%	385,663	5.9%	385,663	5.5%	385,663	5.1%
Fima Trust	-	-	71,428	1.1%	71,428	1.0%	71,428	0.9%
Ben Leiberman	-	-	-	0.0%	225,000	3.2%	225,000	3.0%
Martin Lieberman	-	-	-	0.0%	225,000	3.2%	225,000	3.0%
Norfet Limited Partnership	461,308	14.5%	461,308	7.1%	461,308	6.6%	461,308	6.1%
Ta-Top Limited Partnership	149,124	4.7%	149,124	2.3%	149,124	2.1%	149,124	2.0%
FIMI Opportunity Fund Limited Partnership	318	0.0%	318	0.0%	318	0.0%	318	0.0%
FIMI Israel Opportunity Fund Limited Partnership	1,649	0.1%	1,649	0.0%	1,649	0.0%	1,649	0.0%
Amit Meridor (Company CEO)	-	-	-	0.0%	-	0.0%	171,123	2.3%
Analyst I.M.S. Mutual Fund Management Ltd.	208,375	6.6%	208,375	3.2%	208,375	3.0%	208,375	2.7%
Analyst Provident Funds Ltd.	6,774	0.2%	6,774	0.1%	6,774	0.1%	6,774	0.1%
Tefron Holdings (98) Ltd. 15	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Public	1,852,555	58.3%	1,852,555	28.3%	1,852,555	26.5%	2,267,763	29.9%
Total	3,173,642	100.00%	6,541,736	100.00%	6,991,736	100.00%	7,578,067	100.00%

12
Fully diluted holdings as at November 21, 2010, are calculated disregarding 99,740 ordinary shares of the company held by a company shareholder, as stated in footnote 1 hereinabove, and under the assumption of exercise of all the following securities: (a) all (non-negotiable) option warrants to company employees and officers (including the company's undertaking to issue deeds of option which will be allotted to the Chairman of the Board of Directors, pursuant to part B of this Report) convertible upon exercise into 586,331 ordinary shares of the company (after adjusting the number of shares to warrant holders following the issue of rights which the company performed in March 2010); (b) All the 450,000 (non-negotiable) option warrants allotted to Ben and Martin Lieberman under this Immediate Report.

13
Disregarding 99,740 ordinary shares of the company, held by a company subsidiary, and which were purchased by the subsidiary before the Companies Law entered into effect. In effect, the subsidiary undertook to refrain from exercising its rights in the company's capital based on its share holding as stated above. Accordingly, calculations were made without taking into account the holdings of the subsidiary and its rights in the company's capital and voting rights.

14	Private company fully owned by Tefron Ltd.

5	Fair Value of Option warrants to Ben and Martin Lieberman

The economic value of all the option warrants to be issued to Ben and Martin Lieberman is USD 1.591 and USD 715,950 for all the deeds of option issued in the transaction. The said economic value was calculated according to the Black & Scholes formula, taking into account the closing share price of the company's shares on the TASE on November 16, 2010 (the date on which the company's Audit Committee and Board of Directors approved the transaction, including the issue of said option warrants), which was NIS 10.24 per share, and pursuant to the following assumptions:

5.1
The standard deviation was calculated according to the historic daily share price for a period whose duration equals the duration of the period from the award date until the theoretical exercise date of the relevant tranche, and is 89.6%.

5.2	Exercise of all option warrants on the final day of their exercise period (hereinafter "the Theoretical Exercise Date") and issue of all the underlying shares in respect thereof.

5.3
Calculation of the economic value does not take into account the fact that the option warrants will not be listed for trade on the TASE, and further does not take into account that the underlying shares are blocked by law.

5.4	The annual discount rate for the option warrants was determined according to the interest rate of US bonds for the period corresponding to the contractual lifetime of the option warrants, and is 1.5%.

The expense amount recorded in the company's books in respect of the allotment of the option warrants to Ben and Martin Lieberman will be equal to the said economic value, such that the economic value of each tranche will be divided over the entire vesting period, that is, over three years.

6	The Consideration for the Offered Securities

6.1
The consideration determined in agreement to purchase Nouvelle's operations – Nouvelle will transfer the purchased operations to the company, as set forth in section 1.1.1 hereinabove, in exchange for 600,000 ordinary shares of the company.

Pursuant to the provisions of the Private Placement Regulations and provisions of Regulations for Transactions with Controlling Owners, the following documents are attached to this Report:

6.1.1
Appendix A – "Mitar", including a description of Nouvelle's businesses and the development of its businesses pursuant to the Addendum to the Security Regulations (Details of the Prospectus and Draft Prospectus – Structure and Form) 5729 - 1969.

We stress that Tefron is not purchasing Nouvelle's entire operations, but only specific assets of Nouvelle, mainly Nouvelle's customer ties, knowledge, and goodwill. Consequently, in the description of Nouvelle's business in Appendix A to this Immediate Report, no (or limited) reference has been made to details that are irrelevant after the purchase of Nouvelle's operations by Tefron is concluded.

6.1.2
Appendix B1 - B4 - Nouvelle's consolidated and audited financial statements for the twelve-month period ended on June 30, 2010 and Nouvelle's condensed reviewed financial statements for the three-month period ended on September 30, 2010, have both been prepared in accordance with International Financial Reporting Standards (IFRS) (hereinafter,   "Financial Statements").

The Financial Statements were originally prepared in English and stated in USD. We have also attached a convenience translation in Hebrew, including a statement by the translator of the Financial Statements regarding the accuracy of the translation of the Financial Statements and his agreement for inclusion of the translation and approval of that set out in this report. We draw your attention to the fact that Nouvelle's operational currency is the Canadian dollar, and the Financial Statements were prepared in US dollars, which is the Company's operational currency.

6.1.3
Appendix C1 to C2 – Comfort translation of Directors' Report on the State of Affairs of Nouvelle for the twelve month period ended June 30, 2010 and of the Directors' Report on the State of Affairs of Nouvelle for the three month period ended September 30, 2010.

6.1.4	Appendix D – The company's proforma information as at June 30, 2010.

The Consideration Determined in the Investment Agreement with Nouvelle Investors, the Investment Agreement with Mivtach Shamir, and the Investment Agreement with Rimon, Zilkha, and Fima

6.2
The consideration for the shares of the Company to be allotted to Nouvelle investors, Mivtach Shamir, Rimon, Zilkha and Pima is cash payment of a total of USD 2.1 per share, meaning: against a total allotment  of 3,368,094 ordinary shares of the Company, a total of USD 5,813,000 will be invested in the Company.

6.3
The Consideration determined in the Warrant Agreement with Ben and Martin Lieberman –  450,000 (non-negotiable) option warrants are allotted to Ben and Martin Lieberman (225,000 option warrants each) for no effective consideration, and for promoting the company's business and meetings it sales targets, as stated in section 1.6.3 hereinabove.

7	The Method used to Determine the Consideration and the Company's share prices

7.1
The Consideration determined in the agreement to purchase operations from Nouvelle – The Consideration in the agreement to purchase operations from Nouvelle was determined in negotiations between the company's management and Nouvelle's management.

7.2
The Consideration determined in the investment agreement with Nouvelle Investors –  The consideration in the investment agreement with Nouvelle Investors, which is USD 2.1 per ordinary share of the company, was determined in negotiations between the company's management and the investors, and reflects the average share price on the TASE over the 90 days of trading that preceded August 19, 2010, which is the date on which the MOU between the company and Nouvelle concerning the performance of the transaction was signed.

7.3
The Consideration determined in the investment agreement with Mivtach Shamir, Rimon, Zilkha, and Fima – The Consideration determined in the investment agreement with Mivtach Shamir, Rimon, Zilkha, and Fima, which is USD 2.1 per ordinary share of the company, was determined in negotiations between the company's management and each of Mivtach Shamir, Rimon, Zilkha, and Fima, based on the share price determined in the investment agreement with Nouvelle Investors as stated in section 1.2 hereinabove.

7.4	The price of the company's shares on the TASE

7.4.1
The average closing price of one ordinary share of the company on the TASE in the six-month period from May 23, 2010 to November 22, 2010 (on the even of the publication date of this Report) was NIS 8.47. Said average closing price is 11.4% higher  than the share price in the private placement to Nouvelle and the investors (for the purpose of this calculation, the share price was translated into NIS (NIS 8.47) per dollar, according to the representative exchange rate of the USD vis a vis the NIS on November 22, 2010, which was NIS 3.62 per USD 1).

7.4.2
The closing price of one ordinary share of the company on the TASE on November 22, 2010 (shortly before the date on which the company's Board of Directors approved the issue) was NIS 13.47. Said closing price is 77.2% higher than the share price in the private placement to Nouvelle and the investors ((for the purpose of this calculation, the share price was translated into NIS (NIS 13.47) per dollar, according to the representative exchange rate of the USD vis a vis the NIS on November 22, 2010, which was NIS 3.62 per USD 1).

7.4.3
The closing price of one ordinary share of the company on the TASE on November 23, 2010 (shortly before the publication date of this Report) was NIS 13.98. Said closing price is 81.6% higher than the share price in the private placement to Nouvelle and the investors (for the purpose of this calculation, the share price was translated into NIS (NIS 13.98) per dollar, according to the representative exchange rate of the USD vis a vis the NIS on November 23, 2010, which was NIS 3.666 per USD 1).

7.5	The Price of the Company's Shares on the OTC Bulletin Board

7.5.1
The average closing price of one ordinary share of the company on the OTC Bulletin Board (hereinafter, "OTCBB") in the six month period from May 23, 2010  to November 22, 2010 (shortly before the publication date of this Report) was USD 2.28. Said closing price is 8.6% higher than the share price in the private placement to Nouvelle and the investors.

7.5.2
The closing price of one ordinary share of the company on the OTC Bulletin Board (hereinafter, "OTCBB") on November 22, 2010 (shortly before the date on which the company's Board of Directors approved the issue) was USD 4. Said closing price is 90% higher than the share price in the private placement to Nouvelle and the investors.

7.5.3
The closing price of one ordinary share of the company on the OTC Bulletin Board (hereinafter, "OTCBB") on November 23, 2010 (shortly before the publication date of this Report) was USD 3.93. Said closing price is 87% higher than the share price in the private placement to Nouvelle and the investors.

8	Utilization of Proceeds

8.1
The company intends to use the monetary proceeds it receives in the transaction to take action to continue the development of the company's operations based on the company's business plan for 2011, and according to the company's needs, subject to resolutions of the company's Board of Directors, as such may be from time to time.

8.2
The company's plans regarding the assets purchased from Nouvelle – The company intends to integrate the operations purchased from Nouvelle into the company's existing operations in the area of seamless garments. Furthermore, the company intends to hire a limited number of key Nouvelle employees, with emphasis on sales and marketing employees. As at the date of this Report, the company's management has not yet decided whether to exercise the right granted to the company to purchase additional items of equipment from Nouvelle, as set forth in section 1.1.4 hereinabove.

For the short term, the company intends to take action, together with Nouvelle and Ben and Martin Lieberman, the controlling owners of Nouvelle, in order to obtain orders from Nouvelle's customers.

9	Directors who may be considered as having a personal interest in the transaction and the nature of such interests

9.1
The director, Meir Shamir, has a personal interest in the transaction, given that he is one of the controlling shareholders in Mivtach Shamir, which is a party to the transaction, as set out in Sections 1.4 and 1.8; because of the fee, insurance and indemnification offered to his son - Mr. Guy Shamir, for his services as a director of the Company, as set out in Section 1.10 above; and given his inclusion in the insurance coverage for directors and officers, as set out in Section 1.12 above.

9.2
The director Guy Shamir (who serves as an alternate director for Mr. Meir Shamir) has a personal interest in the transaction: (1) by virtue of his being the son of Mr. Meir Shamir, one of the controlling shareholders in Mivtach Shamir, which has a personal interest as party to the transaction, as set out in Sections 1.4 and 1.8 above; due to the fees, insurance and indemnification proposed to be approved for him, for his services as a director of the Company, as set out in Section 1.10 and 1.12 above.

9.3
Director Mr. Yishay Davidi has a personal interest in the transaction in view of the joint control of the Fimi Partnerships and Mivtach Shamir in Norfet, as set forth in section 2 hereinabove, and in view of Ta-Top LP's status as a party to the transaction, as set forth in section 1.8 hereinabove. And due to his inclusion in the insurance coverage for directors and officers, as set out in Section 1.12 above.

9.4
Director Zvi Limon has a personal interest in the transaction in view of his position as director in Rimon Investment Master Fund L.P., board partner in the management company that manages Rimon Investment Master Fund L.P., and in view of his ownership of 33% of the voting rights in Rimon Investment Master Fund L.P., which is party to the transaction, as set forth in section 1.5 hereinabove.

9.5
Chairman of the Board of Directors, Mr. Arnon Tiberg, is considered to have a personal interest in the transaction given that as part of this report, the decision to allocate the Chairman of the Board 47,605 option warrants that can be exercised as 47,605 ordinary shares of the Company is brought to the general meeting of shareholders for approval, at an exercise price of USD 2.1 per share, with the exercise price determined, inter alia, according to the price of Company shares as determined in the investments subject of the transaction.

9.6
Director Avi Zeigelman was not present in the meetings, for the sake of caution only, due to his business relations with Fimi Fund and the fact that he serves as director in other companies in which FIMI 2001 Ltd is a shareholder.

10	Personal interest of material shareholders or officers in the proceeds of the securities, and the nature of the personal interest

10.1	Personal interest of material shareholders

10.1.1	Norfet, Mivtach Shamir, Ta-Top L.P., FIMI Opportunity Fund LP., FIMI Israel Opportunity Fund L.P. have a personal interest, as set forth in section 2 hereinabove.

10.1.2	Rimon Investment Master Fund L.P. has a personal interest by virtue of its status as party to the transaction, as set forth in section 1.5 hereinabove.

10.2	Personal interest of officers

See section 9 hereinabove.

11.	Authorizations required for carrying out the Private Placement and conditions precedent thereto

The Private Placement is subject to the fulfillment of all the conditions detailed hereunder:

11.1.	Obtaining authorization from the general meeting of the Company’s shareholders, as detailed in Part C hereunder.

11.2.
Obtaining authorization from the Stock Exchange for listing the shares that are allocated in the framework of the Transaction, including the shares stemming from the exercise of the option warrants that will be allotted to Ben and Martin Lieberman.

11.3.
The fulfillment of all the conditions precedent of the Transaction, as detailed in Sections 1.19 and 1.37 hereinabove and in accordance with the completion of all the agreements described in Section 1 hereinabove, which are interconnected.

12.	Date of allotment of the shares and the option warrants that are the object of the Private Placement

The allotment of shares to Nouvelle and to the Investors and the allotment of option warrants to Ben and Martin Lieberman, as stated in Section A of the Immediate Report, will be carried out within three business days after the date upon which all the conditions precedent detailed in Section 11 hereinabove have been met, and against the transfer of the consideration payable by each of them in return for the securities that are allotted thereto.

13.	A breakdown of the agreements with regard to the acquisition or sale of the Company’s securities or with regard to the voting rights therein

To the best of the Company’s knowledge, after clarifying the matter orally with Nouvelle, the Investors, Ben Lieberman and Martin Lieberman (hereinafter in this Section: “the Offerees”), no agreements exist, either written or oral, between the Offerees and a Company shareholder or amongst the Offerees, any or all of the Offerees, or between any or all of the Offerees and others, with regard to the acquisition or sale of the Company’s securities or with regard to the voting rights therein, save as detailed hereunder:

To the best of the Company’s knowledge and as it was told by the parties to the deal, on the date of completion of the deal, a shareholders agreement is supposed to be signed (hereinafter:  “the Shareholders Agreement”) between Nouvelle, Martin Lieberman, Ben Lieberman and Nouvelle’s Investors (hereinafter jointly in this Section:   “the Nouvelle Group”) and Mivtach Shamir, whereby the parties will use all their rights stemming from their holding the company's shares: (A) In order for the Company board of directors to appoint nine directors; (B) To support the appointment of up to three candidates for the board of directors who will be proposed by the Nouvelle Group; (C) To support the appointment of up to two candidates for the board of directors who will be proposed by the Shamir Group; (D) So that if Mr. Arnon Tiberg ceases to serve as the Company’s chairman of the board for any reason whatsoever, then, subject to the provisions of any law, the parties will use their power as Company shareholders in order for one of the directors who were proposed by the Nouvelle Group to be appointed to the position of chairman of the board of directors; (E) The parties shall meet before any convention of a general meeting of the Company’s shareholders, to discuss the issues on the agenda of the meeting of shareholders.

Additionally, the shareholders agreement includes provisions with respect to the right of first refusal for each of the parties to the agreement; tag along rights to the sale of each of the parties pro rata to his holdings; notwithstanding the foregoing, each party is entitled to sell a specific number of securities in stock exchange transactions or in over-the-counter transactions (hereinafter,  "Purchase Transaction") without another party having the right to exercise the right of first refusal or the tag along right. Furthermore, it was determined that should any of the parties purchase Company shares in a Purchase Transaction, it will have to propose that the other party purchase a relative share of the shares that it purchased from it as part of the Purchase Transaction, pro rata to the number of shares the other party holds. Additionally, none of the parties will sell shares in the Company such that the rate of holdings of the Nouvelle Group and Mivtach Shamir, jointly, in the Company's issued share capital and voting rights will fall below 45%, unless receiving approval for such, in writing, from the other party.

Subject to any law and the provisions of the agreements with the Company’s financing banks, the parties will use all the right pertaining to them due to their shares in the Company in order for the Company to adopt a dividend policy whereby, at the end of each year, the Company will distribute at least 50% of its net post-tax revenues to its shareholders, subject to the Company’s cash flow and capital needs and as shall be approved by the Company’s board of directors.

The Shareholders Agreement shall be in effect until the earliest of the following dates: (A) The cancellation thereof in writing by the Nouvelle Group and the Shamir Group; (B) The cancellation thereof in writing by the Nouvelle Group or the Shamir Group under circumstances in which the holdings of the other group has dropped below 12.5% of the Company’s issued capital (fully diluted) while the holdings of the informing group are above 12.5% of the Company’s issued capital (fully diluted).

14.	Preclusion or restriction that shall apply when transactions are performed in the securities that are allotted in the framework of the deal

14.1.
Nouvelle, the Investors and Ben and Martin Lieberman have each undertaken to meet the restrictions stipulated in Section 15C of the Securities Law, 5728-1968, as offerees in accordance with the provisions of Section 15A(A)(1) of the Securities Law as stated, in a manner that the resale of the Company shares that are allotted to them in the framework of the deal, will not require the publication of a prospectus by the Company.

14.2.
In addition, insofar as the shares that are allotted to Nouvelle and to the Investors and the shares stemming from the exercise of the option warrants that are allotted to Ben and Martin Lieberman are not listed for trade in accordance with the US securities law of 1933 or are held by an affiliate (as the term is defined in this law), restrictions on sale shall apply to the said shares in accordance with the provisions of the US law.  For details about the Company’s contracting in an agreement granting registration rights, see Section 1.8 hereinabove.

15.	Transactions of the type of a transaction with a controlling shareholder or similar transactions

During the two years preceding the date of approval of the Transaction by the Audit Committee and the Company’s Board of Directors, no transactions of the type of the Transaction or similar transactions between the Company and Norfet or transactions in which Norfet had a personal interest were approved, save as detailed hereunder:

In January 2010, the Company signed a memorandum of understanding with the banks, regulating the Company’s activity vis à vis the banks and a summary of the Company’s financing arrangements, including reorganization of the credit that the financing banks extend to Tefron and its subsidiaries, in the total sum of approximately USD 30.75 million. In the framework of the memorandum of understanding the Company undertook, inter alia, to perform an issuance of rights and/or private placement of shares in which an additional sum of no less than USD 4 million would be invested in the Company’s equity.

In February 2010, the general meeting of the Company’s shareholders approved a private placement of the Company’s shares to Norfet and/or to any party acting on its behalf (hereinafter: “Norfet” and “the Private Placement,” respectively) at a price of USD3.8 per share (a share price identical to the share price in the framework of the rights issuance carried out by the Company concurrently), provided the scope of Norfet’s holdings immediately after the Private Placement, as stated, does not exceed 45% of the Company’s issued and paid-up share capital. In the framework of the Private Placement as stated, Mivtach Shamir and TA-TOP (on Norfet’s behalf) invested the sum of approximately USD 566,000 each (approximately USD 1,133,000 jointly) in the Company, against the allotment of 149,124 ordinary shares of the Company to each of them, which constituted, immediately after the rights issuance and the Private Placement were completed, approximately 4.7% of the Company’s issued and paid-up share capital and the voting rights therein (approximately 9.4% jointly).

For further details see the Company’s immediate report from February 11, 2010 with regard to the convening of a general meeting of shareholders to approve the Private Placement to Norfet (Reference Number: 2010-01-381624) and the Company’s immediate report from February 24, 2010 with regard to the general meeting’s approval of the Private Placement to Norfet (Reference Number: 2010-01-393966) and the Company’s immediate report from March 28, 2010 with regard to the actual allotment of shares in the framework of the Private Placement as aforesaid (Reference Number: 2010-01-432723) as well as the Company’s immediate report from March 3, 2010 (Reference Number: 2010-01-401277) with regard to the arrangement with the Company’s financing banks.

16.	Summary of the Audit Committee and Board of Directors’ reasons for approving the Transaction

Hereinafter is a summary of the Audit Committee and Board of Directors’ reasons for approving the Transaction:

16.1.
Nouvelle is a longstanding company that has been active for some years in the field of lingerie for women manufactured using seamless technology.  Nouvelle has a longstanding relationship with its customers, consisting primarily of retail chains in the US and Canada, which specialize in the sale of good quantity products and low prices.  Nouvelle’s sales in the year that ended on June 30, 2010 amounted to approximately USD 24 million15. The Company’s the Audit Committee and Board of Directors believe that the acquisition of Nouvelle’s operation provides the Company with an opportunity to increase its sales turnover significantly, while penetrating new markets and acquiring new mass market customers. The Company believes that this field embodies potential for the acquisition of significant customers of this type, while utilizing the Company’s existing production capability and the know-how that it has acquired.

16.2.
The integration of Nouvelle’s operations into the Company’s operations will enable a savings in the fixed costs that were used to generate revenues at Nouvelle and will provide economies of scale for making purchases of production inputs, including raw materials.  The said savings in fixed costs and the economies of scale for making purchases are expected to positively contribute to the Company’s operating results.

16.3.
The employees of Nouvelle (particularly employees who are managers in the area of marketing and sales) who are expected to be hired by the Company possess considerable and proven experience in the sale of seamless products to customers in North America. These employees should help the Company penetrate new markets and mass market customers, thereby promoting the Company’s business.

16.4.
In the framework of the Transaction, a sum of approximately USD 5,813,000 will be invested in the Company’s equity, and the Company’s financing banks are supposed to increase the credit extended thereby to the Company by an addition sum of approximately USD 5 million.  These investments and bank loans will afford the Company greater flexibility in the ongoing management of its operations and will enable an investment in working capital, which is necessary in light of the anticipated growth in the Company’s operations, including in the wake of the increase in its sales to customers (which makes it necessary for the Company to increase the scope of its customer credit).

15	Based on Nouvelle’s financial statement for the period of 12 calendar months that ended on June 30, 2010, which is attached to this immediate report.

16.5.
The value of the operation acquired from Nouvelle and the price of USD 2.1 per one ordinary share of the Company (which are allotted against the Acquired Operation and against the investment of USD 3,313,000 by Lieberman’s investors in the Company) were set in negotiations between the Company’s management and Nouvelle and are fair and reasonable, taking into consideration each of the following:   (i) The valuation of the operation acquired from Nouvelle was performed based on Nouvelle’s sales volume and an assessment of the potential contribution of Nouvelle’s Customers to the Company’s business as a whole; (ii) The price that was set for the Company’s share (USD 2.1 per share) reflects the average rate of the share at the Stock Exchange in the 90 days preceding August 19, 2010, the date upon which the memorandum of understanding was signed between the Company and Nouvelle in connection with the Transaction.

16.6.
The Company's Audit Committee and Board of Directors believe that the price per ordinary share of the Company (USD 2.1 per share) that was set in the framework of Mivtach Shamir’s investment in the Company is fair and reasonable. In the framework of the negotiations between Nouvelle and the Company, Nouvelle insisted that an investment in the Company by Mivtach Shamir constitute a condition precedent for the Transaction. To the best of the Company’s knowledge, the reasons for this are as follows:  (i) Reinforcing the Company’s capital structure; (ii) The existence of an additional shareholder that is significantly financially robust; (iii) The existence of a significant shareholder that is familiar with the local capital market (since, as stated, Nouvelle and Nouvelle’s Investors are domiciled in Canada and they do not possess in-depth knowledge of the Israeli capital market). Accordingly, the share price for the purpose of Mivtach Shamir’s investment is identical to the share price for the purpose of Nouvelle’s investment, which is the price that was set in the negotiations between the Company and Nouvelle and reflects the market conditions.

16.7.
The Company's Audit Committee and Board of Directors believe that the price per ordinary share of the Company (USD 2.1 per share) that was set in the framework of Rimon, Zilkha and Fima’s investment in the Company is fair and reasonable. In the framework of the negotiations with the Company’s financing banks on the subject of increasing the credit facility and on the change in the financial criteria in the existing agreements with the Company (see Section 17.4 herein under), the financing banks demanded that the investment in the Company’s equity in the framework of the Transaction be increased to the sum of approximately USD 5 million.  The increase in the investment in the Company’s equity was carried out by means of including Rimon, Zilkha and Fima in the Transaction, investing the sum of USD 600,000, USD 450,000 and USD 150,000 respectively, for a total investment of USD 1.2 million in the Company.  Accordingly, the share price for Rimon, Zilkha and Fima’s investment in the Company is identical to the share price for Nouvelle’s investment, which is the price that was set in the negotiations between the Company and Nouvelle and reflects the market conditions.

16.8.
The injection of capital by Mivtach Shamir and Rimon, interested parties in the Company, indicates an expression of Mivtach Shamir and Rimon’s faith in the Company and their positive assessment of the Company, by the very fact that they have decided to establish their involvement and their investment in the Company and to increase their holdings in the Company.

16.9.
The granting of option warrants to Ben and Martin Lieberman, who are the controlling shareholders in Nouvelle, is a proper recompense for Ben and Martin Lieberman in return for their assistance to the Company in promoting its business affairs, for all the reasons detailed hereunder:

16.9.1.	The Company recognizes the great importance of Ben and Martin Lieberman’s continued activity for the purpose of penetration of Nouvelle’s Customers in particular and in North America in general.

16.9.2.
The granting of the option warrants constitutes a worthy incentive, in view of the challenges facing the Company and considering the goals that have been set for Ben and Martin Lieberman as a condition for the vesting of the option warrants.  Entitlement to the option warrants is contingent on the Company meeting its sales goals and EBITDA goals in the next three years (as detailed in Section 1.6.3 hereinabove), which reflect a significant growth in the Company’s sales and profitability and will constitute a significant improvement in state of the Company’s business and its cash flows.

16.9.3.
The granting of the option warrants to Ben and Martin Lieberman is in line with the Company’s practice of granting option warrants to officers, based on an understanding that this is a recompense that provides the Offerees with a proprietary interest in the Company’s long-term success and, therefore, constitutes an important and central element in providing them with an incentive for the success of the Company and for increasing its profitability, and is intended to benefit the Company.

16.10.
The Company perceives the consultancy agreement between the Subsidiary and Nouvelle for the receipt of sales management services in the markets of North America, by means of Mr. Willy Lieberman and believes that the recompense offered in the framework of the consultancy agreement with Nouvelle is a worthy recompense, this for all the reasons detailed hereunder:

16.10.1.
Mr. Willy Lieberman possesses decades of experience in the textile industry, with an emphasis on his ability in all matters pertaining to marketing and sales and his in-depth familiarity with the relevant market in North America in general and Nouvelle’s Customers in particular.

16.10.2.
Mr. Willy Lieberman is likely to make a major contribution to the Company in the area of marketing and sales to customers in North America, by means of retaining Nouvelle’s existing customers and by means of marketing and sales to new customers.

16.10.3.
To the best of the Company’s understanding, the recompense to Nouvelle reflects the customary salary levels in North America for a person with experience and ability such as that of Mr. Willy Lieberman, whose last position was that of senior vice president at Nouvelle.

16.10.4.
The recompense includes a fixed annual salary component and a component based on a percentage of the revenues that shall stem from sales to Nouvelle’s Customers and to new customers, thereby creating an incentive for Mr. Willy Lieberman to work even harder to increase the Company’s revenues.

16.11.
The Audit Committee and the Board of Directors believe that the purchase of the run-off policy and approval of the fees, indemnification and D&O insurance for the directors proposed to be appointed to the Company's Board of Directors are reasonable and acceptable. Additionally, the Audit Committee and Board of Directors do not believe it appropriate to relate differently to directors Ishay Davidi, Meir Shamir and Guy Shamir (among those who for the sake of caution are viewed as controlling shareholders in the Company) than to the rest of the directors in the Company, who are entitled to payment, indemnification and insurance under the same conditions.  Therefore, it does not make sense to separate the issues brought for approval as part of the transaction as a single unit.

16.12.
Increasing the total investment in the Company by Nouvelle, as stipulated in Footnote 1 above, was done at the request of Nouvelle and with the agreement of the Company, given the desire of Nouvelle and Mivtach Shamir to jointly hold over 45% of the voting rights in the Company.  The Audit Committee and the Board of Directors believe that the transaction in whole is reasonable and fair, and is beneficial to the Company.  Injection of additional funds into the Company enhances the Company's flexibility in operation of its ongoing business and its financial strength.

16.13.	In light of all the aforesaid, the Audit Committee and the Board of Directors believe that entering into the Transaction is for the benefit of the Company.

The information with regard to the possibility of increasing the Company’s sales turnover, penetrating new markets and mass market customers, the savings in fixed costs, the provision of economies of scale for making purchases of production inputs and the positive contribution to the Company’s operating results is forward-looking information as this term is defined in the Securities Law.  Forward-looking information is uncertain information with regard to the future that is based on existing estimates or information at the Company, and includes the Company’s estimations or intentions as at the date of publication of this Report or such information that does not depend solely on the Company. It is possible that this information, in full or in part, will not materialize or will materialize differently, inter alia due to the following reasons: The degree of success in the assimilation of the Acquired Operation in the Company’s business, the degree of loyalty of Nouvelle’s Customers and their willingness to contract with the Company, the degree of success of the integration of Nouvelle’s managerial culture within that of the Company, market conditions, competition, the sources of financing at the Company’s disposal, the rate of exchange of the NIS vis à vis various currencies, the cost of raw materials, the expenditure structure and all the risk factors the Company is exposed to as detailed in the Company's periodic Report for 2009.

17.	Names of the directors who participated in the resolutions of the Audit Committee and the Board of Directors

17.1.
The participants in the meeting of the Audit Committee that took place on August 15, 2010, in which the Company’s contracting in the framework of a the memorandum of understanding with Nouvelle, were Messrs: Elli Admoni (external director), Arnon Tiberg and Shirit Casher.

17.2.
The participants in the meeting of the Company’s Board of Directors that took place on August 17, 2010, in which the Company’s contracting in the framework of a the memorandum of understanding with Nouvelle, were Messrs: Elli Admoni (external director), Arnon Tiberg and Shirit Casher.

17.3.
The participants in the meeting of the Audit Committee that took place on November 11, 2010, in which the Transaction described in Part A of this Immediate Report was discussed, were Messrs: Elli Admoni (external director), Aviram Lahav (external director), Arnon Tiberg and Shirit Casher.

The participants in the meeting of the Company’s board of directors that took place on November 11, 2010, in which the Transaction described in Part A of this Immediate Report was discussed, were Messrs: Elli Admoni (external director), Aviram Lahav (external director), Arnon Tiberg and Shirit Casher.

17.4.
The participants in the telephone meeting of the Audit Committee that took place on November 16, 2010, in which the Transaction described in Part A of this Immediate Report was approved, were Messrs: Elli Admoni (external director), Aviram Lahav (external director), Arnon Tiberg and Shirit Casher.

The participants in the telephone meeting of the Company’s Board of Directors that took place on November 16, 2010, in which the Transaction described in Part A of this Immediate Report was approved, were Messrs: Elli Admoni (external director), Aviram Lahav (external director), Arnon Tiberg and Shirit Casher.

17.5.
The participants in the meeting of the Audit Committee that took place on November 23, 2010, in which the Transaction described in Part A of this Immediate Report was approved, were Messrs: Elli Admoni (external director), Aviram Lahav (external director), and Shirit Casher.

The participants in the meeting of the Company’s Board of Directors that took place on November 23, 2010, in which the Transaction described in Part A of this Immediate Report was approved, were Messrs: Elli Admoni (external director), Aviram Lahav (external director), and Shirit Casher.

Part B – Grant of Option Warrants to the Chairman of the Board

18.	Introduction

On July 5, 2010 and on November 23, 2010, the Company’s Board of Directors, following to the approval given by the Company’s Audit Committee, approved a material Private Offer of 47,605 option warrants (not listed for trading) (hereinafter jointly in this Part 2: the “Option Warrants”), exercisable for 47,605 of the Company’s ordinary shares with a nominal value of NIS 10 each, subject to adjustments, to the Chairman of the Board – Mr. Arnon Tiberg (hereinafter in this Section 2: the “Offeree” and the “Private Offer” respectively) as specified below.

The allocation of the Option Warrants to the Offeree was made in accordance with the option plan for the Company’s workers, officers and consultants which was adopted by the Board of Directors in September 1997 and as amended in January 2003 (hereinafter: the “Plan”).

The private allocation is a material Private Offer as defined in the Securities Regulations (Private Offer of Securities in a Listed Company), 5760-2000.

19.	Amount and percentage of holdings of the securities offered

The shares that will derive from the exercise of all the aforementioned Option Warrants (hereinafter: the “Underlying Shares” will constitute 1.5% of the Company’s issued and paid-up share capital and of the voting rights in it16 and 1.3% of the Company’s issued and paid-up share capital and the rights in it with full dilution.17

20.	The conditions of the securities offered

Following is a summary of the main conditions of the Option Warrants:

20.1.	The Option Warrants are offered to the Offeree for no consideration.

16
Neutralizing 99,740 ordinary shares in the Company held by a subsidiary of the Company which were purchased by the subsidiary before the date that the Companies Law went into force. In effect, the subsidiary undertook to the Company not to exercise the voting right or its equity rights by virtue of its holdings in the Company's shares as stated. Accordingly, the calculation was made neutralizing the subsidiary’s holdings both in its equity rights and in its voting rights.

17
The calculation of the percentage holdings with full dilution was made as at November 21, 2010 with the neutralization of 99,479 of the Company’s ordinary shares held be a subsidiary of the Company as stated in footnote 1 and on the presumption of the exercise of all the securities specified hereinafter: (a) all the Option Warrants (non-negotiable) to workers and officers in the Company (including the Company’s undertaking to allocate Option Warrants), exercisable for 586,331 ordinary shares in the Company (after taking into account a quantitative adjustment for holders of Option Warrants following a rights issue the Company made in March 2010); (b) all 450,000 Option Warrants (non-negotiable) allocated to Ben and Martin Lieberman as part of this Immediate Report.

20.2.	The exercise price of each of Option Warrant is fixed at USD 2.1 (hereinafter: the “Exercise Price”).

20.3.
The vesting period is three (3) years from July 5, 2010 – the date the Offeree took up his post as Chairman of the Board, and 1/3 of the total amount of Warrant Options allocated to the Offeree will vest each year.

20.4.
The Warrant Options will be exercisable 10 (10) years after the date of their allocation, subject to the provisions of the Plan concerning a case of termination of the relationship between the Company and the worker.

20.5.	Following is a summary of other provisions from the Company’s 1997 Options Plan

20.5.1.	The Underlying Shares

 When they have been allocated, the Underlying Shares will have rights equal to those of shares of the same class in the Company’s share capital, in every respect.

20.5.2.	Adjustments

 In the event of the occurrence of any of the following events, the Offeree’s right to exercise the options he holds for the Underlying Shares will be adjusted as specified below:

20.5.2.1.
Division, change of structure, merger (hereinafter jointly: “Change of Structure”) – In the event of a Change in Structure, the Option Warrants that have still not been exercised will be exercisable for an amount equivalent to the other shares or securities (hereinafter: the “New Securities”) which were given to the Company’s shareholders as part of the Change of Structure process and against the Company’s shares held by them. In addition, an adjustment will be made to the price of exercise to the New Securities, if and insofar as this is necessary.

20.5.2.2.
Liquidation or receivership – In the event that liquidation and/or receivership procedures are taken against the Company, Option Warrants that have not yet been exercised will be exercisable from the date of the liquidation and/or receivership irrespective of the provisions of the plan concerning the Option Warrants exercise procedure.

20.5.2.3.
Changes in the Company’s equity – In the event of changes in the Company’s equity, including: stock dividend, distribution or  consolidation of the Company’s share capital, exchange of shares or any change of a similar nature, the necessary adjustments will be made in accordance with the provisions of the Plan in the number and class of the shares deriving from the exercise of the Option Warrants, so that when the options are exercised the Offeree will receive the same securities that the Offeree would have received as a result of the aforesaid changes in the Company's equity if he had exercised the options held by him prior to the date of the change in the Company’s equity, but with no alteration in the exercise price.

20.5.2.4.
In certain circumstances, including in the event of a merger or Change of Structure or any other event of a similar nature, in which the Company’s shares are likely to be exchanged for another Company’s securities, every offeree will have to sell or exchange, depending on the circumstances, the Underlying Shares he acquired as a result of the exercise of the options in accordance with the Plan, all in accordance with instructions provided by the Company's Board of Directors.

 No adjustment will be made as a result of a rights issue and it will not be permissible to participate in a rights issue. Nor will any adjustment be made following the distribution of a cash dividend.

20.5.3.	Termination of employment

Option Warrants granted to an offeree will not be exercisable after the date of termination of employer-employee relations or the termination of a contract between the Offeree and the Company, whichever is applicable, (hereinafter jointly: the “Date of Termination of the Contract”), unless:

Prior to the date of Termination of the Contract, the Company’s Board of Directors has approved an extension of the period in which the options may be exercised, in whole or in part, beyond the date of Termination of the Contract (hereinafter: the “Extension”) and provided that the Extension is for a period no longer than the period in which it would have been possible to exercise the Option Warrants under the provisions of the Plan;

This is a reference to dismissal without grounds (as determined by a competent court), in which case all the option warrants that have not yet expired will be exercisable for the shorter of the periods: (1) 90 days from the date of Termination of the Contract; (2) the remainder of the period in which it would have been possible to exercise the option warrants under the provisions of the Plan. The aforesaid will apply only in respect of the amount of option warrants that have matured but have not been exercised at the date of Termination of the Contract;

The Termination of the Contract is due to death or disability, in which case all the option warrants that have not yet expired will be exercisable during the shorter of the periods: (1) six (6) months from the date of Termination of the Contract; (2) the remainder of the period in which it would have been possible to exercise the option warrants under the provisions of the Plan. The aforesaid will only apply in respect of the amount of option warrants that have matured but have not been exercised at the date of Termination of the Contract.

The Termination of the Contract is due to: (a) retirement by agreement or under the Company’s or a subsidiary’s early retirement plan; or (b) retirement after age 60; in which case the administrator of the Plan will be entitled to make provisions concerning accelerated vesting of the option warrants.

20.5.4.	Non-commitment to the continuation of the Offerer’s employment

Nothing in the Plan or in the fact that option warrants have been allocated to the Offeree obliges the Company or a subsidiary to continue to employ any of the Offerees; or to give an Offeree any right to continued employment or to provide services to the Company and/or to a company it controls; and nothing in it interferes in any way with the right of the Company or of a company it controls to terminate the employment or the provision of services by the Offeree.

20.5.5.	Administrator of the Option Warrants Plan

The Company’s Board of Directors is entrusted with the Option Warrants Plan and is qualified, inter alia and subject to the law, to approve Offerees, to determine conditions for the granting of the Option Warrant, including the number of Option Warrants, the exercise period and its dates, and other conditions, the acceleration of the right to exercise the Option Warrants, administration of the Option Warrants Plan, and the interpretation of any other activity the Board of Directors may see fit in the course of the Plan’s administration.

21.	The price of the Company’s shares on the TASE and OTCBB

The Option Warrants are non-negotiable, but are exercisable to acquire the Company’s ordinary shares listed on the TASE and quoted in BOTCB.

21.1.
The closing price of the Company’s ordinary share on the TASE on November 23 2010 (the TASE trading day prior to the date of publication of this immediate report) was NIS 13.98. The aforesaid closing price was 81.6%  higher than the exercise price (when, for the purposes of this calculation, the share price was translated into shekels (NIS 13.98) to the dollar at the representative rate of the U.S. dollar to the shekel on November 22, 2010, i.e. NIS 3.62 to the U.S. dollar).

21.2.
The closing price of the Company’s ordinary share on OTCBB on November 23, 2010 (the OTCBB trading day prior to the date of publication of this immediate report) was 3.93 dollars. The aforesaid closing price was 87% higher than the exercise price.

22.	Fair value of the Option Warrants

The economic value of all the Option Warrants allocated to the Offeree is USD 2.303 and in relation to all the Option Warrants USD 109,618. The aforesaid economic value was calculated according to the Black-Scholes formula, taking into account the closing price of the Company’s shares on the TASE on November 22 2010 (the known rate at the date the motion was passed by the Audit Committee and the Board of Directors concerning approval of the transaction, including the approval of the allocation of the aforesaid Option Warrants), which was NIS 13.47 per share, and in accordance with the following presumptions:

22.1.
The standard deviation was calculated at the historical daily share price for a period the length of the period from the date of the grant until the date of the theoretical exercise of the relevant portion and is 68%

22.2.	The exercise of all the Option Warrants on the last day of their exercise period (“Theoretical Exercise Date”) and allocation of all the Underlying Shares in respect of them.

22.3.	The calculation of the economic value does not take into account the fact that the Option Warrants will not be listed for trading on the TASE nor that the Underlying Shares are blocked by law.

22.4.
The annual capitalization rate of the Option Warrants was determined according to the interest rate on United States Bonds for the corresponding period over the contractual life of the Option Warrants at 1.5%.

The amount of the cost that will be recorded in the Company’s books of the allocation of the Option Warrants to an Offeree will be the amount of the aforesaid economic value, with the economic value of each portion spread over the entire vesting period, i.e. three years.

23.	The Private Allocation as part of the Offeree's employment agreement

The private allocation to the Offeree is part of the employment conditions contained in the Offeree’s employment agreement. For details of the conditions of the Offeree’s employment agreement through a private company wholly owned by the Chairman of the Board of Directors, see the Company’s immediate report of July 19, 2010, dealing with the summons of a general shareholders meeting for the purpose of, inter alia, approving the terms of employment of the chairman of the Board of Directors (reference no. 2010-01-560280).

24.	The share capital and percentage of holdings of the Offeree and parties at interest in the Company’s shares

The Company’s issued and paid-up share capital is NIS 32,733,820 divided into 3,273,38218 ordinary shares of NIS 10 each.

Following is a breakdown of the amount and percentages held by the Offeree, parties at interest in the Company, and the total holdings of the remaining shareholders, in the Company’s issued and paid-up share capital and in the voting rights in it as at November 21 2010, immediately after the private allocation and immediately after the private allocation with full dilution.

18
Among the said 99,740 shares are shares held by a subsidiary which were purchased by the subsidiary before the date that the Companies Law went into force. In effect, the subsidiary undertook to the Company not to exercise the voting right or its rights in the equity by virtue of its holdings in the Company's shares as stated. Accordingly, the calculation was made neutralizing the subsidiary’s holdings both in its equity rights and in its voting rights as previously stated.

Name of party at interest	Prior to the private placement (as at November 21, 2010		Immediately after the private placement		Immediately after the private placement after full dilution 19
	Number of shares	Share of capital and voting rights20	Number of shares	Share of capital and voting rights	Number of shares	Share of capital and voting rights
Arnon Tiberg (Chairman of the Board of Directors)	-	0.0%	47,605	1.5%	47,605	1.3%
Mivtach Shamir Holdings Ltd.	149,124	4.7%	149,124	4.6%	149,124	4.0%
Rimon Investments Master Fund L.P.	173,038	5.5%	173,038	5.4%	173,038	4.7%
Norfet Limited Partnership	461,308	14.5%	461,308	14.3%	461,308	12.4%
TA-TOP Limited Partnership	149,124	4.7%	149,124	4.6%	149,124	4.0%
Fimi Opportunity Fund Limited Partnership	318	0.0%	318	0.0%	318	0.0%
Fimi Israel Opportunity Fund Limited Partnership	1,649	0.1%	1,649	0.1%	1,649	0.0%
Amit Meridor (Company CEO)	-	0.0%	-	0.0%	171,123	4.6%
Analyst I.M.S. Investment Management Services Ltd.	208,375	6.6%	208,375	6.5%	208,375	5.6%
Analyst Provident Funds Ltd.	6,774	0.2%	6,774	0.2%	6,774	0.2%
Tefron Holdings (98) Ltd.21	-	0.0%	-	0.0%	-	0.0%
Public	2,023,932	63.8%	2,023,932	62.8%	2,391,535	64.4%
Total	3,173,642	100%	3,221,247	99%	3,712,368	100%

19
Fully diluted holdings as at November 21, 2010, are calculated disregarding 99,740 ordinary shares of the company held by a company shareholder, as stated in footnote 1 hereinabove, and under the assumption of exercise of all the following securities: (a) all (non-negotiable) option warrants to company employees and officers (including the company's undertaking to issue option warrants) convertible upon exercise into 586,331 ordinary shares of the company (after adjusting the number of shares to warrant holders following the issue of rights which the company performed in March 2010); (b) All the 450,000 (non-negotiable) option warrants allotted to Ben and Martin Lieberman under this Immediate Report

20
Disregarding 99,740 ordinary shares of the company, held by a company subsidiary, and which were purchased by the subsidiary before the Companies Law entered into effect. In effect, the subsidiary undertook to refrain from exercising its rights in the company's capital based on its share holding as stated above. Accordingly, calculations were made without taking into account the holdings of the subsidiary and its rights in the company's capital and voting rights.

21	A private company wholly owned by Tefron Ltd.

25.	The consideration and the way the consideration was arrived at

The option warrants are offered to the offeree without consideration and as part of the compensation proposed to him for his services as Chairman of the Company's Board of Directors. The exercise price of the option warrants is USD 2.1 per share and is determined, inter alia, according to the price per share determined as part of the transaction, as stipulated in Part A of this report.

26.	Material shareholders or officers who have a personal interest in the consideration

The Chairman of the Board of Directors has a personal interest in the consideration in view of his being the Offeree.

27.	The approvals required to make the private allocation and the conditions attached to it

The grant of the Option Warrants to the Offeree was approved by the Board on July 5 2010, and on November 23, 2010, pursuant to the recommendations of the Company’s Audit Committee. The private allocation is subject to other approvals as follows:

27.1.	Approval by the General Meeting of the Company’s shareholders as specified in Part C below.

27.2.
Approval by the TASE to list the Underlying Shares for trading. Shortly after the publication of this immediate report the Company will apply to the TASE with a request for the Underlying Shares to be listed for trading.

28.	Agreements on the purchase or sale of the Company’s securities or on the voting rights in the Company

To the best of the Company’s knowledge, after verbal clarification with the Offeree, there are no agreements, written or verbal, between the Offeree and anyone holding shares in the Company or between the Offeree and others on the purchase or sale of the Company’s securities or on the voting rights in it.

29.	Prevention of or restrictions on transactions in the Option Warrants and the Underlying Shares

Following is a summary of the main restrictions on the Offeree in respect of performing transactions on the Option Warrants and the Underlying Shares:

29.1.
According to the Plan, the Option Warrants are not transferrable by the Offeree except according to a will or in accordance with the laws on inheritance, and during the Offeree’s lifetime the Option Warrants will be exercisable only by the Offeree himself. The Plan also states that it is not possible to transfer ownership, to register a lien or to transfer the Option Warrants as collateral to any third party, and during the Offeree's lifetime all the rights to purchase shares under the Plan will be exercised only by the Offeree.

29.2.
Moreover, pursuant to the provisions of the Securities Law, 5728-1968 (hereinafter: the “Law”) and the Securities Regulations (details concerning Clauses 15a to 15c of the Law), 5760-2000, as they may be amended from time to time, restrictions on the resale of the shares that derive from the exercise of the Option Warrants will apply to the Offeree in accordance with the provisions of Clause 15c of the Law and the aforesaid Securities Regulations, as they may be from time to time, with the allocation to the Offeree considered to be an allocation according to Clause 15a(a)(1) of the Law.

29.3.
In accordance with the securities laws in the United States, the sale of the Underlying Shares will be made:(1) subject to the publication of document 8-S by the Company in the United States (a document required for the registration of Option Warrants to workers); or alternatively (2) subject to the publication of a prospectus as required under the U.S. Securities Act of 1933; or alternatively (3) as part of a sale transaction on which there is an exemption from the requirement to publish a prospectus; or alternatively (4) as part of a sales transaction that does not require the publication of a prospectus as previously stated.

30.	The information submitted to the organs that authorized the remuneration

The Audit Committee and the Board of Directors based their approval of the grant of Option Warrants to the Offeree on the conditions of the remuneration to the Offeree as these were presented to them and on the basis of their business experience.

31.	The date of allocating the Option Warrants

The allocation of the Option Warrants to the Offeree will be made soon after the TASE has given its approval as stated in Section 27 above.

Part 3 – Calling a Special General Meeting

32.	Convening of the special general meeting and its date

Notice is hereby given of the calling of a special general meeting of the Company’s shareholders to be convened on Wednesday December 29 at 10:00 (Israeli time) in Park Azorim at 94 Derech Em HaMoshavot, Kiryat Arieh, Petach Tikva. For clarifications call: 04-9900881.

On the meeting’s agenda:

A.	Approval of the transaction described in Part A of this immediate report:

After receiving the approval of the Company's Audit Committee and Board of Directors, approval of performance of the transaction, including all of the actions, transactions and engagements stipulated in Part 1 of this immediate report, as a single unit, including all of the associated actions or related to them or related to their performance; and without derogating from the foregoing:

•	Issue of undertakings (to the extent given) by the controlling shareholders in the Company as part of the arrangement with the Company's financing banks (as stipulated in Section 1.3.7.6 above);

•	Appointment of the directors Guy Shamir, Brahm Gelfand and Yossi Shahak, including compensation, insurance and indemnification to directors, as aforementioned (as set out in Section 1.10 above);

•	The purchase of a run-off policy for directors and officers (as outlined in Section 1.11 above);

•
Coverage of the liability of Ishai Davidi, Meir Shamir and Guy Shamir, the engagement with whom, for the sake of caution, is approved as an engagement with the controlling shareholder, as part of the D&O insurance policy of the Company and as part of the run-off insurance policy (as set out in Section 1.12 above).

It is hereby emphasized that approval of the private allotment to Nouvelle, Nouvelle investors, Ben Lieberman, Martin Lieberman (hereinafter,  "Nouvelle Group") and Mivtach Shamir is done in accordance with the provisions of Section 328(B)(1) of the Companies Law, as a private offering the purpose of which is to grant the Nouvelle Group and Mivtach Shamir, jointly, holding of over 45% of the issued and paid-up share capital in the Company and voting rights, and this both by virtue of the shareholders agreement between the Nouvelle Group and Mivtach Shamir and as a result of the exercise of the option warrants granted to Ben and Martin Lieberman, and all as set out in Part 1 above.

For the avoidance of doubt, it is hereby clarified that the vote on the appointment of each of the directors shall be carried out separately for each, as required under the Companies Regulations (Voting in Writing and Notices of Position), 5766-2005, but the approval of their appointment is an integral part of the complete transaction.

B.	Approval for the granting of Option Warrants to the Chairman of the Company’s Board of Directors as described in Part B of this immediate report:

After the Audit Committee and the Board of Directors have given their approval, approval of a material private offer of 47,605 Option warrants (not listed for trading) exercisable for 47,605 of the Company's ordinary shares with a nominal value of NIS 10 subject to adjustments, all as specified in Part 2 of this report, to the Chairman of the Company’s Board of Directors– Mr. Arnon Tiber, for his services as Chairman of the Company’s Board.

C.	Approving the increase of the Company’s registered share capital and amendment to the Company’s Memorandum and Articles of Association:

Approve the increase of the Company’s registered share capital – from 6,999,550 ordinary shares with a nominal value of NIS 10 each to 10,000,000 ordinary shares with a nominal value of NIS 10 each and amendment to the Company’s Memorandum and Articles of Association.

33.	Voting procedure

The shareholders are entitled to vote on any of the aforementioned motions on the meeting’s agenda, in person, by voting letter, or through a proxy. A letter of attorney on the appointment of the proxy will be drawn up in accordance with the provisions of the Company’s Articles of Association.

The letter of attorney should be sent to the Chairman of the Board of Directors at the meeting or delivered to the Company’s offices in the Tardion Industrial Zone, Misgav 20179, P.O.B. 1365 (hereinafter: the “Company’s Offices”) (addressed to the V.P. Finance – Mr. Eran Rotem), such that the letter of attorney reaches the Company’s Offices at least two hours prior to the date of the convening of the meeting. The Chairman of the Board of Directors will have the power to accept letters of attorney that arrive even after this date and until the commencement of the meeting.

Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purposes of Voting at the General Meeting), 5660-2000, a shareholder in whose name a share is registered with a member of the TASE and that share is included in the shares registered in the registry in the Company’s name in the records of Bank Hapoalim Ltd. (hereinafter: “Member of the TASE”), wishing to vote at the general meeting, will furnish the Company with a certificate from the Member of the TASE attesting to his ownership of the share on the determining date. A shareholder must furnish the aforesaid certificate of ownership to the Company’s Offices at least two business days prior to the date of the general meeting.

34.	The legal quorum

The legal quorum for opening proceedings at the general meeting is two (2) shareholders or more (the shares of whom are fully paid up) present in person or through a proxy or through a letter of attorney, who hold at least twenty five percent (25%) of the voting rights in the Company.

If a half hour has passed from the time set for the meeting and there is no legal quorum, the meeting will be automatically postponed to the same day at the same time in the following week, or to another day, hour and place as the Chairman of the Board of Directors may decide upon with the agreement of a majority of those holding the voting power present at the meeting in person or through a proxy or through a letter of attorney and voting on the matter of the date of the postponed meeting. The Company will make an immediate report on the postponement of the meeting and the date when the postponed meeting will be held. The legal quorum at the postponed meeting will be two (2) shareholders present in person or through a proxy or through a letter of attorney who hold at least twenty-five percent (25%) of the voting rights in the Company.

35.	The required majority

35.1.	Motion A

The majority required at the general meeting to pass Motion A on the meeting’s agenda is a simple majority which is a majority of more than half of the votes of shareholders participating in the vote, apart from abstentions; and provided that one of the following is true: (a) In the vote, the majority at the general meeting will include at least a third of all the votes of shareholders who have no personal interest in the approval of the transaction, participating in the voting; abstentions will not be taken into account in the count of all the votes of the aforesaid shareholders; (b) The total votes against by the aforesaid shareholders in Subsection (a) above is not greater than 1 percent of all the voting rights in the Company.

Prior to the vote on Motion A on the agenda, every shareholder who wants to take part in the vote will be required to notify the Company if he has a personal interest in the said motion or not. If a shareholder has not made such a declaration concerning the said motion, he will not vote in connection with that motion and his vote will not count.

35.2.	Motions B

The majority required at the general meeting to pass Motion B on the meeting's agenda is a simple majority which is a majority of more than half of the votes of shareholders participating in the vote, apart from abstentions;

35.3.	Motions C

The majority required at the general meeting to pass Motion C on the meeting's agenda is a  majority of seventy-five percent (75%) of all the votes of the shareholders participating in the voting, apart from abstentions.

36.	The determining date for the purpose of determining the eligibility of a shareholder to vote

The determining date for determining the eligibility of a shareholder to participate in and vote at the general meeting is trading day of Monday, November 29, 2010 (hereinafter: the “Determining Date”).

37.	Voting letter and position notices

37.1.	A shareholder is entitled to vote at the general meeting on topics A, B, and C on the agenda through a letter of attorney.

37.2.
The addresses of the Securities Authority’s distribution site and the Internet site of the Tel-Aviv Stock Exchange Ltd. where the wording of the voting letter and position notices can be found are:www.magna.isa.gov.il and http://maya.tase.co il respectively.

37.3.	Voting will be on the second part of the voting letter as published on the Securities Authority’s distribution site.

37.4.	A shareholder is entitled to approach the Company directly and to get from it the wording of the voting letter and the position notices.

37.5.
A shareholder whose shares are registered with a Member of the TASE is entitled to receive from the Member of the TASE, without charge, by electronic mail, a link to the wording of the voting letter and the position notices on the distribution site when the shareholder gives notice that he is interested in them, provided that the notice has been given in respect of a specific securities account and on the day prior to the determining date.

37.6.
A shareholder whose shares are registered with a Member of the TASE is entitled to receive the certificate of ownership from the Member of the TASE through whom he holds his shares, at the branch of the Member of the TASE or by mail to his address for the cost of mailing only, if he has requested this, and a request for this purpose will be given in advance to a specific securities account.

37.7.
The voting letter is to be produced at the Company’s offices, so that the voting letter arrives at the Company’s offices no later than seventy-two (72) hours before the date the meeting is to be convened, that is until Sunday December 26, 2010 at 10:00, together with the certificate of ownership of a shareholder whose shares are registered with a Member of the TASE or a photocopy of an identity card, passport or certificate of incorporation, if the shareholder is registered in the Company’s books.

37.8.	The last date for submitting position notices to the Company: Thursday, December 9, 2010.

38.	The powers of the Securities Authority

In accordance with the provisions of Clause 10 of the Regulations, a transaction with a controlling shareholder and in accordance with the provisions of Clause 17 of the Regulations a Private Offer:

38.1.
Within twenty-one days of the date for submitting the report, the Authority or an employee the Authority has empowered to do so (hereinafter: the “Authority”), may notify the Company to provide, within a specified time frame, an explanation, details, information and documents concerning the proposal that is the subject of this Immediate Report, and order the Company to amend the report in the manner and on the date determined by it.

38.2.
If an order is given to amend the report as stated in Section 25.1 above, the Authority may order a postponement of the date of the general meeting to a date no earlier than three business days and no later than twenty-one days from the date of publication of the amendment to the report.

38.3.
The Company will submit an amendment according to the instruction as stated in the manner set forth in Regulation 3(a)(1) of the Regulations on a Private Offer, will send it to all the shareholders to whom this Immediate Report was sent, and will publish a notice in the newspapers in the manner set forth in Regulation 3(a)(2) of the Regulations on a Private Offer, and all unless the Authority has ordered otherwise.

38.4.	If an order has been given concerning the postponement of the date of convening the General Meeting, the Company will give notice of the order in an Immediate Report.

38.5.
If twenty-one days have passed since the date of submitting this Immediate Report and no order has been given as stated above, the Company may allocate the securities in accordance with this Immediate Report, provided that the other conditions set forth on this matter in the Regulations on a Private Offer and by law have been met.

39.	Examining the documents

A copy of this Report and its appendixes will be available for inspection at the Company’s offices from Sunday through Thursday during normal working hours by arrangement by telephone:04-9900881 ; and until the date on which the general meeting is to be convened to pass the motions on the agenda; and at the Securities Authority’s site at www.magna.isa.gov.il

40.	The Company’s representatives dealing with the immediate report

The Company’s representatives dealing with this immediate report are attorney Adva Bitan and/or attorney Ben Lipetz of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Azrieli Center 1, the Round Tower, Tel-Aviv, telephone: 03-6074464, Fax: 03-6914177.

The Company’s representatives dealing with the immediate report Yours faithfully, Eran Rotem, V.I.P. Finance Tefron Ltd.

Appendix B
[UNOFFICIAL TRANSLATION FROM HEBREW]

DESCRIPTION OF OPERATIONS

OF

Intimes Nouvelle Seamless Inc.

The following is a description of the business of the company Intimes Nouvelle Seamless Inc (hereinafter: "Nouvelle" and "the Company", respectively) is presented below, as required under the provisions of the Securities Regulations (Private offering of securities in a registered company) – 2000 and the Securities Regulations (Transactions between a company and a controlling interest therein) – 2001. As detailed in the immediate report, which this document accompanies, Tefron Ltd. (hereinafter: "Tefron") is acquiring all the seamless activities of the Company, and the intangible assets of the Company, the main ones being customer contacts, know-how, and its goodwill, where Tefron also intends to continue the commitments with some of the Company’s suppliers with an emphasis on the Company’s sub-contractors in the Far East. Accordingly, within the framework of the description of the Company’s business activities, which is presented below, subjects that are not relevant following the acquisition of the Company’s activities by Nouvelle will not be referred to (or condensed information will be supplied.

Chapter 1 – Description of the general development of the Corporation's business

1.1          Introduction

The following is a description of the business of Intimes Nouvelle Seamless Inc, which is a private company that was incorporated in Canada (hereinafter: "Nouvelle" and "the Company") for the period of 12 calendar months ended on June 30, 2010 (hereinafter: "the description period"), which reviews the Company and the development of its business, as occurred during the description period. The description has been prepared in accordance with the Security Regulations (Private offering of securities in a listed company) – 2000, the Securities Regulations (Transactions between a company and a controlling shareholder therein) – 2001 and the Securities Regulations (Details in a prospectus and a draft prospectus – structure and format) – 1969. Nouvelle’s functional currency is the Canadian Dollar. Nevertheless, the financial data included in this description are denoted in US Dollars (hereinafter: "Dollar"), which is Tefron's functional currency (according to the translation of the Canadian Dollar to the US Dollar in accordance with IFRS) unless otherwise stated. The data that appear in this description, in respect of which it is noted that they are correct as of the date of the description, have been updated as of October 31, 2010.

Attention is drawn to the fact that the data in this description relate to periods of twelve calendar months that end on June 30 which represent the Company’s financial year.

The significance of the information included in this description, including a description of significant transactions, has been examined from the Company’s consolidated  perspective, where in some instances the description has been expanded so as to provide a comprehensive overview of the subject that is being described.

This description should be read together with Nouvelle’s audited consolidated financial statements as of June 30, 2010 together with the Board of Directors report relating to the results of Nouvelle’s operations as at June 30, 2010, attached as Appendices B1’ and C1’ to the Immediate Report of which this description comprises its Appendix A’, together with Novelle's consolidated financial statements (unaudited) for the period of the three months ended September 30, 2010 and the Board of Directors' report on Novelle's results of operations for the period of three months ended September 30, 2010, attached as Appendices B2 and C2 to the Immediate Report to which this description is its Appendix.

1.2          Legend

For convenience, in this periodic report the following abbreviations will have the meaning that appears beside them:

Dollar	-	The US Dollar;
The Group / the Company/ the Corporation	-	The Company and the subsidiary company;
The subsidiary company	-	Nouvelle Seamless USA Inc, a private company that is registered in the State of Delaware in the U.S., which is wholly owned (100%) by the Company;
Tefron		Tefron Ltd.
The Securities Law	-	The Securities Law – 1968;

1.3           The Corporation's operations and a description of its business

1.3.1	General

The Company was incorporated in Canada in 1999 as a private company in accordance with Part 1A of the Companies Law in Quebec, Canada. The Company's founders were two brothers, the late Sam Lieberman and Aharon Lieberman of Montreal, Canada. As of the date of this description, the Company is controlled by Martin Lieberman, the son of Mr. Aharon Lieberman and other members of the Lieberman family from Montreal, Canada, and the Company's operations are managed and controlled from Canada. The Company’s production activities are carried on in the Company’s plant in Montreal, Canada, as well as through sub-contractors who have plants in Taiwan and in China. The Company focuses on the development, production, marketing and sale of lingerie for women, which are sold primarily to a limited number of retail chains in North America, including:, T.J. Maxx, Sears Canada, Shear Enterprises LLC., Wal-Mart Canada Corp., Wal-Mart Stores Inc., Reitmans (Canada) Limited and  Loblaw Companies Limit The Company’s products are manufactured using seamless technology (hereinafter: "Seamless") in order to provide its customers with products that are meet their requirements both with respect to the quality of the product as well as with respect to the costs levels for the products.

As from 2008 and in the light of the general trends in the textiles industry, which include the continuing erosion of prices and increased competition, the Company began the process of transferring its manufacturing activities to the local sub-contractors in the Far East, whose manufacturing costs, including labor-related costs, are lower and this was done in order to reduce the Company's manufacturing costs in a manner that would enable it to offer competitive prices for some of its products. As of this time, some one third of the Company's manufacturing activities take place in sub-contractors' plants in China and in Taiwan, which provide the Company with finished products for supply to the Company’s customers. At the current time, the Company is examining co-operations that will enable it to transfer all of its manufacturing activities outside of Canada.

On November 16, 2010, the Company signed agreements for the sale of some of its operations to Tefron Ltd. for details regarding the Company’s engagement with Tefron Ltd. see the notice for convening the general meeting of shareholders in this document which is .Appendix A to it

1.3.2        Fields of operations and products lines

The Company has only one field of activity – the intimate Seamless1 underwear field: within the framework of this field, the Company is engaged in the development, design, manufacture, marketing and sale of seamless lingerie for women.

The design and development activities for the Company's products are carried out primarily at the Company's plants in Montreal, Canada. In addition, as from 2008 the Company also set up a design and development infrastructure at its sub-contractors' plants in China and Taiwan. This was done in order to provide a proper response for the sub-contractors who operate on its behalf in the Far East and in order to enable a full production chain in the Far East in a manner that would enable the Company to reduce its manufacturing costs and to be able to offer its products to its customers at attractive prices. The Company’s sub-contractors in the Far East meet the quality standards and ethical rules of the Company’s customers for whom they manufacture

1
The seamless products are manufactured using a technology which enables almost the entire final garment to be manufactured using one continuous knitting action to knit from suitable yarns, where after the knitting action the product must be dyed, finished and requires a very small amount of sewing.

1.3.3
The Company's strategy is to focus on a limited number of retailers who have the potential to make very large purchases from the Company. The Group's marketing strategy is based, inter alia, on the relative closeness of the Company’s head office to its customers' head offices (all of which are located in North America) and on its ability to offer its customers full services in connection with the planning of the products, their development and marketing, including, inter alia, design, development and manufacture of products that meet each customer's individual needs, using "seamless" technology with stringent attention to supplying the products in accordance with the deadlines required by the customers..

1.3.4
For additional details in respect of "seamless" technologies that the Company uses in its field of activities and the Company’s competitive advantage over its competitors, see sections 3.6 and 3.15 below, respectively.

1.3.5        Milestones in the course of the Company's operations

In 1999 the Company was incorporated as a private company in Canada and began its activities of manufacturing lingerie for women.

As from 2008, the Company has been implementing its strategy, according to which its manufacturing activities are being transferred to the Far East in order to reduce the manufacturing costs and as a result of this to enable the Company to offer its products to its customers at a more competitive price. As of the current time, approximately one third of the Company’s manufacturing activities are carried out in plants owned by sub-contractors in the Far East.

1.3.6	The holdings structure

The Company wholly owns (100%) the subsidiary company Nouvelle Seamless USA Inc. The Company has no additional holdings in any companies other than the holdings in the subsidiary company.

1.3.7	Changes in the Corporation's business

As from 2008 and in the light of the general trends in the textiles industry, the Company has commenced the process of the transfer of its manufacturing activities to sub-contractors in the Far East and this has been done in order to reduce the Company’s manufacturing costs in a manner that will enable it to offer a competitive price for its products. As on the date of the description, approximately one third of the Company’s manufacturing activities are carried out in plants owned by sub-contractors in China and in Taiwan, which supply the Company with finished products for supply to the Company’s customers.

1.4          The field of operation

As mentioned, the Company has only one field of activity – the Seamless field: within the framework of this field, the Company is engaged in the development, design, manufacture, marketing and sale of seamless lingerie for women, which have unique characteristics, which support the activities that they are designated for.

1.5          Investments in the Corporation's capital and transactions in its shares

No investments were made in the Corporation's capital and no transactions in the Corporation's capital were carried out in the past two years.

1.6.1       Distribution of dividends

The Company has not declared the distribution of dividends in the past two years.

1.6.2	The Company does not have any external restrictions on its ability to distribute dividends.

1.6.3	As of the date of the presentation of this description the Company does not have a dividend distribution policy.

Chapter 2 – Other information

2.1           Financial information regarding the Company's field of operation

The Company has only one field of operations, which is the field of "seamless" intimate apparel.

The following are the Company's consolidated financial data in thousands of Dollars for each of the years ended June 30, 2008, 2009 and 2010 (for additional details see Note 1 to the Company's financial statements – which are attached to the immediate report that this description accompanies):

12 months ended June 30, 2010
Dollars thousands
1. Revenues from external factors	24,015
2. Fixed costs	2,759
Variable costs	22,924
3. Loss from regular operations	(1,668)
4. Total assets and liabilities net, as of June 30, 2010	3,993

12 months ended June 30, 2009	Dollars thousands
1. Revenues from external factors	25,983
2. Fixed costs	2,470
Variable costs	22,373
3. Loss from regular operations	1,140
4. Total assets and liabilities net, as of June 30, 2009	4,667

12 months ended June 30, 2008	Dollars thousands
1. Revenues from external factors	11,117
2. Fixed costs	1,844
Variable costs	14,154
3. Loss from regular operations	1,140
4. Total assets and liabilities net, as of June 30, 2008	3,912

The allotment of common costs between fixed costs and variable costs has been made in accordance with the nature of the expenses and in accordance with generally accepted principles.

The following are the Company's consolidated financial data in respect of the distribution of revenues and expenses according to functional currencies, in thousands of Dollars:

	Thousands of Dollars
	June 30
	2010	2009

US Dollars	18,806	20,695
Canadian Dollars	5,209	5,288
Total	24,015	25,983

The following are the Company's consolidated financial data in respect of the distribution of revenues and expenses according to the manufacturing locations, in thousands of Dollars:

	Thousands of Dollars
	June 30
	2010	2009

The Far East	8,863	9,007
Canada	15,152	16,906
Total	24,015	25,983

The following are the Company's consolidated financial data in respect of the distribution of revenues and expenses according to the target sales markets, in thousands of Dollars:

	Thousands of Dollars
	June 30
	2009	2008

The USA	18,806	20,695
Canada	5,209	5,288
Total	24,015	25,983

For explanations about the developments in the financial data presented in clause 2.1 above and the main additional data, see the Board of Directors Report of Nouvelle as of June 30, 2010, attached to the Immediate Report to which this description is its Appendix . The Company operates it in one field and therefore no adjustments to the consolidated are required

2.2	The general environment and the impact of external factors on the Company's operations

The Group is exposed to trends, events and developments in the global clothing sector and in the global economy (hereinafter: "global trends"), which may have an impact on the Group's operations and on those of its competitors, as detailed below:

The information in respect of the global trends and their possible implications for the Company is forward looking information, as defined in the Securities Law. Forward looking information is uncertain forward looking information that is based on information or evaluation that exist in the Company and this includes the Company’s intentions or evaluations as of the time of the publication of this description or which are not dependant solely on the Company. It is possible that this information, in whole or in part, will not be realized or that it will be realized differently, inter alia, for the following reasons: a change in the global trends, competition, technological developments, regulatory changes, the sources of finance that are available to the Company, the exchange rate of the Canadian Dollar against other currencies and the continuing one or more risk factors detailed in clause 3.2.2 below.

               2.2.1        The economic condition in target markets and in the production locations

The global financial crisis which erupted in the end of 2008, resulted, inter alia, in serious damage to the global financial markets, and to a general slow-down in real activities, to falls and very significant fluctuations in the stock exchanges across the world, to a serious credit crisis, to a decline in the value of the assets held by the public, and to a significant level of uncertainty in economic activities. As a result of the crisis, various economies across the globe, including the U.S. and Canada, entered into a recession.

As from the second quarter of 2009 there have been signs of recovery, which have been increasing. Various across the globe have been experiencing a significant recovery in real activities.

In 2010 the trend of recovery in most of the financial and real markets in the world continued, but the consequences of the financial crisis which occurred in 2008 are still significant, including fluctuations in securities and currencies, the continued credit crunch in certain countries and firms and the uncertainty in economic operations. The consequences resulting from the changes in the main rates of exchange in which the Company operates, harmed its financial results. As from the last quarter of 2008 until the date of this description the US Dollar weakened by over 15% on average against the Canadian Dollar. Most of the Company’s sales are denominated in US Dollars while half of the costs that the Company bears are in Canadian Dollars. The change in the above rates of exchange has a significant negative effect on the Company's results as stated extensively also in clause 2.2.3 below

The economic situation in the target markets and the recession in these markets have a significant impact on the consumption habits of the consumers in the Company's field of activities and on the volume of the consumption. The aforesaid is also true in respect of the opposite scenario of an improvement in the economic situation in those markets, which has found expression in an increase in the scale of consumption.

The economic crisis also increases the level of risk that is inherent in the operations of the Company's business partners – customers, sub-contractors and suppliers, and the risk that they will become insolvent. The Company is exposed to non-payment on the part of its customers if they have payment difficulties, and this even after the Company has supplied the orders that it has received from the customers, which for the most part are supplied without the customers providing collateral for payment of their debts. Moreover, the Company's suppliers and sub-contractors could get into financial difficulties, as a result of which the Company could be forced to find alternative suppliers or sub-contractors without sufficient warning. As a result of this, the Company could suffer delays in the supply of its products to its customers. Risks that are connected with the global economic environment, in the target markets and in the world at large, could affect the volume of the Company's sales and its ability to supply orders from customers.

In this connection, it should be noted that the Company’s customers are primarily retails chains that specialize in the sale of various products, including textile products, at low prices, such as: T.J. Maxx and Wal-Mart.

These chains may present an increase in sales, even in the midst of an economic crisis, since when there is an economic crisis consumers tend to look for cheaper alternative for various consumer products, including the lingerie that the Company manufactures. At the same time, when there is a crisis, the retail chains may demand that various manufacturers reduce their manufacturing costs in order to enable the said products to be sold at lower prices.

2.2.2        Financing

Changes in the availability of sources of credit on a global level, inter alia, as a result of the global crisis, as described above, could negatively or positively affect the Company's cash flows. As of the time of this description, the Company has available credit lines and it is not experiencing cash flow difficulties or a credit crunch.

2.2.3        Fluctuations in the exchange rates and in the level of inflation

Of the Company's sales turnover of approximately $24,015 thousand in the year ended June 30, 2010, approximately 22% of the Company’s sales are in Canadian Dollars and approximately 78% of the sales are in US Dollars. Of the Company’s expenses, which amounted to approximately $25,683 thousand in the year ended June 30, 2010, approximately 44% of the Company's expenses are in Canadian Dollars which is the Company’s functional currency, and approximately 56% of the expenses are in US Dollars and other currencies, which were expended in the purchase of raw materials, the payment of wages and salaries and in the purchase of finished products in the Far East. Fluctuations in the exchange rates of the of the US Dollar against the Canadian Dollar has a significant impact on the Company's operating results, primarily in the light of the fact that the Company's sales are primarily made in US Dollars, whereas a considerable portion of the Company's expenses are denoted in Canadian Dollars. During the year ended June 30, 2010 the rate of the US Dollar on average deducted by 10.6% compared to the rate of the Canadian Dollar, and as a result the Company recorded during the period of report high expenses of about $900 thousands compared to the previous year. In order to limit the Company's exposure to fluctuations in the above rates of exchange between the various currencies, with an emphasis on the exposures that derive from changes in the exchange rate of the US Dollar against the Canadian Dollar, from time to time the Company takes steps to hedge the exposure to losses as a result of changes in the exchange rates. During the period of report ended June 30, 2010 the Company hedged about 8% of its sales denominated in US Dollars

2.2.4        Increasing competition in the world

The clothing industry is inherently competitive and the Company is required to cope with decreases in prices and the production and supply capacities of competing manufacturers. The main competition with other manufacturers in the clothing industry is from the aspect of reducing product costs, shortening supply times, design and the quality of the products. Because of the fact that the production costs depend to a large extent on manpower costs, in recent years most of the production in the industry has been carried out in countries where the manpower costs are low. Increased competition, directly or indirectly, could reduce the Company's revenues and profitability as a result of the reduction of prices, the loss of market share and additional factors.

As from 2008, the Company has been implementing a policy under which non-complex products, whose manufacturing process is labor intensive are almost entirely manufactured by sub-contractors in the Far East, The Company is routinely examining the possibilities that exist for transferring an additional portion of the manufacturing activities to countries that have low labor costs.

A worsening in the economic situation also increases competition, and inter alia, the competition that the Company's customers face, and the price competition as a result of the preparedness of manufacturers and marketers to also reduce their inventory levels by selling inventory at lower prices.

For additional details in respect of the competition in the Company's field of operation, see clause 3.6 below.

2.2.5        Changes in fashion and consumer preference

The clothing industry is subject to changes in consumer preference and in fashion. The Company designs and manufactures products in cooperation with its customers, in accordance with its understanding and the understanding of its customers of consumers' tastes and the prices that consumers are prepared to pay for the Company's products. If the Company and its customers do not correctly forecast consumers' tastes and preferences, the Company will be exposed to a reduction in the orders from its customers.

2.2.6        Changes in the cost of raw materials

The Company's costs basis is affected by fluctuations in the prices of raw materials. The Company uses various polymers yarns and various elastic materials in the manufacture of its products. The Company's financial results as manufacturers of lingerie are significantly affected by the prices of the raw materials and their availability. The Company does not have a significant influence over fluctuations of raw materials prices, except for exploiting opportunities in especial circumstances.

2.2.7	Increase in the purchasing cost of finished products from manufacturers in the Far East and the cost of labor of sub-contractors in the Far East

Over the course of the recent years there has been an increase in the cost of purchasing finished clothing products from sub-contractors in the Far East, which derives primarily from an increase in wage related costs and the related production costs in those countries, and from the strengthening of the local currencies against the US and Canadian Dollars. The Company purchases and manufactures approximately one third of the products that it sells through sub-contractors in the Far East), and so it is affected by such increases in cost.

2.2.8	Changes in the global free trade agreements which could result in a change in the regime of customs and quotas in the countries which are the Company's primary market targets

As from January 1, 2009, the quantity quotas on imports of textile products to the U.S. were removed.  The removal of the quantitative quotas on imports increases competition in that market and could lead, at the end of the day, to an erosion in the selling prices of the Company's products, and as a result could also erode profitability. Moreover, the removal of the quantitative quotas on imports eliminated a significant advantage that the Company had over some of its competitors, since the Company is incorporated in Canada, and prior to the removal of quotas, those restrictions did not apply to it and it could supply surplus demand over and above the quota restrictions. It should be emphasized that even after removing the quantity quotas on the imports, as aforesaid, customs duties remain on imports of products to the United States and to countries which do not have free trade agreements, at a rate of 7.6% to 32%, where the exact rate of customs duties is determined according to the type of products imported and the exporting country.

Despite the existence of customs rates on the importation of products to the United States, as aforesaid, the Company, as well as other companies in the clothing products industry, enjoys free trade agreements between Canada and the United States. The trading agreements enable the Company, as well as other companies in the clothing products branch, to sell products that are manufactured in Canada to the United States whilst enjoying an exemption from customs duties. It should be mentioned that Tefron Ltd. also enjoys the free trade agreement existing between Israel, the US and Canada. The free trade agreement enables it to sell to customers in Canada and the US products manufactured in Israel exempt from customs duties

Some of the countries, which also have free trade agreements with the United States and Canada, are manufacturing source for manufacturers that compete with the Company, whether because of their manpower which is cheaper or whether due to the transport cost of products which are cheaper and whose supply times are shorter. Other competitors in countries which do not have a free trade agreement are exposed to customs payment on imports to the United States and/or to Canada. In general, products manufactured in China and other countries in the Far East do not enjoy a customs exemption. If these additional countries were to sign on free trade agreements with the United States and/or Canada, which would lead to a reduction or a cancellation of customs duties on imports from those countries, the result would be increased competition in the industry.

Chapter 3 – Description of the Corporation's business

3.1           General information about the Company's field of operations

The Company is engaged in the development, manufacture, marketing, and sale of seamless products in the lingerie field for women.

The development and design activities for the Company’s products is carried out in the Company's plant in Canada or in the plants owned by the Company’s sub-contractors in China and Taiwan, whereas the Company’s products are manufactured in its plant in Montreal or in the plants owned by sub-contractors in China and in Taiwan. The marketing and selling activities are carried out by the Company’s employees in the United States and in Canada.

"Seamless" technology enables the Company to knit products based on exact computerized work in accordance with the design specifications. These products have flexibility, designs are structured into the products, which have rich colors and advanced designs. At the same time, the Company has many competitors in its field of activities and for the most part it does not have exclusive arrangements with its customers.

In the Company's opinion, based on its experience in the relevant markets, the level of the wholesale market for seamless lingerie for women, for the customers and categories in which the Company operates, is estimated at more than $1 billion a year. In the Company’s opinion, the wholesale market for lingerie for women has increased in recent years and the Company’s market share is less than 1%.

3.1.1	Restrictions, legislation and especial constraints that apply to the Company's activities

The Company is subject to the relevant legislation in the counties in which it operates (Canada, China, Taiwan and the United States), including general legislation covering imports, quotas, consumer protection, trade marks (where relevant), licensing and labor laws in the countries in which employees are employed.

Since the Company operates including that covering export restrictions, protective custom levies, trade barriers and changes in the tax legislation.

For details in respect of the regulations that apply to the Company's activities, including in respect of free trade agreements and the customs and quotas regimes in the countries that form the Company’s main target markets, see section 2.4.8 above.

3.1.2	Changes in the volume of activities field and profitability

The volume of the Company's sales in the course of the description period, amounted to approximately $24.0 million and reflects a decrease of approximately 7.6% by comparison with the volume of sales in the period of 12 calendar months ended on June 30, 2009, which amounted to approximately $26.0 million. The decrease in the level of sales is mainly a result of completing a project with one of the customers at the beginning of 2010 with the level of sales during the equivalent period aggregated $6 million, which was partially offset by an increase in sales of about $4 million to other customers, including Wal-Mart USA and Shear Enterprises LLC.

For additional details in respect of sales to the Company's significant customers, see section 3.3 below.

The Company’s rate of profitability was harmed during the description period, so that while in each of the two years prior to the period of description the Company had profits of $0.8 and $0.7 million, while during the description period the Company went over to a loss of $1.1 million

The decline in the profitability of the Company’s operations, occurred on the Company's transition from a net profit of approximately $0.8 million in the period of 12 calendar months ended on June 30, 2009, to a loss of approximately $1.1 million in the period of 12 calendar months ended on June 30, 2010. The main harm to the Company's profitability was as a result of the global economic crisis which caused a devaluation in the rate of the US Dollar compared to the Canadian Dollar, a devaluation which resulted in a decline of $900 thousand of profit and a decline in the Company's sales turnover during the description period, which led to a decline in the direct contribution to profit of $295 thousand. In addition, the Company was affected by the increase in minimum wages in Canada by rate of 5% which started in May 2009, which contributed $150 thousand to the Company's loss during the description period.

3.1.3	Developments in the markets and changes in the characteristics of the customers

The target markets for the Company's products are primarily large retail chains in North America, which place an emphasis on good quality products at low prices. The volume of sales of Wal-Mart USA, United Retail and T.J. Maxx (which are the Company’s three largest customers, constituting approximately 57% of the overall volume of the Company’s sales) which over the past three years was fairly constant, a fact which in the Company’s opinion is evidence of the stability of the chains themselves to the end customer, and consequently the level of their purchases from suppliers, where even in a time of economic crisis, the chains are likely to present stability and even an increase in their sales figures, because in times of an economic crisis consumers tend to look for cheaper alternatives for various consumer products, and those chains are considered to have relatively low prices by comparisons with the market.

At the same time, when there is an economic crisis, there is demand on the part of the customers to reduce prices and sometime also to shorten the supply times for the products. These changes reduce the Company’s profitability rate. For additional details in respect of the Company’s sales according to the geographical markets, see section 2.1 above.

In addition, there has been an increasing trend in the clothing industry of the transfer of production to countries where the costs of production are lower, for example the Far East. Accordingly, the Company began an organized process in 2008 in which it is transferring part of its manufacturing activities from the Company's plant in Montreal, Canada to sub-contractors who are located in China and in Taiwan, in order to enable the Company to compete successfully with the other manufacturers who operate in the Far East. The transition to production in the Far East is enabling the Company to offer its customers a larger range of products, which the Company had not manufactured in the past, because the labor costs associated with the manufacture of those products was too high.

In addition, the clothing industry is subject to changes in fashion preferences and fashion trends. These changes cause: (a) a shortening in the supply times that are demanded by customers; (b) an increase in the number of collections of the products that are required; and (c) a reduction in the size of production series. These trends in consumption make operations difficult and their production requires the Company to adapt the management of the manufacturing processes to the said trends.

3.1.4	Technological changes that could have a significant impact on the operations.

The Company routinely monitors technological developments that are relevant to its field of activities, and it implements those technologies, where possible, in its manufacturing processes.

3.1.5	Critical success factors and the changes that have occurred in them

In the Company's opinion, there are a number of main factors on which success depends, the main ones being:

3.1.5.1	The maintenance of good, long-term relationships with the Company’s customers.

3.1.5.2
The existence of an efficient operating set-up and supply chain that enable the provision of full support for the sales requirements, meeting supply times and the manufacture of quality products at a low cost.

3.1.5.3
The existence of design and development departments that focus on local and global developments in the lingerie industry and in the tastes of the customers and consumers and on the development and design of collections that are appropriate for the requirements of its customers and target consumers.

3.1.5.4
The existence of an efficient marketing set-up that enables the relationship with the existing customers to be strengthened, relations to be started with new customers in the existing markets and in new markets and for a strong foundation for those relationships.

3.1.5.5	Stringent observance of qualitative manufacturing and quality control for the products in accordance with the specifications and the requirements of the Company and its customers.

3.1.5.6
An understanding of the management culture and the working culture of the Company’s sub-contractors in the Far East and the making of the adaptations that are required in order to make the transition from independent manufacturing, which is carried out near to the Company’s management to manufacturing via sub-contractors in the Far East.

 In the Company's opinion, these success factors have become even more important in the light of the recent changes in the business environment, which have found expression in increased competition, the erosion of selling prices and the shortening of supply times.

3.1.6             Changes in the suppliers and raw materials set-ups.

There have been no significant changes in the arrangements with the suppliers from which the Company purchases the raw materials that is uses in the manufacture of its products.

3.1.7             The main barriers to entry and the changes that have occurred in them

In the Company's opinion, the main barriers to entry are as detailed below:

3.1.7.1
Technological know-how, advanced machinery, advanced production methods and the ability to develop quality products. The aforesaid is especially true for parties that do not work through sub-contractors and who seek to set up an independent manufacturing operation.

3.1.7.2	Building stable, long-term relationships with the Company's large customers.

3.1.7.3	A stable and reliable manufacturing capacity, at competitive prices and of a good quality.

3.1.7.4	Meeting the customers' requirements in all matters relating to the quality of the products, compliance with labor, safety and hygiene legislation.

3.1.8            Alternatives for the Company's products and changes that have occurred in them

The Company's products have alternative products, from wholesalers and from manufacturers who market similar items to the Company's products in their design, and sometimes also in their quality, even if they are not seamless, as well as manufacturers of recognized brands (such as: the use of heat-gluing technology or sewing the elements of the product) as well as recognized brands, whose sometimes sell manufacturing surpluses or old collections to the retail chains at low prices. The Company is taking steps to strengthen and to maintain the advantages that its products have over the alternative products and is doing so by emphasizing the advantages of manufacturing suing the "seamless" method, primarily with regards to the ability to plan and to manufacture the customers' products using computers with considerable exactitude.

3.1.9            The structure of the competition and the changes that have occurred in it.

The clothing field in general (including the field of lingerie for women), has continued in recent years to be characterized by considerable competition and a decline in manufacturing costs and prices to the consumer as a result of the transfer of a considerable part of production to sub-contractors in the Far East. Moreover, the competition in the "seamless" field has been affected by the cut garments branch having become cheaper and this has created pressure to lower the prices of "seamless" products, inter alia, since the final consumer does not always differentiate the qualities of the "seamless" products. The Company is also coping with the perpetual need to examine the costs structure and to reduce it both by comparison with other manufacturers who use "seamless" technology, and also in relation to manufacturers who manufacture using the cutting and sewing technique, which is characterized by a lower cost structure. The aforesaid has become even more important in the light of the fact that the Company is focusing on manufacturing for retail chains, which demand to receive low-priced products.

In addition, the Company emphasizes the other advantages to its customers, including: (i) the advantages of the "seamless" manufacturing technique; (ii) the quality of the Company’s products; and (iii) the Company's ability to meet the customers' deadlines.

The advantage of working with large retail chain is that so long as the Company succeeds in maintaining a low cost structure and offering its customers a quality product at competitive process and on time, then these are customers the potential to make very large purchases from the Company, with an emphasis on the purchase of a large volume of products.

For additional details in respect of competition see section 3.7 below.

3.2              Products and services

     3.2.1       The main products and services

The Company develops and provides production services in the lingerie field using a "seamless" technique. These products include lingerie and shape-wear lingerie and lingerie for sports (active wear). Approximately 78% of the Company’s sales are to customers in the United States and approximately 22% of the Company’s sales are to customers in Canada.

     3.2.2       The segmentation of revenues of products and services

The Company has only one line of products in the field of “seamless products”. Total revenues for the year ended June 30, 2010 compared with the equivalent period in the previous year aggregated $24.0 million and $26.0 million, respectively.

It should be mentioned that there is a variance between the rates of profit of the Company from the sale of lingerie products manufactured in the Company's plant in Canada and those manufactured in sub-contractors plants in the Far East, and that during the past 12 months ended June 30, 2010 the difference between the rates of profit is about an average of 7% for the benefit of the products manufactured for the Company in the Far East

The main reasons also mentioned in clause 3.1.2 above, are the weakening of the US Dollar against the Canadian Dollar, an increase in minimum wages in Canada which led to a sharp decline in profitability of products manufactured in Canada compared to those manufactured in the Far East, which are based mainly on production inputs in the US Dollar.

3.3 Customers

3.3.1
The Company’s strategy is to focus on a few customers which have the potential for large purchases from the Company. About 75% of the Company's sales are to five customers only of which one customer – T.J. Maxx - to whom the level of sales is about 40% of the Company's sales.

3.3.2	The following is data on the distribution of revenues from products and services in the periods of 12 calendar months ended on June 30, 2010 and June 30, 2009:

		The 12 calendar months ended June 30, 2010			The 12 calendar months ended June 30, 2009			The 12 calendar months ended June 30, 2008
	The year in which the Company began to manufacture for the customer	The volume of sales to the customer in millions of Dollars	The sales to the customer as a percentage of overall sales	The rate of the increase (decrease) in the volume of dales by comparison with the previous year	The volume of sales to the customer in millions of Dollars	The sales to the customer as a percentage of overall sales	The rate of the increase (decrease) in the volume of dales by comparison with the previous year	The volume of sales to the customer in millions of Dollars	The sales to the customer as a percentage of overall sales	The rate of the increase (decrease) in the volume of dales by comparison with the previous year
T.J. Maxx	2006	9.3	38.7%	(0.6)%	9.4	36.0%	214.6%	3.0	17.4%	17.4%
Wal-Mart USA	2010	2.1	8.9%	___	___	___	___	___	___	___
Wal-Mart Canada	2002	2.1	8.9%	11.0%	1.9	7.4%	(0.6)%	1.9	11.2%	31.4%
Shear Enterprises LLC	2008	2.2	9.1%	67.5%	1.3	5.0%	2,070.0%	0.0	0.4%	___%
United Retail Group	2005	2.2	9.2%	(16.2)%	2.6	10.2%	(9.9)%	2.9	17.2%	11.7%

3.3.3
The Company does not have exclusivity in the manufacture of lingerie products for any of its significant customers, which are detailed in the table on the previous page. For additional details in respect of the nature of the commitments, see section 3.4.5 below.

3.3.4	See section 2.1 above in respect of the distribution of the sales in accordance with geographical areas.

3.3.5	The nature and characteristics of the relationships with the significant customers

The Company has a limited number of customers, the main ones being large retail chains in the USA, which specialize in serving a broad public and which offer good quality products at cheap prices, including: Wal-Mart USA, Wal-Mart Canada and T.J. Maxx. The Company maintains long-term relationships with its customers. The relationship between the Company and its significant customers, including Wal-Mart Canada, Wal-Mart USA and T.J. Maxx, are generally arranged in a general standardized agreement, which is prepared unilaterally by the customers, under which purchase orders are made by the customer from the Company. The agreement is for an indeterminate period of time and it does not afford exclusivity to the Company. The agreement will generally include general provisions, which apply to all of the customer's suppliers, for the matter of the customer's relationship with the Company, including basic terms for the performance of the work, product quality terms, compliance with significant legal provisions, responsibility for the quality of the product, responsibility for supplying on time, provisions in respect of second and third rate goods, protection for the customer's intellectual property rights, fines for quality problems, delays in deliveries and so on.

The general agreement with the customer does not include provisions that touch specifically on the customer's relationship with the Company.

The payment terms that the Company's significant customers pay are between 30 to 60 days from the date of supply and the issue of the invoice.

The supply times of the goods to customers are determined in the purchase orders and they vary from order to order, and can range from 60 to 90 days.

The Company's commitments with its customers in the purchase orders are carried out on the basis of a series of products or a product, in accordance with demand from the customer or at the Company's initiative. The work process with the customer generally starts a number of months prior to the date on which the finished goods should reach the shop's shelves. In the initial stages of the process, the product is developed based on the customer's ideas, or at the Company’s initiative which the customer chooses to adopt. In the next stage, the Company prepares sample products until receiving final approval by the customer. After completing the product file, the product file is sent to production in the Company's plants. At the end of the production stage, the products are sent according to the nature determined by the customer and the timetable required. Generally, the distribution of products to the customer’s various shops of is done by the customer.

3.3.6	Dependence on a single customer

The Company is of the opinion that a significant reduction in the volume of the sales to any of its significant customers, which are detailed in section 3.4.2 above would have a significant adverse on the Company's financial results

3.4	Marketing and distribution

The Company markets its products directly to its customers. The Company approaches potential customers and offers them its development and production services or products, which in its opinion are suitable for the potential customer's product range. Moreover, the Company is in close and regular contact with its customers, and places professional and experienced sales staff among its customers, in so far as is possible, and it makes its sales staff available as needed by the customers to deal with the matters that are of interest to them.

The Company is acting to increase its sales to the existing customers, by cooperating with them, presenting collections, presenting design concepts and market analyses to its customers, whilst placing an emphasis on the Company’s competitive advantages and maintaining close relationships with the customers' contact persons. The Company's sales staff operates in Canada and in the United States.

For the most part, the Company manufactures products in accordance with an order and its supplies the products to the Customers' central warehouses, without distributing them to the customers' individual stores. As a rule, the transportation is maritime transportation under FOB2 or FCA3 terms, however sometimes the products are manufactured in the Company’s plants in Canada and are distributed by truck to the customer's warehouses, where the Company is rarely required to provide the products directly to the customer's stores.

The Company is of the opinion that some of the seamless products afford the consumer with added value, which generates the potential for higher profit rates, both for the Company and also for its customers, as well as affording the Company with a marketing advantage over its competitors.

3.5	Backlog of orders

The Company's sales are based on specific orders received by the Company. The Company starts production process soon after receiving the orders, as aforesaid.

Because of the structure of the industry and the method of engagement which is characterized by ad-hoc orders, the Company has an order backlog relating to fairly short periods of 4 to 5 months. Accordingly, in the Company's opinion, the orders backlog does not give a full indication of the level of orders that will actually occur in the course of the year.

The following are details of the distribution of the Company's orders backlog for the coming quarters, in which it is expected that the income will be recognized (in thousands of Dollars):

2	FOB – Free on Board – terms of sale under which the delivery of the goods to the customer takes place on the loading of the goods on board the ship at the seller's port.

3	FCA – Free Carrier – terms of sale

	Orders backlog as of November 20 2010	Orders backlog as of June 30, 2010	Orders backlog as of June 30, 2009
			Actual	expected
First quarter of 2010 (the period from July to September 2009)	-	-	4,393	3,531
Second quarter of 2010 (the period from October to December 2009)	-	-	5,157	4,034
Third quarter of 2010 (the period of January to March 2010)	-	-	(7,397)	683
Fourth quarter of 2010 (the period of April to June 2010)	-	-	7,189	-
Total for the year ended June 30, 2010	-	-	24,136	8,248

First quarter of 2011 (the period from July to September 2010)	7,931	6,315	-	-
Second quarter of 2011 (the period from October to December 2010	11,182	6,316	-	-
Third quarter 2011 (the period from January to March 2011	5,556	549	-	-
Fourth quarter 2011 (the period from April to June 2011)	23	-	-	-
Total for the year ended June 30, 2011	24,274	13,180	-	-

3.6              Competition

3.6.1            General

The Company operates in a field of activities that is considered to be very competitive. The competition in the field in which the Company operates (the manufacture of lingerie for women for large retail chains) centers on four main parameters:  the price of the product, its quality, innovation and the level of customer service. The Company believes that it has a number of advantages compared to its competitors, inter alia, for the following reasons:

3.6.1.1
Product lines that are of a high quality and at competitive prices – the Company provides a wide range of fashion product lines, which combine a competitive price (inter alia, because of the fact that as from 2008 the Company has been making the transition to having its products manufactured by sub-contractors in the Far East, which enables it to reduce the manufacturing costs) with a good level of quality. As aforesaid, the Company’s customers are retail chains that in turn appeal to a broad public and who offer good quality products at a cheap price and therefore considerable importance attaches to the Company's ability to meet the customer's requirements in respect of quality and price.

3.6.1.2
Long-term relations with customers that are leading retail chains – the Company has developed long-term relationships with its customers. Notwithstanding, the Company's agreements with its customers are mostly for short periods and do not include an undertaking for a minimum level of purchases or any purchases whatsoever; the Company maintains business contacts 3.3 above). The familiarity with the customers that has been gained over many years affords the Company an advantage over its competitors with regards to understanding the customer, their organizational culture and their needs as well as the product that the customer expects to receive.

3.6.1.3
The Company’s plants in North America – the Company has a plant and head offices, in Montreal, Canada, which are located relatively close to its customers.

This enables the Company to enjoy all of the advantages of a manufacturer who is considered to be local and accessible to the customer (including the possibility of arriving at the Company’s head office and being a partner in all of the planning and development processes), whereas the actual manufacturing can be executed in the Far East, whilst exploiting the low cost structure in the Far East. The combination that is described above affords the Company an advantage as compared with manufacturers who are not located in North America.

3.6.2
Competitive conditions

As aforesaid, the target markets for the Company’s products are primarily large retail chains in North America, which specialize in the sale of a range of products, including textile products, of a good quality and at low prices.

The economic situation in the target markets is leading to growth for additional retail chains, which are also targeting the mass market and which focus on the ability to offer very basic products at very low prices, such as Family Dollar and Dollar General and those chains may form competition for the Company's customers, although for the most part they offer more basic products that do not constitute direct competition for the Company’s products.

3.6.3
The size of the market, the Company's market share and the names of the significant competitors

In the Company’s opinion, based on its experience in the relevant markets, the size of the retail market for seamless lingerie for women, in the customers and the categories in which the Company operates, is estimated at more than $1 billion a year. In the Company’s opinion, the wholesale market for lingerie for women has increased in recent years and the Company’s market share is less than 1%.

The Company has dozens of competitors in the seamless field of activities, who are local manufacturing companies, primarily in the Far East. The Company’s main competitors in this field are MAS from Sri Lanka, Delta Galil Ltd. From Israel, Gibor Sport from Israel and Sara Lee from Turkey.

3.6.4             The methods of dealing with competition

3.6.4.1
As from 2008 the Company has been transferring part of its manufacturing activities to sub-contractors who are located in the Far East and this has been done in order to reduce the Company’s manufacturing costs in a manner that will enable it to offer competitive prices for its products.

3.6.4.2
The Company manufactures products that combine good quality with a competitive price, inter alia, bases on "seamless" manufacturing technology using Santoni machines. Santoni machines are sophisticated knitting machines, which manufacture a product from yarns that is almost finished. The products are planned down to their details with a division according to the different characteristics of each area of the piece of clothing, and are entirely knitted using Santoni machines.

3.6.4.3
The Company maintains a continuous contact with the customers (which includes visiting the customers) and the provision of service that includes accompanying the customer throughout all of the development stages and up to the supply of the product.

3.6.4.4	The Company keeps stringently to the timetables that have been set by its customers.

3.6.4.5
The Company receives work orders after the requirements of the project have been determined and after it has been verified that it can meet the customer's requirements on the one hand and achieve a profit for the Company on the other hand.

3.6.4.6
The Company focuses on a limited number of customers with which it has had a relationship for many years and with which it is very familiar, where the familiarity with the customer and their needs together with the successful relationship with them over the years constitute an important advantage for the customer over its competitors.

3.6.4.7
The Company is examining the possibility of entering into a commitment with other manufacturers in the "seamless" field in order to create a combination that will enable the Company to offer its various larger production capacity and a lower costs structure. Accordingly, the Company is holding negotiations with Tefron for the transfer of all of the Company's "seamless" activities into Tefron, where after the completion of the transaction Tefron will be able to base itself on the Company's proven managerial ability and the Company’s reputation among customers in North America in order to offer them its services based on Tefron's large production capacity, its advanced technology and its innovation.

3.7                  Production capacity

The products which are sold by the Company are manufactured in its plant in Canada and by the Company's sub-contractors in China and Taiwan. Tefron intends to continue to enter into commitments with those contractors in the production of the current products. It should be mentioned that Tefron intends to continue to engage with these contractors for the production of the present products, as well as to examine the expansion of the volume of work regarding Tefron’s customers using Tefron’s development ability and know-how, but there is no certainty that these engagements will actually be carried out. As of the date of this description, approximately one third of the Company’s products are produced by sub-contractors in the Far East. The Company’s production capacity is calculated in accordance with the Company’s production capacity with the addition of the production capacity of the sub-contractors that the Company works with in the Far East.

The Company’s production capacity through its machinery and the machinery operated by its sub-contractors, stood at approximately 6.1 million products a year in the description period. In practice, the Company exploited a considerable portion of this production capacity and manufactured approximately 4.6 million products, including surpluses. The evaluation of the production capacity that is described above is subject to changes, inter alia, in accordance with the type of products.

The following are additional details in respect of the Company's productive capacity (at the Company's plant in Montreal, Canada):

	Productive capacity (product units p.a.)	Actual production
		Quantity	Proportion of production capacity
The 12 months ended June 30, 2009	4.4 million	3.5 million	80%
The 12 months ended June 30, 2010	3.6 million	2.9million	80%

\
The following are additional details in respect of the Company’s sub-contractors' production capacity:

\
	Productive capacity (product units p.a.)	Actual production
		Quantity	Proportion of production capacity
The 12 months ended June 30, 2009	3.8 million	2.8 million	75%
The 12 months ended June 30, 2010	2.5 million	1.7 million	75%

As of the date of this description, there is no significant change in the Company's productive capacity compared to the productive capacity as of June 30, 2010, as described in the above table. Nevertheless, it should be mentioned that in connection with the described transaction with Tefron, the Company issued dismissal notices to the majority of its employees in Montreal, Canada, and that according to the agreement with Tefron, it intends to completely discontinue its production in Canada in the coming months and to transfer production to Tefron.

The pace of the operations of the knitting department, which forms the first stage of the manufacturing process, is what dictates the pace of production, with the Company adjusting the volume of the activities of the other departments (dying, sewing and packing) to the pace of the operations in the knitting department.

The Company's production capacity through sub-contractors, who supply the Company with finished products, is vast and this is because of the existence of a large number of alternative manufacturers who are dispersed across the Far East. The replacement of a sub-contractor involves the costs and time that are needed in order to identify and train a new sub-contractor.

In the event that there is an increase in the manufacturing needs, the process of entering into commitments with existing and additional sub-contractors and training them requires preparations to be made, including the customer's approval for the new plant as well as the new plant needing to comply with the quality standards that the Company has defined for the quality of the product, deadlines and working conditions. In the Company's opinion, such preparations do not take so much time that they would restrict the possibility of increasing the production capacity.

3.8                  Fixed assets and facilities

The Group has a manufacturing facility and management offices in Montreal, Canada, as well as offices in the United States. The Company is of the opinion that these facilities are in a good operative condition and are properly maintained. In addition, the Company is of the opinion that the operations and facilities meet present government standards in respect of safety, health, and the environment.

The following table summarizes the significant real estate assets that are leased by the Company or owned by it, as of the date of this periodic report:

Country	City	Are in sq. m.	Primary use	Rental / owned	End of lease period
Canada	Montreal	7,000	Manufacturing plant and management offices	Rental (1)	2013
USA	North Carolina	150	Marketing offices	Rental (2)	-

(1)
The rental agreement is renewed every five years. The rental fees in respect of the property stand at approximately $275 thousand a year. As of the time of this description, the Company does not have any indication that it will not be possible to extend the rental agreement. The Company has signed on an agreement with Tefron according to which Nouvelle will sell certain assets to Tefron, including Nouvelle's connections with its customers. In the event that the Company completes the arrangements with Tefron, then it intends to close the plant that is located in Montreal, Canada, and to transfer the manufacturing activities that take place in the plant to Tefron's plant in Israel. It is possible that after the completion of the transaction with Tefron (if and in so far as it is completed), Tefron will of its own initiative continue to lease part of the property in order to use it as offices for the management team in North America, which will be responsible for the operations opposite the customers in North America. At the time of this description the decision relating to this matter has not yet been received at Tefron

(2)
The rental agreement is renewed each month. The rental fees in respect of the property stand at $1,350 a month. As of the time of this description, the Company does not have any indication that it will not be possible to extend the rental agreement.

Equipment

The Company operates approximately 78 ("Seamless") knitting machines (“Santoni”); which are owned by the Company and operated in its plant in Montreal, Canada.

In addition, the Company operates approximately 70 sewing and 4 dying machines, which it owns and which are operated in its plant in Montreal, Canada.

The value of the machinery that is described above, as recorded in the Company's financial statements as of June 30, 2010, is approximately $1,052 thousand.

Tefron has a first right to purchase the equipment from Nouvelle. At the time of this description no decision has yet been made to purchase the equipment from Nouvelle. In this regard it should be mentioned that Tefron has unused production capacity with machinery similar to that of Nouvelle.

3.9                  Research and Development

The Company has a number of creative staff members, who include fashion, textile and graphic designers. These employees are located in the Company’s offices in Canada and are kept up to date regularly in respect of global trends, with an emphasis on what is occurring in North America. The design and development personnel meet with the Company’s customers twice a year and present designs of new products to them on the basis of the trends. The team decides on the final design together with the customers, as well as related matters, such as: knitting, the types of threads and colors.

The development process combines all of the fields of know-how in the Company, including design, manufacture, marketing, development and technology, search, research, methods of development and design, presenting developments to customers and drawing conclusions.

The costs of the development and the design amounted to approximately $967 thousand in the description period and to approximately $758 thousand in the 12 calendar months that ended on June 30, 2009. A grant of approximately $362 thousand was received from the Canadian government in the description period, in respect of the Company's research and development program. This amount was recorded in the financial statements for the year ended June 30, 2010, as a reduction of the development expenses in the Company’s statement of income.

3.10	Intellectual property / intangible assets

3.10.1
General

The Company has know-how in everything connected with the development of products in the fields of its operations and includes, inter alia, information, know-how, data, knowledge, drawings, technical specifications, software, list of potential customers and programs.  The Company protects its intellectual property mainly by engagements in agreements to maintain confidentiality with its employees, suppliers, contractors and customers who are exposed to the confidential information.  The Company has extensive contacts which it has created over the years with many and varied customers and the Company’s operations, ability and name are recognized its customers in North America.

3.10.2
Trademarks

The Company has commercial trademarks that it offers from time to time to its customers, which market the products which bear them.   Some of the Company’s trade markets are well known by the final consumers as trademarks that represent good quality products. Accordingly, the Company’s customers recognize the added value that some of the Company’s trademarks afford and they even explicitly request that the products are to be supplied under those trademarks. All of the Company’s trademarks assist it in the competition opposite other manufacturers.

3.11                    Human capital

3.11.1
As of June 30, 2010, the Company employs 185 employees. In November 2010, as part of the Company's preparations for the transaction that has been signed with Tefron, the Company gave notice in advance of the termination of employee-employer relationships to a major part of the Company's employees in Canada. Tefron intends to approach four or five employees out of the generality of the Company's employees and offer them contracts of employment with Tefron, as detailed in section 3.11.5 below.

3.11.2	The distribution of employees employed in the Company according to field of employment

Division	June 30, 2010	June 30, 2009
Production	153	156
Development & logistics	19	19
Management	10	10
Marketing and sales	3	3
Total	185	188

3.11.3	Distribution of employees according to the countries in which they are employed

Country	June 30, 2010	June 30, 2009
Canada	182	186
United Stated	3	2
Total employees	185	188

3.11.4
Significant changes which have occurred in the number of employees

There have been no significant changes in the number of the Company’s employees over the past two years (as from June 30, 2010). As stated in section 3.12.1 above, in November 2010 the Company gave advance notice of the termination of employee-employer relationships to a major part of the Company's employees in Canada.

3.11.5	Benefits and the nature of employment agreements

The personal contracts of employment that the Company is in the habit of using in order to enter into commitments with its senior employees in Israel and in the United States, arrange the following matters, inter alia: monthly salaries, social benefits such as annual leave, provisions for pension funds and/or managers insurance policies, provisions for further training funds, recuperation pay, sick leave, additional benefits and an annual bonus as a rate that will be determined in accordance with the evaluation of the employee's performance and subject to the  Company’s profitability. Similarly, the Company makes a motor vehicle and a mobile telephone available to the senior employees and it bears all of the costs associated therewith. The Company’s senior employees undertake to maintain absolute confidentiality in all matters that relate to the Company’s business, and not to make use of the confidential information even after their period of employment. The agreements with the Company’s senior employees generally includes a provision according to which each party is entitled to terminate the commitment by giving between 30 and 120 days notice in advance, in accordance with what has been determined between the parties in an agreement. In especial cases, in which the Company is interested in encouraging the employee to stay in their position, the employee is entitled to grants in accordance with the points in time that are detailed in the agreement with them.

If and in so far as the transaction between the Company and Tefron is completed, then Tefron intends to offer a limited number of the Company's employees the opportunity of entering into employment or consultancy agreements with it, in the format that is customary at Tefron, as detailed below: (A) Mr. Willy Liberman, who serves as a senior vice president and the Company's CEO; (B) Three to four other managers who serve in key positions in the marketing and administration fields in the Company (hereinafter: "the key employees").

The terms of employment that Tefron intends to offer the key employees will be in the format that is customary at Tefron in relation to Tefron's senior employees in Israel and in the United States.

3.11.6	Liabilities in respect of the termination of employee-employer relationships

All the Company’s liabilities to its employees and officers have been paid by the Company or fully provided for in its annual audited consolidated financial statements correct as of June 30, 2010. If, and to the extent that the transaction will be completed with Tefron, then the Company will meet all its legal obligations regarding everything relating to the termination of employment between the Company and its employees.

3.12	Raw materials and supplies

3.12.1	The main raw materials

Purchases of raw materials include the purchase of finished goods and ancillary raw materials, which are required in the domestic manufacturing activities, from sub-contractors and suppliers.

3.12.1.1       Raw materials

The raw materials that the Group uses in the production of a range of clothing items that it manufacturers itself are mainly synthetic yarns, and additional materials such as elastic strips, various polymer yarns, various rubber materials, lace work and other textile components, some of which are developed for it by suppliers.

The costs of the raw materials are affected by various factors, inter alia:  (a) The raw materials that the Company purchases are produced mainly from plastic materials and therefore are affected by fluctuations in the price of oil;  (b) The prices of the raw materials that the Company purchases are affected by the cost of the inputs that are needed for their production, including the cost of manpower in the countries where production takes place and the cost of sources of energy;  (c) Varying supply and demand conditions as well as other market factors over which the Company has no influence, which also cause fluctuations in the prices of the raw materials.  During the course of the description period there were no significant changes in the prices of the raw materials.

The prices at which the Company purchases it raw materials are determined in the framework of negotiations that the Company has with suppliers, but its ability to influence the market prices of these raw materials is limited and touches primarily upon the Company’s good name and its good reputation for payment.

The Company purchases the raw materials from a limited number of suppliers and has not encountered any difficulties in obtaining suitable raw materials for manufacturing requirements in the past, except for the need for a waiting period between the time that the order is placed for inventory and the time that it is received. In the Company’s opinion, there is no supplier that dictates the terms in the market.

The Company purchases the raw materials that it needs for the manufacture of its goods only after it has received purchase orders from customers.  Generally, the Company does not hold an inventory of raw materials for a period exceeding 2 months.  For additional details see also section 2.4.6 above.

The ratio of the cost of raw materials to sales was approximately 31 % in the description period.

3.12.1.2       Raw materials which are finished goods

The cost of purchasing finished clothing products from sub-contractors in the Far East are affected by the various demands made by the customer such as:  The raw materials from which the final product is made, the qualities of the final product and the supply dates.  There are alternative suppliers of finished clothing products, both in the Far East and in other countries.  The Company is not aware of suppliers / sub-contractors who dictate market conditions.

The Company is permanently examining the economic feasibility of production in other countries, including through sub-contractors.   In this connection it should be noted that when examining production sites, the Company takes into account additional considerations such as:  the security situation, the country’s stability, free trade and customs agreements, as detailed in sections 2.4.8 and 2.4.9 above.

The process of the engagement with existing and additional sub-contractors and training them requires preparations to be made, including the final customer's approval for the new plant as well as the new plant needing to comply with the quality standards that the Company has defined for the quality of the product, deadlines and working conditions. In the Company's opinion, such preparations do not take so much time that they would restrict the possibility of increasing the production capacity (between three to four months).

3.12.2               Forms of engagements with suppliers

The Company has contacts with a small number of suppliers, most of whom by means of the routine settlement of accounts.  Generally, as is customary in the industry, the Company does not engage with these suppliers in agreements, apart from the orders themselves.

 Some of the suppliers that serve the Company are dictated by its customers.

3.12.3               Dependence on suppliers and the products for which there is a dependence on suppliers.

The Company is not dependent on the various suppliers or sub-contractors of raw materials and of finished products and this is the result of the existence of many alternative suppliers and plants in the Far East and in additional locations where the transition to producing through them does not result in significant additions to production costs.  At the same time, the process of locating a suitable supplier or sub-contractor who meets the standards of the Company or of the final customer takes time and is likely to extend for a number of months until locating the suitable supplier or sub-contractor, and this often also involves the costs that are connected with the training, adapting and approval of the sub-contractor and the new plant.

The Company is dependent on “Santoni”. This manufacturer is the main supplier of the knitting machines that the Company uses in its operations. Should this supplier not be able to meet the Company’s demands for additional machines and the maintenance of the existing machines, this would harm the Company’s production capacity and as a result its ability to meet the rate of customers’ orders. On the date of this description, the Company is not required to increase the number of Santoni machines that it maintains.

3.13                 Working capital

3.13.1               The policy for holding an inventory of raw materials

The main raw materials which the Company uses are synthetic yarns and other textile components.  Most of the raw materials are purchased by the Company in parallel to the receipt of the production orders from customers and therefore the Company is not in the habit of maintaining an inventory of raw materials for long periods of time (for the most part the Company holds inventory of raw materials for just two months).  The Company holds an insignificant volume of raw materials. During the description period and the equivalent period in the prior year the Company did not record exceptional write-downs of inventory.

3.13.2               The policy for holding an inventory of finished goods

The Company manufacturers most of its products in accordance with orders received in advance and therefore it does not generally hold an inventory of finished goods over and above the quantity required for valid orders.  The average supply time for the Company’s products is 45-90 days from the date of the receipt of the order.  The inventory stood at an average level of 48 days during the period of 12 calendar months ended June 30, 2010, compared to 55 average inventory days during the equivalent period in the previous year. This average difference of 7 days reflects differences in the sales mix, as during the year of the description products were produced whose period of production was shorter than in the equivalent period ion the previous year.

3.13.3               The policy for the return of goods

The agreements with the customers do not relate to the possibility that the customer will return products to the Company, however, some of the agreements with the customers do relate to the case of the supply of faulty goods to the customer, in which case the customer has the right to deduct approximately 0.5% of the overall amount that they are to pay for the products that have been supplied to them. In practice, the number of cases in which the customers have sought to deduct amounts in respect of the supply of faulty goods is immaterial. During the description period an insignificant number of goods, with an insignificant value, were returned.

3.13.4               Credit policies

The following are details of the balance of the credit and average credit days of the Company’s customers and suppliers (in thousands of Dollars):

	June 30, 2010		June 30, 2009
Average daily credit	Extent of the credit	Average daily credit	Extent of the credit	Average daily credit
Customers	5,460	84	5,307	74
Suppliers	1,034	17	810	13

During the period of the description there was an increase of $180 thousand in the level of credit to customers and an increase of an average of 12 credit days granted to customers. The increase is explained by the sales mix to customers with longer credit during the period of the description on average compared to the sales mix during the equivalent period.

The increase in the level of suppliers’ credit during the period of description derived from an increase in the average level of operations in the quarter ended September 30, 2010, compared to the quarter during the equivalent period. This increase leads to an investment in working capital and accordingly to an increase in the suppliers' credit volume even before the start of the quarter. Nouvelle's financial statements for the period of three months ended September 30, 2010 and the Board of Directors' Report for the same period are attached as appendices B2 and C2 to the Immediate Report to which this description is its appendix.The increase in the level of suppliers’ credit by an average of 4 credit days during the period of the description compared to the equivalent period in the previous year is not significant and expresses changes in the purchase mix from various suppliers.

There is a difference between the length of time that the Company has to finance the manufacturing process and the supply of the goods to its customers between the products that are manufactured in the Far East and those that are manufactured in Canada, as follows:

A.
Where the products are manufactured for the Company in the Far East – the period is approximately 60 to 75 days (from the time of the payment for the raw materials and the financing of the manufacturing process to the time that payment is collected from the customer).

B.	Where the products are manufactured by the Company in Canada, the period is approximately 45 to 60 days.

This gap derives from the fact that the payment to the suppliers in the Far East is on a cash basis (when the products are transferred to the carrier).

3.14                     Investments

The Company invested approximately $360 thousand in equipment in the year 2010, primarily in machinery, and in the year 2009 investments of approximately $600 thousand, mainly 18 knitting and sewing machines (new and used). In this context will be mentioned that Tefron has an unused production capacity of machinery, including similar machinery to the Company.

3.15	Financing

The Company's operations are financed with its own shareholders' equity that has been invested in the Company by its shareholders, bank credit and credit from suppliers. The Company's credit facility stood at approximately $4.3 million, of which approximately $3.6 million has been exploited. The Company does not have any difficulty in receiving credit from the bank and as of the date of this description it has no need for additional credit.

3.15.1	Loans – The amounts of the loans and the average rate of interest as of June 30, 2010 (in thousands of Dollars)

	Short-term credit *		Long-term loans
	Amount in Dollars	Average rate of interest	Amount in Dollars	Average rate of interest
Banking sources	356	Prime + 0.85%	-	-
Non banking sources	1,034	0%	-	-

*	Short-term credit from banks including short-term loans for up to one year and overdrafts on the Company's bank accounts, which are in accordance with the credit facilities.

As of June 30, the working facilities on the current account in Dollars amounted to approximately $4,280 thousand. This facility includes short-term loans, documentary credits and guarantees. The Company only exploits this facility in order to take up short-term loans in accordance with its needs on a day to day basis. The interest rate for this credit is Prime + 0.85% a year, equivalent to approximately 4.6% a year.

As of June 30, 2010, the Company utilizes approximately $0.4 million of these facilities.

3.15.2              Restrictions that apply to the Corporation in respect of the receipt of credit

The restrictions that applied to the Company are irrelevant to Tefron. This activity is financed by Tefron's operating facility opposite its accompanying banks, subject to the restrictions that apply to it.

3.15.3	The Corporation's evaluation regarding the need to raise sources of finance

The Company finances its operations from the cash flows that are generated from its operating activities, and where necessary it makes use of part of the banking credit facility that has been made available to it. As of the time of this description, and based on the Company’s internal evaluations in respect of the volume of the sales in the period of 12 months ending on June 30, 2011, the Company is not expected to need significant additional credit over and above the credit facility that it has today, in an amount of approximately $4.3 million.

3.16	Taxation

The Company's taxation is irrelevant to the Company’s activities that are being acquired by Tefron. The activities that are being acquired will be taxed in accordance with the tax laws that apply to Tefron and its subsidiary companies.

3.17	Restrictions and supervision over the Corporation's operations

3.17.1	Operations are subject to specific laws

The Company is in compliance with the requirements of the significant laws that apply to it in the various countries in which it operates. Moreover, the Company has all of the licenses that are required in connection with the Company's operations and it is in compliance with all of the significant tests that appear in the terms of those licenses. The Company's operations are subject to complying with various laws of Canada. Because the Company was incorporated in Canada and its management offices and some of its plants are located in Canada, and it is also in compliance with the provisions of the laws applying to the Company's operations in the countries in which it manufacturers by itself or through sub-contractors (Canada, China and Taiwan) and in countries to which the Company markets its products (The United States and Canada).

3.17.2              Quality control

The Company must meet customers' requirements in the field of quality control, safety and hygiene, terms of employment for its employees, commercial ethics, avoiding the use of dangerous materials and so on.

The Company's products are put together in accordance with engineering documentation and their quality is examined by employees who have undergone training and have been authorized for that purpose. The Company's sub-contractors supply the completed products and/or components manufactured by them to the Company, while ensuring the quality that is required.

3.17.3	For additional details see section 3.18 above (restrictions, legislation, standards and especial constraints applying to the field of activities).

3.18                Significant agreements

The Company does not have significant agreements. However, the Company is connected in the number of master agreements with its important customers as detailed in clause 3.3.5 above, which do not include undertakings for minimum purchases.

3.19                Legal proceedings

The Company is not involved in any significant legal proceedings.

3.20	Targets and business strategies

The remarks in this clause below reflect the Company’s opinion on the date of this description. On completing the transaction with Tefron, the subject of the Immediate Report to which this Appendix is attached, the Company’s business strategy is expected to be re-examined in the framework of Tefron’s total business strategy. Therefore, the following is subject to adjustments and changes as a result of such re-examination.

3.20.1	The Company examines its targets and business strategies from time to time. As a rule, the Company's business strategy is as follows:

3.20.1.1
Focusing on a relatively limited number of customers who have the potential to make large purchases from the Company and continuing to strengthen its connections with those customers, which are primarily large retail chains that operate in North America and which offer their customers good quality products at cheap prices.

3.20.1.2	Increasing the volume of the Company's sales.

3.20.1.3
The transfer of the Company’s manufacturing activities from the Company’s plant in Montreal, Canada, to sub-contractors who are located in the Far East in order to reduce the Company’s manufacturing costs in a manner that will enable it to continue to offer competitive prices for its products and to compete successfully with the other manufacturers who operate in countries in which there are low manufacturing costs.

3.20.1.4
Placing an emphasis on the quality of the service that the Company offers its customers in four main aspects: (A) Accessibility for the customer; (B) meeting short supply lead times; (C) good quality products and (D) low prices.

3.20.1.5
Using the know-how and the reputation that have been built up and the resources that are available to it to increase the scale of its activities and to increase its profits, whilst ensuring a perpetual improvement in the quality of its products.

3.20.2	In order to realize the strategy, the Company is operating as detailed in section 3.7.4 above.

3.20.3
The advantage of the Company’s strategy derives from the fact that the Company is focusing on customers that have the potential to make very large purchases from the Company, with whom the Company has had business relationships for many years, and where the volume of the Company's business with them has been growing each year. The disadvantage of the said strategy is the dependency that the Company could have on a relatively small number of customers, where each customer could have a significant impact on the volume of the Company's sales. Despite the aforesaid, the Company is of the opinion that the risk that is involved in the said strategy is limited, since the Company is completing the transition to manufacturing through sub-contractors, which reduces the Company's costs structure and affords it considerable flexibility in responding to changes in the volume of sales, whilst reducing its costs structure and maintaining its profitability rate. Another disadvantage that the Company's strategy may have is in respect of the customers standing by their commitments to make payments to the Company in respect of the orders that the Company supplies them with.

3.21	Expectations in respect of developments in the coming year

Prior to the engagement in agreements with Tefron, as detailed in the Immediate Report of which this description is its appendix, the Company examined the possibility of entering into commitments with other manufacturers in the "seamless" field in order to create combination that will enable the Company to offer its various customers a larger production capacity and a lower costs structure. Nevertheless, in the framework of the commitments in the agreements with Tefron, the Company undertook not to compete with Tefron for a period of five years from the date of the signature, subject to certain exceptions, as detailed in the Immediate Report of which this description is its appendix.

3.22	Discussion of risk factors

3.22.1	Macro economic risk factors

3.23.1.1	The economic situation in target markets

A worsening of the global economic crisis and recession and a reduction in the level of consumption could significantly harm the Company's sales and to cause it to incur losses.

In addition, a worsening of the economic crisis and the shortage of credit in the target markets could cause a delay in the payment dates of the Company's customers and place a burden on the Company's cash flows.

The Company's' difficulties in the target markets could even put them commercial cooperation of the Company's customers, or some of them, at risk and leave the Company without the ability to collect their debts after already supplying their orders. In general, the Company does not demand collateral for executing orders to customers. Should any of the Company’s significant customers not pay their debts to the Company, this could have a significant negative impact on the Company.

3.22.1.2	The economic political and security situation in countries where manufacturing takes place

Economic difficulties, a lack of political stability, security problems and hostilities against foreigners in general, and against Jews in particular, in those countries where the Company manufactures could disrupt the ordinary course of business the Company's suppliers and its sub-contractors, and as a result impair the Company's productive capacity.

3.22.1.3	An increase in the cost purchasing finished products or production services

The Company purchases and manufactures some of the products that it sells from subcontractors in countries in the Far East. Should there be an increase in costs as a result of an increase in the cost of labor and related manufacturing costs, the strengthening of the local currencies against the US Dollar, in which most of the Company's sales are made, or for any other reason, the Company's level of profitability in respect of the products that are purchased from sub-contractors could be impaired.

3.22.1.4	Fluctuations in the exchange rates

Since the Company operates in a number of countries, it is exposed to risks resulting from changes in the exchange rates of the various currencies, which is likely to have an effect on the results of the Company’s operations and mainly due to fluctuations in the rates of exchange of the Canadian Dollar against the US Dollar, as the Company’s manufacturing operations are carried out mainly in Canada and the Far East in Canadian Dollars and US Dollars, while its sales are mainly in the US in US Dollars. For details see clause 2.2.3 above. Consequently, devaluation in the rate of the US Dollar compared to the Canadian Dollar detrimentally affects the results of the Company’s operations.

When analyzing the effects of fluctuations in the above rates of exchange, one must distinguish between the Company’s functional currency, which is the Canadian Dollar and the reporting currency, which is the US Dollar. An analysis of the above-mentioned effects relate to the effects of fluctuations in the rates of exchange of the functional currency.

78% of the Company's revenues during the period of the description were received in US Dollars and 22% in Canadian Dollars. As a result of the strengthening of the average exchange rate of the Canadian Dollar against the US Dollar by about 10.6% during the period of the description compared to the equivalent period in the previous year, the Company’s profitability was eroded by about $900 thousand.

3.22.1.5	Free trade agreements

The Company as well as other companies in the clothing products industry benefits from free trade agreements between Canada and the United States. The trade agreements enable the Company as well as other companies in the clothing industry to sell their products that are manufactured Canada and the United States with an exemption from customs duties.

If additional countries were to sign on free trade agreements with the United States which would lead to a reduction/cancellation of the customs duties on imports from these countries, then competition in the branch would increase in a manner that could have an impact on the volume of the Company’s sales and on its profitability

For additional details, see section 2.4.8 above.

3.22.2            Branch related risk factors

3.22.2.1	Competition

It is possible that the Company will be unable to deal with the competition by various manufacturers that have economic, geographic and other advantages over the Company. The Company competes directly with a number of clothing manufacturers who enjoy reduced manufacturing costs as a result of economies of scale and cheaper manpower and which have greater economic and/or marketing resources. Increasing competition by competitors could to lead to pressures to reduce prices or to a loss of market share, and as a result detrimentally affect the Company's revenues and profitability. There is no certainty that the Company will be successful in dealing with the competition from existing competitors or new competitors.

3.22.2.2	The cancellation of import quotas on textile products

As from January 1, 2009, the quantitative quotas on the import of textile products into the United States have been removed.  The removal of the quantitative quotas on imports increase competition in that market and causes an additional erosion in the selling prices of the Company's products, as well as a consequential additional erosion in profitability. Furthermore, the removal of quantitative quotas on imports has eliminated a significant advantage that the Company had over some of its competitors. In the past, restrictions were placed on the quantities that competitors from countries in the East were permitted for export to the United States.

3.22.2.3	Changes in fashion preferences

The clothing industry is subject to changes in customers' fashion preferences. The Company’s rate of sales could decline if   the Company and/or its customers err in forecasting current fashions and the price that the consumers are prepared to pay for the Company's/ the customers' products. Therefore, the Company's success depends, partially, on its ability to design and manufacture products that will appeal to its customers and consumers and fit in with the changes in fashion trends. If the Company and its customers err in their evaluation of the fashion trends that the Company will be exposed to a reduction in the orders received from customers or to a demand to lower the price of the products, which might have an adverse affect on the Company.

3.22.2.4           Changes in the costs of raw materials and freight prices

The Company does not have any control over changes in the price of the raw materials that it uses or over changes in the prices of haulage. An increase in the cost of raw materials and/or of transport could have a negative impact on the Company's profitability. The main raw materials that the Company uses for the manufacture of its products are yarns that are made from synthetic materials. To a considerable extent, the Company's financial results are dependent on the cost and availability of raw materials.

The prices of the raw materials as well as the freight prices are not stable in the light of varying supply and demand and other market factors over which the Company has no control. It is possible that the Company will not be able to transfer the increase in costs to its customers. This situation could detrimentally affect the Company's profitability and its financial position.

3.22.2.5	Regulatory developments

Since the Company operates in the international market, it is exposed to changes in foreign law, export restrictions, protective customs duties, trade barriers, changes in tax laws, difficulties in taking on suitable personnel and managing international operations, social, political and economic changes as well as other risks that are inherent in international business operations, each of which could significantly affect the Company's financial results.

3.22.2.6	Political, security and economic condition in the countries in which the Company operates

The political, security and economic condition in the countries in which the Company operates, which include Canada, the United States, China and Taiwan  could affect the Company's operations, and therefore its financial results.

3.22.3	Risk factors that are particular to the Company

                        3.22.3.1           Dependence on key customers

Approximately 75% of the Company's revenues during the period of the description are attributable to five large customers (including T.J. Maxx, Wal-Mart Canada, Wal-Mart USA and Shear Enterprises LLC) (hereinafter: "key customers"). The Company's agreements with its customers, including the key customers, are short-term agreements and do not include an undertaking to make minimum purchases. It is possible that the Company's key customers will chose in the future not to purchase the Company's products in the same quantities or under the same conditions as they did in the past. Any reduction in purchases by these key customers or any other significant customer or a change for the worse in the sale terms for these customers or a change for the worse in the financial situation of these customers, as aforesaid, could detrimentally affect the level of the Company's sales and as a result the Company's financial results

An additional aspect of the Company's dependence on its key customers is in matters relating to the key customers meeting their undertakings to pay the Company for orders that the Company supplies to them. In general, the Company does not require any guarantees whatsoever from key customers against the orders that the Company's supplies to them. Where any of the key customers not to meet their commitments to the Company, as aforesaid, this could adversely affect the Company's revenues and as a result the Company's financial results.

3.22.3.2           Direct engagement by retailers with manufacturers in the Far East

There are large retailers who try to bypass companies which design and develop private lingerie brands and to engage directly with the manufacturing plants, with the objective that these plants will manufacture products for them. The Company is of the opinion that this phenomenon will occur amongst the basic products earmarked for the general market, such as the Company’s products, in which the element of design is less significant. The Company's sales could be detrimentally affected in the vent that this phenomenon continues to increase.

3.22.3.3           A reduction in the market share of the Company's customers

The level of the Company's sales could be harmed in the event that the Company's customers do not successfully compete in the competitive markets in which they operate. Should the rate of sales of a significant customer decline for any reason, whether it has a connection with the Company and its products or not, the rate of the Company's sales to such a customer is also liable to decline.

3.22.3.4           Non-compliance with deadlines or a reduced costs structure

In order to maintain the Company’s competitive ability and to strengthen it, the Company is required to supply its products whilst meeting demanding deadlines on the part of the customers. Moreover, in order to cope with price pressures and with global economic conditions, the Company is required to reduce its manufacturing costs, including by means of moving production to countries in the Far East.

In addition, in the event that the Company is unable to comply with the deadlines set by its customers or is unable to offer competitive prices over time, this could impair the Company's reputation and cause orders and projects to be diverted to the Company’s competitors.

3.22.3.5           Dependence on the supplier of the production machinery

The Company purchases the knitting machines that it uses from one single supplier ("Santoni"). If and in so far as that supplier were not able to meet the Company's requirements for additional machinery and the maintenance of the existing machinery, this could adversely affect the Company's production capacity and as a result its ability to meet the pace of its customer's orders.

3.22.3.6            The Company's plant in Montreal

The Company’s manufacturing activity is carried on, inter alia, in the Company's plant in Montreal, Canada, in which there is machinery that is specifically for that activity (except for the equipment that is held by the Company’s sub-contractors). In circumstances in which the Company is prevented from operating its plant in Montreal, Canada, for whatever reason this would impair the Company’s ability to manufacture in a manner that would have an adverse affect on the Company's financial results.

3.22.3.7           Protection of intellectual property

The Company's success is due, inter alia, to its developments and inventions and its trade marks. Some of the Company's sub-contractors and the suppliers of its machines are exposed to the said developments and inventions and it is not possible ensure that these developments and inventions will not be obtained by its competitors.

If these development and inventions were to become known by the Company's competitors, it could reduce the level of the Company's sales and profitability.

3.22.3.8           Competition from former employees of the Company

The Company's commercial secrets are known to past and present Company's employees. Should the Company's employees utilize the commercial secrets while violating their undertaking of non-competition and confidentiality, this could impair the Company's financial results, its advantages over its competitors as well as its contacts with suppliers and customers.

3.22.4	The following is the Company's evaluations in respect of the extent of the impact of the risk factors on the Company

Extent of the impact of the risk factors on the Company
	Large effect	Intermediate effect	Little effect
Macro risks
The economic situation in the target markets		X
The economic, political and security condition in the manufacturing countries	X
An increase in the cost of purchasing finished products or manufacturing services	X
Fluctuations in the exchange rates	X
Free trade agreements		X

Sector-wide risk factors
Competition		X
The Cancellation of import quotas for textile products			X
Changes in fashion preferences			X
Changes in the costs of raw materials and transport prices	X
Regulatory developments	X
The political, economic and security situation in countries in which the Company operates	X

Extent of the impact of the risk factors on the Company
	Large effect	Intermediate effect	Little effect
Risk factors that are particular to the Company
Dependence on key customers	X
Direct arrangements between retailers and manufacturers in the Far East			X
A reduction in the market share of the Company's customers		X
Not meeting with deadlines or a reduced costs structure			X
Dependence on suppliers of manufacturing machinery			X
The Company’s plant in Montreal Canada	X
Protection of intellectual property		X
Competition by former employees of the Company			X

Appendix C

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009
(Expressed in United States dollars)

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.

Table of contents

INDEPENDENT AUDITOR’S REPORT

To the Shareholder of
Intimes Nouvelle Seamless Inc.
Nouvelle Seamless Intimates Inc.

We have audited the accompanying consolidated financial statements of Intimes Nouvelle Seamless Inc./ Nouvelle Seamless Intimates Inc. and its subsidiary, which comprise the consolidated statement of financial position as at June 30, 2010, and the consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

Perreault, Wolman, Grzywacz & Cie est un membre /reprיsentant de Nexia International, un rיseau mondial de cabinets indיpendants d ’experts - comptables et de consultants.	Perreault, Wolman, Grzywacz & Co. is a member /representative of Nexia International, a worldwide network of independent accounting and consulting firms.

  1

Independent Auditor’s Report  (cont’d)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intimes Nouvelle Seamless Inc. / Nouvelle Seamless Intimates Inc. and its subsidiary as at June 30, 2010, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.

We consent to the inclusion of this report with the filing of the disclosure document regarding the shareholders meeting of Tefron Ltd..

Montreal, Quebec
Chartered Accountants
November 23, 2010

2

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
(Expressed in United States dollars)

Company Information

Offices held by directors	Aron Lieberman, President

Willy Lieberman, Secretary Treasurer

Registered office and principal place of business	9500 Meilleur Street, Suite 400 Montreal, Quebec H2N 2B7

Principal bankers	Royal Bank of Canada Main Branch 1 Place Ville-Marie, Ground Floor Montreal, Quebec H3C 3B5

Auditors	Perreault, Wolman, Grzywacz & Co. 5250 Ferrier Street, Suite 814 Montreal, Quebec H4P 2N7

Lawyers	Hilberger & Associates 1 Westmount Square, Suite 939 Westmount, Quebec H3Z 2P9

3

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated statements of comprehensive income
Year ended June 30, 2010
(Expressed in United States dollars)

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008

REVENUE	$24,015,103	$25,983,224	$17,117,321

COST OF SALES (Notes 15 and 16)	22,605,839	22,102,905	13,786,203

GROSS PROFIT	1,409,264	3,880,319	3,331,118

EXPENSES
Selling	1,648,481	1,480,489	1,134,527
Administrative	1,337,844	1,176,665	1,081,317
Finance costs	91,106	83,956	444

	3,077,431	2,741,110	2,216,288

OTHER INCOME
Interest income	–	690	3,850

INCOME (LOSS) BEFORE INCOME TAXES	(1,668,167)	1,139,899	1,118,680

INCOME TAXES EXPENSE (RECOVERY)
Current (Note 17)	10,073	258,602	382,437
Deferred (Note 17)	(566,806)	94,727	4,873

	(556,733)	353,329	387,310

PROFIT (LOSS)	(1,111,434)	786,570	731,370

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences on translating foreign operations	(7,940)	342	(222)

COMPREHENSIVE INCOME (LOSS)	$(1,119,374)	$786,912	$731,148

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(1,111.43)	$786.57	$731.37

See accompanying notes to the consolidated financial statements.

4

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated statements of financial position
As at June 30, 2010 and 2009
(Expressed in United States dollars)

	June 30,	June 30,
	2010	2009

ASSETS
CURRENT
Trade and other receivables (Note 5)	$5,430,824	$5,319,077
Inventories (Note 6)	1,988,398	2,402,549
Income taxes recoverable	71,822	–
Prepaid expenses	46,113	35,861

	7,537,157	7,757,487

NON-CURRENT ASSETS
Property, plant and equipment (Note 7)	1,192,608	1,273,242
Intangible assets (Note 8)	4,245	12,486
Loan receivable - employee (Note 9)	9,393	8,598
Deferred income taxes	513,295	–

	$9,256,698	$9,051,813

LIABILITIES
CURRENT
Bank overdraft (Notes 10, 11)	$350,990	$295,983
Bank loan (Note 10)	3,150,132	687,575
Trade and other payables (Note 12)	1,642,560	1,298,040
Income taxes	–	54,574
Client deposits	120,296	–

	5,263,978	2,336,172

NON-CURRENT LIABILITIES
Loan payable, parent company (Note 13)	–	2,000,000
Deferred income taxes	–	48,984

	5,263,978	4,385,156

EQUITY
Issued capital (Note 14)	2,000	2,000
Currency translation adjustment	549,966	112,469
Retained earnings	3,440,754	4,552,188

	3,992,720	4,666,657

	$9,256,698	$9,051,813

See accompanying notes to the consolidated financial statements.

Approved and Authorized for issue by the Board on November 23, 2010

Aron Lieberman, Director	Willy Lieberman, Director

5

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated statement of changes in equity
Year ended June 30, 2010
(Expressed in United States dollars, except number of shares)

			Currency
	Issued capital		translation	Retained
	shares	amount	adjustment	earnings	Equity

BALANCE, July 1, 2007	5,001,000	$2,000	$673,906	3,034,248	$3,710,154

COMPREHENSIVE INCOME	–	–	(222)	731,370	731,148
TRANSLATION DIFFERENCE	–	–	(15,692)	–	(15,692)

BALANCE, June 30, 2008	5,001,000	2,000	657,992	3,765,618	4,425,610

COMPREHENSIVE INCOME	–	–	342	786,570	786,912
TRANSLATION DIFFERENCE	–	–	(545,865)	–	(545,865)

BALANCE, June 30, 2009	5,001,000	2,000	112,469	4,552,188	4,666,657

COMPREHENSIVE LOSS	–	–	(7,940)	(1,111,434)	(1,119,374)
TRANSLATION DIFFERENCE	–	–	445,437	–	445,437

BALANCE, June 30, 2010	5,001,000	$2,000	$549,966	$3,440,754	$3,992,720

See accompanying notes to the consolidated financial statements.

6

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated statements of cash flows
Year ended June 30, 2010
(Expressed in United States dollars)

	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,
	2010	2009	2008

OPERATING ACTIVITIES
Profit (loss)	$(1,119,374)	$786,912	$731,148
Adjustments to net profit for non -cash items
Depreciation	512,534	532,215	537,027
Amortization of intangible assets	13,192	11,095	11,405
Loss (gain) on disposal of property, plant and equipment	(19,351)	(1,478)	8,802
Deferred income taxes	(566,806)	94,727	4,873
Foreign exchange translation	(230,762)	(14,578)	19,870
Net changes in non -cash working capital items
Trade and other receivables	383,129	(1,852,416)	(444,252)
Inventories	641,642	8,103	(525,927)
Income taxes	(132,561)	(33,895)	(216,323)
Prepaid expenses	(6,997)	(26,194)	34,945
Trade and other payables	226,457	(141,800)	(54,886)
Client deposits	121,322	–	–

Net operating cash flows	(177,575)	(637,309)	106,682

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(365,857)	(598,922)	(948,796)
Proceeds from disposal of property, plant and equipment	72,684	19,285	24,859
Intangible asset expenditures	(3,717)	(2,699)	(34,217)

Net investing cash flows	(296,890)	(582,336)	(958,154)

FINANCING ACTIVITIES
Increase (decrease) in bank loan	2,419,458	(1,140,267)	1,744,841
Proceeds from (repayment of) loan, parent company	(2,000,000)	2,000,000	(656,660)
Repayment of loan, company controlled by a director	–	–	(140,713)

Net financing cash flows	419,458	859,733	947,467

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(55,007)	(359,912)	95,995

CASH (DEFICIENCY), BEGINNING OF YEAR	(295,983)	63,929	(32,066)

CASH (DEFICIENCY), END OF YEAR	$(350,990)	$(295,983)	$63,929

See accompanying notes to the consolidated financial statements.

7

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

1.	DESCRIPTION OF THE BUSINESS AND CORPORATE INFORMATION

Intimes Nouvelle Seamless Inc. / Nouvelle Seamless Intimates Inc. (“the Company”) is incorporated under Part 1A of the Quebec Companies Act and is domiciled in the Province of Quebec, Canada.

The Company’s principal activity is the manufacture, import and distribution of ladies high tech undergarments in North America.

The Company operates as one business segment being its principle activity.

2.	BASIS OF PREPARATION

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting  estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years are discussed in Note 3.

8

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared under the historical cost convention. The Group’s principal accounting policies are outlined below:

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entity controlled by the Company (its subsidiary). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiary are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the consolidated income statements.

Presentation currency

The Company’s presentation currency is the United States dollar (“$”). The functional currency of the Company is the Canadian Dollar and the functional currency of its subsidiary is the United States dollar. Prior to consolidation, the Company’s financial statements have been translated to the United States dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

This standard requires that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).

All resulting translation differences are reported as a separate component of shareholders’ equity titled “Translation difference”.

Forward contracts

The Group periodically enters into forward contracts with its banker to partially hedge the effects of foreign currency fluctuations. The Group does not enter into derivatives for speculative purposes.

9

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Recognition of revenue

Revenue comprises the fair value of the consideration receivable for services provided by the Group in its normal course of business. Revenue is recognized at the point that the Group has earned this right to consideration through its performance under a contract. Revenue is not recognized unless it is probable that the economic benefits associated with the revenue transaction will flow to the Group and the amount of revenue and associated costs incurred in respect of the relevant transaction can be reliably measured.

	(i)	Sale of goods

Revenue from sales is recognized when all of the following conditions are satisfied:

		●	the specific risks and rewards of ownership have been transferred to the purchaser;

		●	the Group does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

		●	the amount of revenue can be measured reliably;

		●	it is probable that the economic benefits associated with the transaction will flow to the Group; and

		●	the costs incurred or to be incurred in respect of the sale can be measured reliably.

	(ii)	Interest income

Interest income is recognized in the income statement as it accrues, using the effective interest method.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method.

10

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Group does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The Group has no outstanding stock options or warrants.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Group’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in profit such as foreign currency gains or losses related to the translation of the subsidiary. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

11

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are initially recognized at cost. As well as the purchase price, cost includes directly attributable costs. The Group recognizes in the carrying amount of an item of property, plant and equipment the costs of improvements and repairs that extend the useful lives of the assets or increase their revenue generating capacity. Repairs and maintenance expenditures that do not meet this criteria for capitalization are recognized in the income statement as an expense is incurred.

The Group regularly reviews its property, plant and equipment to eliminate obsolete items.

The gain or loss arising on a sale or disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of comprehensive income.

At the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets. If any such indication of impairment exists, the Group makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators. Where an impairment loss subsequently reverses, the carrying amount of the asset cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the cash generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

Intangible assets

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of four years.

12

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

(i) Pension

The Group does not operate a pension plan, but it does make defined contributions to the statutory pension fund for employees in Canada. Obligations for contributions to the statutory pension fund are recognised as an expense in the statement of comprehensive income as incurred.

(ii) Vacation pay

Employee entitlements to annual leave are recognized as they are earned by the employees. A provision, stated at current cost, is made for the estimated liability at period end.

Inventories

Inventories are stated at the lower of cost and estimated selling price less costs to complete and sell. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises packaging costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). At the end of each reporting period, inventories are assessed for impairment. If inventory is impaired, the carrying amount is reduced to its selling price less costs to complete and sell; the impairment loss is recognised immediately in the statement of comprehensive income.

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

(i) Determination of functional currency

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, management determined that the functional currencies of Nouvelle Seamless Intimates Inc. and its subsidiary are the Canadian dollar and United States dollar, respectively.

(ii) Depreciation rates

Depreciation is based on the useful economic life using the following methods and rates per annum:

Equipment	30% Reducing balance
Computer equipment	30% Reducing balance
Furniture and fixtures	20% Reducing balance
Leasehold improvements	5 years Straight-line over the term of the lease

13

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2010 reporting period. The following standards are assessed not to have any impact on the Group’s financial statements:

●	IAS 24	Related Party Disclosure: effective for accounting periods commencing on or after January 1st, 2011;

●	IAS 32	Amendment for Classification of Rights Issues: effective for accounting periods commencing on or after February 1st, 2010;

●	IFRS 9	Financial Instruments: effective for accounting periods commencing on or after January 1st, 2013;

●	IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1st, 2010;

Trade and other receivables

Trade and other receivables are carried at amortized cost using the effective interest method. Gains and losses are recognised in income when the trade and other receivables are derecognised or impaired, as well as through the amortization process.

Research and development

The Group annually incurs costs on activities that relate to research and development of new products. Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

The Group qualifies for recovering the research and development expenses through Research and Development tax credits from both federal and provincial governments.

Trade and other payables

Trade and other payables are recognized at amortized cost.

Client deposits

Client deposits are recognized at amortized cost.

14

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Issued capital

Issued capital is stated by the Group as the total amounts received in consideration for issued and paid shares.

Leases

All of the Group’s leases are operating leases. Operating lease payments are expensed on a straight-line basis over the term of the relevant lease.

Segmental information

A segment is a distinguishable component of the Group that is engaged in providing services in a particular business sector (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has one reporting segment which is that of its principal activity.

4.	SUBSIDIARY

Details on the Company’s subsidiary are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	June 30, 2010	June 30, 2009	June 30, 2008

Nouvelle Seamless USA, Inc.	Selling	U.S.A.	100%	100%	100%

5.	TRADE AND OTHER RECEIVABLES

	2010	2009

Trade accounts receivable	$5,460,512	$5,307,133
Sales tax receivable	–	5,524
Sundry receivable	1,631	6,420
Allowance for doubtful accounts	(31,319)	–

	$5,430,824	$5,319,077

15

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

6.	INVENTORIES

	2010	2009

Raw materials	$220,841	$935,191
Work in process	715,656	452,635
Finished goods	1,051,901	1,014,723

	$1,988,398	$2,402,549

At June 30, 2010 and 2009, all inventories have been pledged as security for the bank overdraft and bank loan.

7.	PROPERTY, PLANT AND EQUIPMENT

		Computer	Furniture	Leasehold
	Equipment	Equipment	and fixtures	improvements	Total

Cost

Balance, July 1, 2008	$5,000,121	$63,611	$81,486	$305,781	$5,450,999
Additions	563,462	15,437	20,023	–	598,922
Disposals	(33,920)	–	–	–	(33,920)

Balance, June 30, 2009	5,529,663	79,048	101,509	305,781	6,016,001
Additions	842,408	11,532	14,816	44,983	913,739
Disposals	(54,939)	–	–	–	(54,939)

Balance, June 30, 2010	$6,317,132	$90,580	$116,325	$350,764	$6,874,801

Accumulated depreciation

Balance, July 1, 2008	$3,972,418	$50,752	$55,042	$150,788	$4,229,000
Charge for the period	475,819	8,470	9,270	38,656	532,215
Depreciation on disposal	(18,456)	–	–	–	(18,456)

Balance, June 30, 2009	4,429,781	59,222	64,312	189,444	4,742,759
Charge for the period	854,170	13,239	15,159	63,217	945,785
Depreciation on disposal	(6,351)	–	–	–	(6,351)

Balance, June 30, 2010	$5,277,600	$72,461	$79,471	$252,661	$5,682,193

Net book value

June 30, 2010	$1,039,532	$18,119	$36,854	$98,103	$1,192,608

June 30, 2009	$1,099,882	$19,826	$37,197	$116,337	$1,273,242

16

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

8.	INTANGIBLE ASSETS

Computer
software licences

Cost

Balance, July 1, 2008	$36,477
Additions	2,698

Balance, June 30, 2009	39,175
Additions	7,307

Balance, June 30, 2010	$46,482

Accumulated depreciation

Balance, July 1, 2008	$15,594
Charge for the period	11,095

Balance, June 30, 2009	26,689
Charge for the period	15,548

Balance, June 30, 2010	$42,237

Net book value

June 30, 2010	$4,245

June 30, 2009	$12,486

9.	LOAN RECEIVABLE - EMPLOYEE

This loan bears no interest and has no set terms of repayment.

17

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

10.	CREDIT FACILITY

The Group has an authorized credit facility for up to $4.5 million Canadian dollars which is renewed annually with the bank.

Bank overdraft and bank loan, outstanding at any time, are due on demand, bear interest at the bank’s prime plus 0.85% and are secured by:

	1.	A movable hypothec in the amount of $7 million Canadian dollars covering the universality of all present and future claims and inventories of the Company.

	2.	Assignment of inventories in virtue of section 427 of the Bank Act.

11.	BANK OVERDRAFT

The bank overdraft consists of the following:

	2010	2009

Bank overdraft	$401,503	$461,460
Cash	(50,513)	(165,477)

	$350,990	$295,983

12.	TRADE AND OTHER PAYABLES

	2010	2009

Trade payables	$1,034,328	$809,767
Other payables	266,454	261,513
Accrued liabilities	341,778	226,760

	$1,642,560	$1,298,040

The average credit period of purchases is 1.5 months. The Group has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

13.	LOAN PAYABLE, PARENT COMPANY

The loan payable to a parent was outstanding at June 30, 2009 and fully repaid in July 2009. The loan bore interest at a rate of 3.75% per annum.

18

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

14.	ISSUED CAPITAL

Authorized:

Unlimited number of Class “A” shares, voting, participating.

Unlimited number of Class “B” shares, 1% monthly dividend non-cumulative, non-voting, non participating, retractable at their paid in value.

Unlimited number of Class “C” shares, annual $1 dividend per share, non-cumulative, non-voting, non-participating, redeemable at their paid in value.

Unlimited number of Class “D” shares, annual 1.5% dividend, non-cumulative, non -voting, non-participating, redeemable at $1 per share.

Issued and fully paid:

	2010	2009

1,000 Class “A” shares	$1,000	$1,000
5,000,000 Class “D” shares	1,000	1,000

	$2,000	$2,000

15.	FOREIGN EXCHANGE

Included in cost of sales is a gain on foreign exchange of $107,000 ($362,000 in 2009, $47,000 in 2008).

16.	RESEARCH AND DEVELOPMENT INVESTMENT TAX CREDITS

The following tax credits are included in the cost of sales as follows:

	2010	2009	2008

Tax credits	$312,154	$230,934	$191,072

19

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

17.	INCOME TAXES EXPENSE

	2010	2009	2008

Current tax expense

Local tax expense	$–	$258,602	$382,437
Adjustment for prior years	10,073	–	–

	$10,073	$258,602	$382,437
Deferred tax expense

Origination and reversal of temporary differences	$566,806	$94,727	$4,873

The movement between the opening and closing balances was recognized in profit or loss.

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 30.9% (2009 30.9%) to the income for the year and is reconciled as follows:

	2010	2009	2008

Factors affecting the current taxes charge for the period:

Profit (loss) before taxation	$(1,668,167)	$1,139,899	$1,118,680
Profit (loss) on ordinary activities multiplied by the standard rate of income taxes at 30.9% (2009: 30.9%)	(515,464)	352,229	345,673
Non-deductible expenses	8,723	26,905	19,211
Research and development tax credits received in the year	(55,449)	4,245	76,451
Depreciation claimed in excess of capital cost allowance	(47,344)	(48,579)	191
Donations	(1,083)	(11,998)	–
Small business deduction	–	(64,200)	(59,089)
Amount available to be carried back to prior years	610,617	–	–

Total current taxes expense	$–	$258,602	$382,437

At June 30, 2010, the Group has non-capital losses of approximately $2,088,000 available to apply against future income for tax purposes. The non-capital losses expire in 2030.

The Group does not have any capital losses available to apply against future capital gains.

The Group is subject to assessments by various taxation authorities which may interpret tax legislation and tax filing positions differently from the Group. The Group provides for such differences when it is probable that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at June 30, 2010, no provisions have been made in the financial statements for any estimated tax liability.

20

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

18.	RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related if one of them can exercise control over the other or is under common control or can significantly influence the other party’s operational and financial decision making. The nature of the relationships with related parties with which the Group had executed significant transactions in the course of the years ended June 30, 2010, June 30, 2009 and June 30, 2008, or had significant balances outstanding as of June 30, 2010 and June 30, 2009, is detailed as follows:

All transactions were conducted on the basis of market prices and conditions. Following is the summary of such transactions:

Sales to related parties

	2010	2009	2008

Sale of goods to
Lamour USA Inc. (a subsidiary of a parent
company until December 8, 2009).	$935,743	$—	$—

Expenses incurred with related parties

	2010	2009	2008

Interest expense incurred from a parent company - Lamour Hosiery Manufacturing Inc. (a parent
company until December 8, 2009).	$3,189	$3,427	$—

These transactions were conducted in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended June 30, 2010, 2009 and 2008 were as follows:

	2010	2009	2008

Salaries	$397,358	$416,560	$450,302

19.	CONTRACTUAL OBLIGATIONS

The Company has contracts to buy foreign currencies amounting to $1,100,000 maturing no later than September 30, 2010 and having foreign exchange settlement rates between 1.0600 and 1.0780.

21

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

20.	FINANCIAL RISK MANAGEMENT POLICIES

Foreign currency risk

Foreign currency is the risk of loss due to adverse movements in foreign exchange rates as compared to the Canadian dollar. It arises from the fact that purchases and sales of inventory are made in United States dollars. The Group realized approximately 85% (82% in 2009) of its sales and 87% (88% in 2009) of its purchases in foreign currency. Consequently, some assets and liabilities are exposed to foreign exchange fluctuations. As at June 30, 2010, the assets and liabilities which are affected by foreign exchange fluctuations are as follows: accounts receivable 3,936,145 Canadian dollars (3,959,143 Canadian dollars in 2009), bank overdraft 276,029 Canadian dollars (337,034 Canadian dollars in 2009), bank loan 1,046,055 Canadian dollars (550,000 Canadian dollars in 2009), and accounts payable 782,338 Canadian dollars (601,266 Canadian dollars in 2009).

Market price risks

The Group is exposed to the influence of market prices on the sales of its goods, as well as the prices of items of its own expenditure. The management of the Group believes that the exposure of its current activities to the risk of market price fluctuations is at an acceptable level.

Credit risks

The Group is exposed to credit risk from customers. In order to reduce its credit risk, the Group reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. At year end, its two largest customers in trade accounts receivable accounted for 82% of the Group’s receivables (51% in 2009). During the year sales made to the four largest customers accounted for 94% of total sales (66% in 2009), of which one customer accounted for 52% of total sales (36% in 2009). The loss of its largest customer could have a material adverse effect on the Group’s results of operations, financial condition and cash flows.

Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient funds to meet its liabilities. The Group manages its liquidity position via monthly budgeting and risk management policies. The Group has no financial liabilities other than the bank overdraft, bank loan and trade and other payables of which $1.7 million is due within one to three months and $70,000 is due within three to six months. The Company currently has a short term 4.5 million Canadian dollars credit facility with the bank that is payable on demand.

Interest rate risk

The Group is exposed to interest rate risk primarily through its floating interest rate bank overdraft and credit facilities. In seeking to minimize the risks from interest rate fluctuations, the Group manages exposure through its normal operating and financing activities.

22

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated financial statements
June 30, 2010
(Expressed in United States dollars)

20.	FINANCIAL RISK MANAGEMENT POLICIES (continued)

Fair value

The Group’s carrying value of trade accounts receivable, bank overdraft, bank loan and trade and other payables approximate their fair value due to the immediate or short term maturity of these instruments. The fair value of the long term loan receivable-employee and loan payable-parent company are less than their carrying amount as they are non-interest bearing and could not be determined as they have no set terms of repayment.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group currently has borrowings of $3.5 million ($983,558 in 2009).

21.	COMMITMENT

The Group’s minimum contractual rent obligations relating to a long-term operating lease are as follows:

2011	$250,000
2012	250,000
2013	250,000

$750,000

22.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per ordinary share is based on the profit (loss) for the year divided by the weighted average number of ordinary shares each applicable as follows:

	2010	2009	2008

Profit (loss)	$(1,111,434)	$786,570	$731,370

Weighted average number of ordinary shares (Basic)	1,000	1,000	1,000

Weighted average number of ordinary shares (Diluted)	1,000	1,000	1,000

23.	ULTIMATE CONTROLLING PARTY

The parent company of the Company and the ultimate controlling party of the Group is Les Investissements YYAD Inc., a company domiciled in Canada.

23

Appendix D

Nouvelle Seamless Intimates Inc.

Board of Directors' Report on the State of the Company's
Business

As of June 30, 2010

The Board of Directors is pleased to present the Board of Directors' Report of Nouvelle Seamless Intimates Inc. (hereinafter: "Nouvelle" or "the Company") for the period of 12 months ended June 30, 2010 in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

1. General

The Company was incorporated in Canada in 1999 as a private company in accordance with Part 1A of the Companies Law in Quebec, Canada. The company is owned indirectly by various  members of the Lieberman family in Montreal Canada. The Company's activities are managed and controlled from Montreal, Canada. The Company’s production activities are carried on in the Company’s plant in Montreal, Canada, as well as through sub-contractors who have plants in Taiwan and in China. The Company focuses on the development, production, marketing and sale of lingerie for women, sold primarily to a limited number of retail chains in North America, including: T.J. Maxx, Sears Canada, Shear Enterprises LLC., Wal-Mart Canada Corp., Wal-Mart Stores Inc., Reitmans (Canada) Limited and  Loblaw Companies Limited. The Company’s products are manufactured using seamless technology (hereinafter: "Seamless") in order to provide its customers with products that meet their requirements both with respect to the quality of the product as well as with respect to the costs levels for the products.

On November 16, 2010, the Company signed agreements with Tefron Ltd.

For full details of the Company's connection with Tefron Ltd. see Immediate report- Proxy statement, which this document  is its appendix A.

Our consolidated financial statements have been prepared in U.S. Dollars, although our functional currency is the Canadian Dollar.

It should be mentioned that all the data in this report relates to periods of 12 months ended June 30, which represent the financial year of the Company

2. Analysis of the Company's Financial Position

Current Assets

Current assets of the Company as of June 30, 2010 totaled $7,537 thousand compared with $7,757 thousands on June 30, 2009. The decrease of 2.8% resulted mainly due to a decrease of $414 thousand in inventory as a result of better management of yarn purchases, including outsourcing more production to the Company's subcontractors in the Far East. This decrease was offset by an increase of $112 thousand in trade receivables.

Non-Current Assets

Non-current assets of the Company as of June 30, 2010 totaled $1,720 thousand compared with $1,294 thousand as of June 30, 2009. The increase of 32.9% resulted mainly due to $513 thousand of deferred taxes the Company recognizes in 2010 due to its carry forwards losses (In 2009 the Company recorded a deferred tax liability).

2

Current Liabilities

Current liabilities of the Company as of June 30, 2010 totaled $5,264 thousand, compared with $2,336 thousand as of June 30, 2009. The 125.3% increase resulted mainly from receipt of a $ 2,419 loan from the bank used to repay of a shareholders’ loan, which was presented in 2009 with non-current liabilities and an increase in trade payables of $345 thousand due to a large orders backlog resulting in a significant increase in sales in the three months ended September 30, 2010. This required the Company to invest in its working capital. For more information regarding September 30, 2010 financial statements, see the condensed reviewed financial statements as of September 30, 2010, attached to Tefron Ltd.’s Immediate Report which is a part thereof.

Non-current Liabilities

As of June 30, 2010 the Company has no non-current liabilities. Non-current liabilities as of June 30, 2009 totaled $2,049 thousand, comprising mainly a $2,000 thousand loan from the parent Company which was fully repaid in July 2009.

Shareholders’ Equity

The Company's capital as of June 30, 2010 totaled $3,993 thousand, being 43.1% of its total balance sheet, compared with $4,667 thousand or 51.5% of its total balance sheet as of June 30, 2009.

The decrease of 14.4% in equity as of June 30, 2010 compared with June 30, 2009 resulted from the Company's losses during the year, which totaled $1,111 thousand, and from currency translation adjustments amounting to $445 thousands.

3. Operating Results (Changes in Statement of Income Items)

Summary of the Company's Statement of Income, for the
 12 months ended June 30, 2010 and 2009,
Expressed In US $ Thousands

	Year Ended June 30
	2010	2009

Sales	24,015	25,983
Cost of sales	22,606	22,103
Gross profit	1,409	3,880
Selling and marketing expenses	1,648	1,480
General and administrative expenses	1,338	1,177
Operating income (loss)	(1,577)	1,223
Financing expenses, net	91	83
Income (loss) before taxes on income	(1,668)	1,140
Tax benefit (expenses)	557	(353)
Net income (Loss)	(1,111)	787

3

Analysis of 2010 and 2009 Operating Results

Company's sales during 2010 totaled $22,606 thousand (94.1% of total sales), an increase of 2.3% from $22,103 thousand (85.1% of total sales) during 2009. The increase in cost of sales during 2010 resulted mainly from the lower margins in 2010 sales and an increase in minimum wages, which increased wage expense by approximately $150 thousand.

The Company has only one field of activities – the Seamless field. Accordingly, all the Company's sales are reported under this segment.

Cost of sales during 2010 totaled $22,606 thousand (94.1% of total sales), an increase of 2.3% from $22,103 thousand (85.1% of total sales) during 2009. The increase in cost of sales during 2010 resulted mainly from the lower margins in 2010 sales and an increase in minimum wages, which increased wage expenses by approximately $150 thousand.

Gross profit during 2010 totaled $1,409 (5.9% of total sales) thousand compared with gross profit of $3,880 thousand (14.9% of total sales) during 2009. The reasons for the decrease in profitability were mainly the decline in revenues leading to a decrease in the direct contribution to the profit and the reasons mentioned above.

Selling and marketing expenses during 2010 totaled $1,648 thousand (6.9% of total sales) compared with $1,480 thousand (5.7% of total sales) during 2009. The 11.4% increase was due to the devaluation of the US Dollar against the Canadian Dollar.

General and administrative expenses during 2010 totaled $1, 338 thousand (5.6% of total sales) compared with $1,177 thousand (4.5% of total sales) during 2009. The increase of 13.7% in general and administrative expenses is a result primarily of the devaluation of the US Dollar against the Canadian Dollar.

Operating income (loss) - during 2010 the operating loss was $1,577 thousand compared with a 2009 operating income of $1,223 thousand. The reasons for the transition from operating income to operating loss are explained above.

Financial expenses, net during 2010 totaled $91 thousand, or an increase of 8.5% compared with net financing expenses of $83 thousand during 2009.

Tax benefit (expenses) - during 2010, the Company recorded tax benefit of $557 thousand, compared with tax expenses of $353 thousand during 2009. The transition from tax expenses in 2009 to tax benefit in 2010 was mainly due to the Company's transition from profit before tax and tax expenses in 2009 to loss before tax and no tax expenses in 2010.

The 2010 loss totaled $1,111 thousand compared with a 2009 net income of $787 thousand. The loss per share on a fully diluted basis was $1,111 per share during 2010 compared with $787 earnings per share during 2009.

4

4. Liquidity

Cash flows used in operating activities during 2010 totaled $178 thousand, compared with $637 thousand during 2009. In 2010 the Company used the decrease in its working capital items, mainly a decrease in inventory of $642 thousand, to finance its loss in that year. The Company used its profits and its operating cash flow activities in 2009 for financing working capital requirements, mainly for the trade receivables increase of $1,852.

Cash flows used in investing activities during 2010 totaled $297 thousand compared with $582 thousand during 2009. The net cash investments in property, plant, and equipment and other intangible assets during 2010 totaled $370 thousand, compared with $602 thousand during 2009.

Cash flows provided by financing activities during 2010 totaled $419 thousand compared with $860 thousand during 2009. That positive cash flow in 2010 was derived from a short-term credit from banks, compared to financing of a shareholders’ loan in 2009.

5. Sources of financing

During 2010, the Company financed its operations with suppliers' credits and bank credits.

Short term bank credits on June 30, 2010 totaled $351 thousand compared with $296 thousand on June 30, 2009.

Long-term loan from the parent Company on June 30, 2009 totaled $2,000 thousand. This loan bears interest of prime  per year, totaling 3.75% for the year. The loan was fully repaid during July 2009.

On June 30, 2010, the Company’s credit line from the banks was $4,280 thousand. Utilized credit lines as of June 30, 2010, aggregated $3,501 thousand in overdraft and short term bank loans.

6.  Significant data in the framework of the description of the Corporation’s business.

Irrelevant

7. Subsequent Events

In November 2010, as part of the Company's preparations for the transaction that has been signed with Tefron, the Company gave notice in advance of the termination of employee-employer relationships to a major part of the Company's employees in Canada. Tefron intends to approach four or five employees out of all the Company's employees and offer them employment contracts with Tefron. Please see as well item 1 above.

8.  Critical Accounting Estimates

When preparing its financial statements, the Company’s management is required to use its discretion and make estimates, assessments, and assumptions that affect the adoption of accounting policies and the reported amounts of assets, liabilities, revenues and expense. The estimates and assumptions used for the preparation of the financial statements are reviewed regularly. Changes in any accounting estimates are noted whenever a change in an estimate has been made. Following are the main assumptions that serve as the basis for preparing the financial statements vis-à-vis issues involving any uncertainty as of the balance sheet date, critical estimates that were prepared by the Company, assumptions and estimates and any material changes which may change the values of assets and liabilities reported in the financial statements in the next year of report:

5

Deferred Tax Assets

Deferred tax assets are recognized for carry-back tax losses and temporary differences to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the amount of taxable income expected together with future tax planning strategies.

9. Compensation to Senior Officeholders

The management and the Board of Directors of the Company, from time to time, approve officeholders' terms of employment, while considering the challenges that the Company faces in general and the relevant officeholders in particular, and the officeholders seniority and position. In addition, the determination of employment terms also considers a mix of employment factors, including option grants.

In the Board's opinion, the officeholders' terms of employment are reasonable and fair, and reflect the complexity of their respective positions, and their contribution to the Company.

Please see as well item 7 above, Subsequent events, regarding notices of termination of employment issued to employees.

10. Donations

During the year ended June 30, 2010, The Company donated $3 thousands to local and international charities. The Company has no written policy regarding donations.

11. Exposure to Market Risks and the Manner of their Handling

11.1 The person responsible for managing market risks in the Corporation

Management of the market risks that the Company faces is carried out on the basis of a risk management policy determined by the Board of Directors

The person responsible for managing the Company’s market risk, correct as of the date of this report, is Mr. Willy Lieberman, the Company’s CEO.

11.2 Description of the market risks to which the Company is exposed

During its operations, the Company is exposed to various market risks including - fluctuations in the US Dollar exchange rates against the Canadian Dollar, changes in raw material prices and transport costs (mainly because of the effect of fuel price increases on delivery costs), changes in the Canadian prime interest rate, a slowdown in world markets, and the degree of economic stability of its business partners, customers and suppliers.

6

For more information regarding market risks please see Appendix A’ of Tefron’s Immediate Report,– a description of the Corporation's business of which this Report is a part.

Regarding the effect of the current financial crisis on global markets, see 12 below.

11.2.1 The Risk of Changes in Foreign Exchange Rates

Fluctuations in the foreign exchange rate of the Canadian Dollar vis-à-vis the US. Dollar, affect the Company as follows:

A. Effect on Company's sales – during 2010, 78% of Company's sales were denominated in U.S. Dollars. During 2010, the average exchange rates of the US Dollar vis-à-vis the Canadian Dollar devaluated by approximately 10.6% compared to the equivalent period in the previous year, and therefore the Company’s sales decreased by approximately $2,000 thousand.

B. Effect on salary expenses and the cost of raw material purchases - a significant part of finished goods purchase from subcontractors and cost of raw material purchases are in U.S. Dollars. A devaluation of the U.S. Dollar versus the Canadian Dollar decreases the Company's cost structure. The average exchange rate of the US Dollar vis-à-vis the Canadian Dollar during 2010 devaluated by 10.6% compared with 2009. During 2010, the Company recorded the above costs incurred in Canadian Dollar in the amount of approximately $11 million. The devaluation of the exchange rate of the U.S. Dollar vis-à-vis the Canadian Dollar, decreased these expenses during 2010 by approximately $1,100 thousand.

The exposure of the US. Dollar exchange rates against the Canadian Dollar includes exposure due to a surplus of receipts of foreign currency over payments, and exposure due to a surplus of US. Dollar-linked assets over liabilities. The company from time to time examines the advisability of acquiring protection against these exposures in accordance with its hedging policy. Under this policy, the company performs forward transactions by selling US. Dollars for a certain amount to the bank, on future dates in return for Canadian dollars, based on a fixed exchange rate fixed on the date on which the transaction takes place. The amount of money transferred to the bank or received from it at the end of the forward agreement, is the profit or loss made or incurred by the company as a result of the transaction. According to the company's policy, every such transaction must be effective, documented and finds expression in the financial reports. The company further performed hedging transactions to protect itself from the weakening of the US. Dollar rate against the Canadian Dollar, for an amount of approximately 2 million US. Dollar in respect of proceeds from sales in US. Dollar received 2010. This hedging covers approximately 8% of total receipts in US. Dollars received in 2010.

11.2.2 Interest rate risk - the Company is exposed to a risk further to changes in interest rates in the market vis a vis short-term loans that bear variable interest rates (linked to prime). The balance of short-term loans of the Company on June 30, 2010 was $3,150 thousand. The Company's credit line, which includes short-term credits, totaled $4,280 thousand as of June 30, 2010.

The three-month prime rate has not been changed significantly from June 30, 2009 to June 30, 2010 and stood at 3.75%. Should the Canadian prime interest rate start to increase, the Company will see an increase in its financing expenses.

7

11.2.3 Credit risks - the Company has no significant concentrations of credit risks. A credit risk may be created by undertakings using a number of financial instruments with one body, or as a result of undertakings with a number of groups having similar economic traits, whose ability to comply with their expected commitments is expected to be affected in a similar manner, by changes in economic or other conditions. The Company's sales are earned from customers located in the United States and Canada. During 2010, approximately 75% of the Company's sales were to its 5 largest customers and approximately 40% of the sales were to its largest customer. Any negative change in open credit days of one of said customers could have a significant negative affect on the Company's liquidity. The Company regularly monitors its customer debt position, and takes steps to expand its customer's base, in order to reduce any credit risk, if possible.

11.3 Company's Policy on Managing Market Risks

Risk management is carried out by the Company in accordance with a non written policy agreed by the Board of Directors. The Board has charted various guidelines for risk management, as well as specific policies for certain exposures to risk, as will be discussed below.

Regarding monetary assets and liabilities denominated in currencies, which are not the Company's functional currency, the Company's policy is to reduce its exposure by the use of various hedging instruments, as will be discussed below.

With regards to sales, expenses and cost of materials, which are not denominated in the Company's functional currency, the Company's policy is to protect the exchange rates by the use of various hedging instruments, as will be detailed below. The forum that deals with this issue includes the Company's controller and treasurer, who on a regular basis together with other financial advisors, examine the volume of hedge transactions currently used by the Company for exposure to exchange rates and decide if there is any need to change said. Hedging is effected by using various financial instruments, mainly forward transactions, as discussed in 11.2.1 above.

Breakdown of Company's Sales, by Geographic Destinations:

	Year ended June 30
	2010	2009
	US. Dollar in thousands

USA	18,807	20,695
Canada	5,208	5,288

Total	24,015	25,983

The Company has no policy for managing interest risk.

11.4 Supervision Over and Exercise of Policy

As of report date, Mr.Willy Lieberman, the Company's CEO, is responsible for implementing the policy decided by the Company’s Board of Directors. Meetings are held by the Board of Directors, from time to time, to discuss market risks, or if any exceptional event has occurred, to discuss any balance sheet and cash flow exposure. The Board of Directors, from time to time, considers the need for certain financial actions or strategies in order to reduce any risks of exposure.

8

11.5 Linkage Statement

Linkage Terms of Balance Sheet Items as of June 30, 2010 and 2009,
Expressed in US $ Thousands

	June 30, 2010
	In US. $	In CAN $	Non Monetary Balances	Total
Assets
Trade receivables	4,619	812	-	5,431
Inventory	-	-	1,988	1,988
Income taxes recoverable	-	72	-	72
Prepaid expenses	-	47	-	47
Property, plant and equipment, and other intangible assets	-	-	1,197	1,197
Loan receivable from employees	-	9	-	9
Deferred income taxes	-	-	513	513

Total assets	4,619	940	3,698	9,257

Liabilities
Bank overdrafts	276	75	-	351
Short-term bank loans	1,047	2,103	-	3,150
Trade and other payables	880	763	-	1,643
Customer deposits	120	-	-	120
Total liabilities	2,323	2,941	-	5,264
Excess of assets over liabilities	2,296	(2,001)	3,698	3,993

9

	June 30, 2009
	In US. $	In CAN $	Non Monetary Balances	Total
Assets
Trade receivables	4,149	1,170	-	5,319
Inventory	-	-	2,402	2,402
Prepaid expenses	-	36	-	36
Property, plant and equipment, and other intangible assets	-	-	1,286	1,286
Loan receivable, from employees	-	9	-	9

Total assets	4,149	1,215	3,688	9,052

Liabilities
Bank overdrafts	171	125	-	296
Short-term bank loans	550	137	-	687
Trade and other payables	700	598	-	1,298
Income taxes payable	-	55	-	55
Loan payable, parent Company	2,000	-	-	2,000
Deferred income taxes	49	-	-	49
Total liabilities	3,470	915	-	4,470
Excess of assets over liabilities	679	300	3,688	4,667

11.6 Sensitivity Analyses

The report is primarily quantitative, while a qualitative report is also available, according to need. The report includes sensitivity analyses of the fair values of recognized components. As part of the sensitivity analyses, the effect of changes in market prices on the fair value of said components is checked. As part of the sensitivity analysis, checks were made of the effects of any increases or decreases in certain market prices. Details of exposure to various risks (for example-foreign exchange rates) were reviewed a number of times for the purpose of the sensitivity analyses vis-à-vis each risk separately.

For details regarding the sensitivity analyses vis-à-vis the fair value of financial instruments vis à vis various market risks, see below.

All sensitivity analyses were made vis-à-vis fair values of financial instruments as of June 30, 2010 and 2009. A sensitivity analysis was prepared for financial instruments whose sensitivity to changes in various factors was material.

10

Sensitivity Analysis as of June 30, 2010

Sensitivity to Changes in the US. Dollar/CAN $ Exchange Rate

	Gain (Loss) From Changes in Fair Value		Fair Value	Gain (Loss) From Changes in Fair Value
	5%	1%		-1%	-5%
Expected exchange rate	CAN $ 1 =$1.000	CAN $ 1 =$0.962	CAN $ 1 =$0.952	CAN $ 1 =$0.943	CAN $ 1 =$0.904
	Expressed in $ Thousands
Cash and cash equivalents
Trade receivables	41	8	812	(8)	(41)
Other receivables	4	1	72	(1)	(4)
Prepaid expenses	2	-	47	-	(2)
Loan receivable	1	-	9	-	(1)
Short term bank credits	(4)	(1)	(75)	1	4
Short term loans from banks	(106)	(20)	(2,103)	20	106
Trade and other payables	(38)	(8)	(763)	8	38
Total	(100)	(20)	(2,001)	20	100

Sensitivity to Changes in prime Interest Rates

Occasionally, the Company takes loan with interest linked to the short-term prime rate. As of June 30, 2010, the Company has an overdraft balance linked to prime interest of approximately CAN $ 373 thousand. Moreover, on June 30, 2010 the Company has a short term loan linked to the prime interest rate of approximately CAN$ 3,354.

The following table presents the impact of a change of 0.5% or 1% in the interest rate on the fair value of the short-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of short-term loans of $3,150 thousand.

	An increase of 1% in the interest rate	An increase of 0.5% in the interest rate		A decrease of 1% in the interest rate	A decrease of 0.5% in the interest rate
	Profit (loss) from the changes		Fair value	Profit (loss) from the changes
	Dollars in thousands			Dollars in thousands
Forecast short-term loans	(26)	(13)	3,150	13	26

11

Sensitivity Analysis as of June 30, 2009

Sensitivity to Changes in the US. Dollar/CAN $ Exchange Rate.

	Gain (Loss) From Changes in Fair Value		Fair Value	Gain (Loss) From Changes in Fair Value
	5%	1%		-1%	-5%
Expected exchange rate	CAN $ 1 =$0.911	CAN $ 1 =$0.876	CAN $ 1 =$0.868	CAN $ 1 =$0.859	CAN $ 1 =$0.824
	Expressed in $ Thousands
Cash and cash equivalents
Trade receivables	59	12	1,170	(12)	(59)
Prepaid expenses	2	-	36	-	(2)
Loan receivable	-	-	9	-	-
Short term bank credits	(6)	(1)	(125)	1	6
Short term loans from banks	(7)	(1)	(137)	1	7
Trade and other payables	(30)	(6)	(598)	6	30
Income taxes payable	(3)	(1)	(55)	1	3
Total	15	3	300	(3)	(15)

Sensitivity to Changes in Prime Interest Rates

Occasionally, the Company takes loan with interest linked to the short-term prime rate. As of June 30, 2009, the Company has an overdraft balance linked to prime interest of approximately CAN $ 340 thousand. Moreover, on June 30, 2009 the Company has a short term loan linked to the prime interest rate of approximately CAN$ 792.

The following table presents the impact of a change of 0.5% or 1% in the interest rate on the fair value of short-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of short-term loans of $688 thousand.

	An increase of 1% in the interest rate	An increase of 0.5% in the interest rate		A decrease of 1% in the interest rate	A decrease of 0.5% in the interest rate
	Profit (loss) from the changes		Fair value	Profit (loss) from the changes
	Dollars in thousands			Dollars in thousands
Forecast short-term loans	(6)	(3)	688	3	6

12

12.  The Crisis In Global Financial Markets.

For details regarding the crisis in the financial markets and the effect of external factors on the Company's activity, see section 2.2 to Chapter 1 that is attached to the description, which this report is a part of it.

13. Directors Having Accounting and Financial Expertise.

Not relevant

14. The Company's Internal Auditor.

Not relevant. The Company does not have an internal auditor.

15 The Auditor.

15.1	Perreault Wolman Grzwacz & CIE CO. serve as auditors of the Company.

15.2	Professional fees paid to the auditor are not relevant to Tefron Ltd.

15.3
The professional fees submitted by the auditor were approved by the Board of Directors. The decision was based on the number of hours involved and on the Company's previous experience with the auditor.

16. The Process of  Approving the Financial Statements

The Company's Board of Directors is the forum, which discusses the interim and annual financial statements and gives its approval after considering the draft financial statements together with Company's management and the auditor and submits its recommendations thereon.

The Board Committee is as follows:

Name	Position

Aharon Lieberman	President
Willy Lieberman	Senior Vice President and CEO

The reports submitted for discussion by the Board of Directors, including the financial statements, are sent to members of the Board of Directors within a reasonable time before convening the meetings. Members of the Board of Directors submit, if required, questions and requests for additional information to the Company's controller, and/or to the CEO.

During meetings of the Board of Directors, the controller, together with the CEO, reviews the financial statements and the main issues involved in the financial reporting.

The Company's auditor is invited and is present at meetings of the Board of Directors called to discuss the financial statements. The auditor covers various issues that were brought up during the review of the financial statements, as relevant, and is available to members of the Board for all questions and clarifications regarding the financial statements before their approval.

13

17.  Disclosure on Independent Directors

As of publication of this financial statement, the Company has not adopted provisions of Section 219 (E.) of Companies Law, 1999, regarding the number of independent directors.

The Company’s Board and management wish to express their thanks to the Company's employees.

Aron Lieberman – President	Willy Lieberman – Vice President CEO

Montreal, Canada, November 23, 2010

14

Appendix E
[UNOFFICIAL TRANSLATION FROM HEBREW]

TEFRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PROFORMA AS AT JUNE 30, 2010

UNAUDITED

TEFRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PROFORMA AS AT JUNE 30, 2010

UNAUDITED

ERNST & YOUNG
Kost Forer Gabbay & Kasierer

Re:  Special Report of the Auditors on the Review  of Separate Iterim Financial Information
Pursuant to Section 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Preface
We have reviewed the interim financial information presented under Section 38D of the Securities regulations ( Period and Immediate Reports) – 1970 of Tefron Ltd. (hereinafter – the Company) as at June 30, 2010 and the condensed statements of income, comprehensive income and cash flows for the periods of six months and three months then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express a conclusion on this interim separate financial information based on our review.

Scope of the review
We performed our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel “Review of Financial Information for Interim Periods Prepared by the Entity’s Auditor”. A review of financial information for interim periods comprises clarifications, mainly with the people responsible for financial and accounting matters, and applying other analytical review procedures. A review is considerably more limited in scope than an audit carried out in accordance with generally accepted auditing standards in Israel, and therefore does not enable us to achieve with sufficient certainty that we will be aware of all significant matters which could have been identified in an audit. Consequently we are not expressing an opinion of an audit.

Conclusion
Based on our review, we are not aware of any fact which would cause us to think that the above financial information has not been prepared, in all significant aspects, in accordance with the accounting principles set forth in Note 1 and the assumptions detailed in Note 2 to the proforma financial information.

In addition to the aforesaid in the previous paragraph, based on our review, nothing has come to our attention which would cause us to think that the above-mentioned proforma financial information does not meet, from all significant aspects the provisions of Regulation 38B of the Securities Regulations (Periodic and Immediate Reports) - 1970.

We agree that this review report will be included in the Immediate Report regarding the convening of a General Meeting of the Company’s Shareholders which intends to be issued to the public during November 2010.

Haifa, November 23, 2010	Kost, Forer, Gabbay & Kasierer Certified Public Accountants

TEFRON LTD

 Consolidated proforma statements of financial condition

As of June 30
2010
Unaudited
Dollar thousands
Current assets
Cash and cash equivalents	1,492
Short-term investments	700
Trade receivables	13,634
Other receivables	2,865
Inventories	18,451
37,142
Non current assets
Deferred taxes	1,181
Fixed assets	53,446
Intangible assets	2,239
Goodwill	250
57,116
94,258
Current liabilities
Trade payables	14,048
Other payables	4,199
18,247
Non current liabilities
Long-term Bank loans	19,802
Other non current liabilities	1,053
Employee benefits, net	430
Deferred taxes, net	1,049
22,334
Capital relating to the Company's shareholders
Share capital	19,226
Additional paid-in capital	107,705
Treasury shares	(7,048)
Other capital reserve	69
Accumulated deficit	(65,915)
Total	53,677

94,258

November 23 2010
Date of approval of the financial statements	Arnon Tieberg Chairman of the Board	Amit Meridor CEO	Eran Rotem CFO

The accompanying notes are an integral part of the proforma interim statements

TEFRON LTD

Consolidated proforma statements of income

	six months ended June 30		three months ended June 30		year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Unaudited
	Dollar thousands (excluding loss per share data)

sales	64,403	86,188	32,300	32,723	142,107

Cost of sales	59,277	80,183	29,707	33,565	143,061

Gross profit (loss)	5,126	6,005	2,593	(842)	(954)

Selling and marketing expenses	7,814	9,012	3,649	3,973	16,294
General and administrative expenses	2,421	2,446	1,227	658	4,776
Other income	-	-	-	-	(496)

Operating loss	(5,109)	(5,453)	(2,283)	(5,473)	(21,528)

Loss from early repayment of subordinated note	-	-	-	-	(1,285)

Financing income	271	2,155	271	332	1,747
Financing expenses	(1,179)	(2,095)	(641)	(766)	(2,259)

Financing income (expenses), net	(908)	60	(370)	(434)	(512)

Loss before taxes on income	(6,017)	(5,393)	(2,653)	(5,907)	(23,325)
Tax benefit	1,063	1,403	517	1,396	5,139

Loss	(4,954)	(3,990)	(2,136)	(4,511)	(18,186)

Basic and diluted loss per share (in dollars)	(0.74)	(0.71)	(0.32)	(0.80)	(3.22)

The accompanying notes are an integral part of the proforma interim statements

TEFRON LTD

Consolidated proforma statements of comprehensive income

	Six months ended June 30		Three months ended June 30		year ended December 31
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Unaudited
	Dollar thousands

Loss for the period	(4,954)	(3,990)	(2,136)	(4,511)	(18,186)

Other comprehensive loss (after the tax effect):

Income realized due to hedging cash flows transactions, net	(115)	(23)	100	21	(23)
Profit not yet realized due to hedging cash flows transactions, net	-	74	-	586	115
Profit (loss) not yet realized from short-term investments	(36)	341	(36)	39	(86)
Actuarial loss from a defined benefits program, net	-	-	-	-	466

Total other comprehensive profit (loss), net	(151)	392	64	646	472

Total comprehensive loss	(5,105)	(3,598)	(2,072)	(3,865)	(17,714)

The accompanying notes are an integral part of the proforma interim statements

TEFRON LTD

Notes to the proforma interim consolidated statements

Note 1 – Significant accounting principles

The proforma interim consolidated financial statements must be read in conjunction with the Company's interim consolidated financial statements as at June 30, 2010, and for the period of six months and three months then ended. The main accounting principles implemented in the proforma interim consolidated financial statements are consistent with those implemented in the preparation of the Company's interim consolidated financial statements.

Note 2 – Description of the transaction and proforma assumptions

a.         Description of the transaction

On November 16, 2010, the Company signed a number of agreements (and on November 23 an appendix to the investment agreement), in the framework of which, inter alia, the Company will acquire the operations in the seamless field of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle), and a total amount of 5.8 million US dollars will be investment into the Company by (i) Special Purpose Company controlled by the Lieberman Family, who are the controlling shareholders in Nouvelle (hereinafter: "the Nouvelle Investors"); (ii) Shamir Holdings Ltd., an interested party in the Company, and whose transactions with it were approved by the Company, so as to be cautious, as a transaction with the controlling shareholder; and (iii) the Group of investors headed by Rimon Investments Master Fund L.P, an interested party in the Company; and all this against the central private placement as this term is defined in the Securities Regulations (Private Placement of Securities in a Listed Company) – 2000, of the Company's ordinary shares, for a total number of 3,368,094 which will comprise immediately after the allotment, 51.5% of the Company's issued capital and voting rights (44% fully diluted). Moreover, 450,000 option warrants which can be exercised up to 450,000 shares f the Company, will be issued to the controlling shareholders in Nouvelle, subject to meeting sales targets as detailed below (hereinafter jointly: "the Transaction").

The following are condensed details of the main agreements connected with the transaction:

a.     An agreement between the Company and Nouvelle according to which the Company will purchase from Nouvelle certain assets in the field of seamless products which include, inter alia, a list of Nouvelle's customers, Nouvelle's goodwill, the right to continue to engage with those customers of Nouvelle and work orders (existing and future) from Nouvelle's customers (hereinafter jointly: “the purchased operations”), in consideration for an allotment of 600,000 ordinary shares of the Company which will comprise immediately after the allotment 9.2% of the Company's issued capital and voting rights in it (7.9% fully diluted).

b.    An agreement between the Company and between Nouvelle's investors according to which the investors will invest in the Company an amount of US$3.3 million in consideration for an allotment of 1,577,619 ordinary shares of the Company (at a price of US$2.1 per share), which will be immediately after their allotment comprise 24.1% of the Company's issued capital and of voting rights in it (20.8% fully diluted).

c.    An agreement between the Company and Mivtach Shamir according to which Mivtach Shamir will invest in the Company an amount of US$1.3 million in consideration for an allotment of 619,047 ordinary shares of the Company (at a price of US$2.1 per share), which will, immediately after their allotment comprise 9.5% of the Company's issued capital and voting rights in it (8.2% fully diluted).

d.    An agreement between the Company and Rimon according to which Rimon will invest the Company an amount of US$1.2 million in consideration for an allotment of five 571,428 ordinary shares the Company (at a price of US$2.1 per share), which will comprise immediately after the allotment 8.7% of the Company's issued capital and voting rights in it (7.5% fully diluted

e.    In addition 450,000 option warrants (225,000 option warrants each) will be allotted to two of the controlling shareholder in Nouvelle, which can be exercised to up to 450,000 ordinary shares of the Company. The option warrants will comprise immediately after the allotment, and on the assumption of all these options being exercised to shares of the Company, 6.4% of the Company's issued capital and voting rights in it (6.0% fully diluted). Every option warrant can be exercised to one ordinary share of the Company in consideration for an amount of three (3) US dollars. The option warrants can be exercised after the end of three years from the date on which the company published its financial statements for the period ended December 31, 2013. The entitlement of the offerrees to the option warrants will be vested in installments, in three equal tranches over three years according to the Company meeting its sales targets and EBITDA, as follows:(i) in 2011 – a sales turnover (consolidated) of at least US$130 million and an EBITDA rate to sales turnover of the Company (consolidated) of at least 8%; (ii) in 2012 – a sales turnover (consolidated) of at least US$150 million and an EBITDA rate to sales turnover of the Company of at least 8%; (iii) in 2013 – a sales turnover of at least US$180 million and an EBITDA rate to sales turnover of the Company (consolidated) of at least 8%, all on an annual basis. In addition a mechanism has been set up in the event of partially meeting the above targets and then only part of the option warrants will be vested for that year (if at all). It should be mentioned, that this agreement was finalized on the date of the signature but is expected to be signed officially on the date of completing the transaction.

f.     A Registration Rights Agreement whereby the Company has undertaken to file with the U.S. Securities and Exchange Commission  (hereinafter:  "the Stock Exchange"), a document for the purpose of registration in the United States of the shares which are to be allotted to the Investors within the framework of the transaction as well as the shares which were allotted to TA Top Limited Partnership and to Mivtach Shamir in accordance with the resolution of the General Meeting of the Company's shareholders on 24 February 2010. It should be mentioned, that this agreement was finalized on the date of the signature but is expected to be signed officially on the date of completing the transaction.

g.    A non-compete obligation for a period of five years. It should be mentioned, that this obligation was finalized on the date of the signature but is expected to be signed officially on the date of completing the transaction.

The undertakings of each party are subject to the fulfillment of the conditions precedent prescribed in the agreement and the provision of all the documents pursuant to the agreement and the performance of all the undertakings pursuant to the agreements  mentioned above, above by the parties, as well as, the Company is in the advanced stages of negotiations with the banks whereby the scope of the credit and debt available to the Company shall be increased by a further five million dollars, at least, and new financial criteria shall be prescribed for the Company's agreements with the banks in accordance with the Company's plan for the upcoming years. Additionally, it is possible that as part of the arrangement with the banks providing financing to the Company, the banks will demand that various limitations be placed on the rights of the controlling shareholders of the Company (such as commitment to refrain from specific actions) and which (said restrictions) only serve the best interests of the Company.  The Company is awaiting receipt of approval from the banks as aforesaid, but there is no certainty that approval as aforesaid will indeed be obtained. The company will update with the signing of such final settlement.

TEFRON LTD

Notes to the proforma interim consolidated statements

Note 2 – Description of a transaction and proforma assumptions – contd.

b.        Presentation

The proforma consolidated statement on the financial position is presented according to the assumption that the proforma event occurred on the date of the report.

The consolidated statements of income and the comprehensive income proforma were presented in accordance with the assumption that the acquisition of the activity retrospectively and therefore include the consolidate of results of operations acquired during all of the periods presented and reported in the proforma financial statements.

c.        Assumptions used in the preparation of the proforma consolidated statements

As mentioned in note 3 below, the Company carried out a temporary inclusion of the fair value of the identified assets and liabilities of the acquired operations. In the acquisition intangible assets were created which, according to the temporary addition, is the list of customers, the order backlog, the license to produce and market the New Balance Brand and goodwill. These assets, excluding goodwill, are amortized during the period of their average estimated useful lives, which is 8 years - 0.33 years and 2.75 years, respectively. These amortizations were included in the selling and marketing expenses in the proforma interim consolidated statements.

The transfer of investment in Nouvelle to Tefron (as mentioned in note 2.a above) was carried out against a total of 1,732 thousand dollars which was financed by an allotment of 600,000 shares at a share vale on the date of signing the agreement.

Recording of the investment in the Company in the amount of 5.8 million dollars against the allotment of 2,768,094 shares was registered in the share capital and premium items against an increase in cash balances.

Recording option benefits expenses for all the reported periods for the issue of 450,000 option warrants to the controlling shareholder s in Nouvelle.

These proforma consolidated statements reflect the addition of the results of Nouvelle in each of the reported periods with the following required adjustments:

-	In each of the reported periods, Nouvelle's depreciation expenses were neutralized as the Company did not acquire purchase Nouvelle's fixed assets.

-
In each of the reported periods, Nouvelle's manufacturing expenses - such as rent and insurance - were neutralized as the Company has the production capacity to absorb Nouvelle's operations in its facilities.

-
In each of the reported periods, adjustments were carried out of payroll expenses so that they will reflect the absorption of Nouvelle's operations in the Company's present production capacity and through subcontractors.

TEFRON LTD

Notes to the proforma interim consolidated statements

Note 2 – Description of a transaction and proforma assumptions – contd.

d.         Price Purchase Allocation

The purchase of operations was handled by the acquisition method and, therefore, the cost of acquiring the operations was temporarily related to intangible assets acquired, based on evaluations of their fair value. In order to relate to the cost of the acquisition, use was made of external experts that carried out the valuation of the assets.

The price of the purchase was allocated as follow:

As of June 30
2010
Unaudited
Dollar thousands
Intangible assets:
Order backlog	263
List of customers	1,133
License / manufacturing and marketing the NB brand	86
Goodwill	250
Total	1,732

Note 3 – Operating segments

Reporting regarding operating segments

	Six months ended June 30, 2010
	Seamless	Cut & Sew	Total
	Unaudited
	Dollar thousands

Revenues from external factors	37,247	27,156	64,403
Segment's results	(4,893)	(216)	(5,109)
Financing expenses, net			(908)
Tax benefit			1,063
Loss			(4,954)

TEFRON LTD

Notes to the proforma interim consolidated statements

Note 3 – Operating segments – contd.

Reporting regarding operating segments – contd.

	Six months ended June 30, 2009
	Seamless	Cut & Sew	Total
	Unaudited
	Dollar thousands

Revenues from external factors	48,893	37,295	86,188
Segment's results	(4,238)	(1,215)	(5,453)
Financing expenses, net			60
Tax benefit			1,403
Loss			(3,990)

	Three months ended June 30, 2010
	Seamless	Cut & Sew	Total
	Unaudited
	Dollar thousands

Revenues from external factors	19,493	12,807	32,300
Segment's results	(2,047)	(216)	(2,263)
Financing expenses, net			(370)
Tax benefit			517
Loss			(2,116)

TEFRON LTD

Notes to the proforma interim consolidated statements

Note 3 – Operating segments – contd.

Reporting regarding operating segments – contd.

	Three months ended June 30, 2009
	Seamless	Cut & Sew	Total
	Unaudited
	Dollar thousands

Revenues from external factors	20,762	11,961	32,723
Segment's results	(3,504)	(1,949)	(5,453)
Financing expenses, net			(434)
Tax benefit			1,396
Loss			(4,491)

	Year ended December 31, 2009
	Seamless	Cut & Sew	Total
	Dollar thousands

Revenues from external factors	88,875	53,232	142,107
Segment's results	(13,799)	(7,729)	(21,528)
Other expenses			(1,285)
Financing expenses, net			(512)
Tax benefit			5,139
Loss			(18,186)

Appendix F

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2010 AND 2009
(Expressed in United States dollars)
(Unaudited)

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.

1

Auditor’s review to the shareholder of
Intimes Nouvelle Seamless inc. / Nouvelle Seamless Intimates Inc.

Introduction

We have reviewed the accompanying interim financial information of Intimes Nouvelle Seamless Inc./ Nouvelle Seamless Intimates Inc. and its subsidiary as at September 30, 2010, comprising of the interim condensed consolidated financial position as at September 30, 2010, and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the three month period then ended and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Perreault, Wolman, Grzywacz & Cie est un membre /reprיsentant de Nexia International, un rיseau mondial de cabinets indיpendants d ’experts - comptables et de consultants.	Perreault, Wolman, Grzywacz & Co. is a member /representative of Nexia International, a worldwide network of independent accounting and consulting firms.

2

Auditor’s review to the shareholder of
Intimes Nouvelle Seamless inc. / Nouvelle Seamless Intimates Inc. (continued)

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing. Consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

We consent to the inclusion of this report with the filing of the disclosure document regarding the shareholders meeting of Tefron Ltd..

Montreal, Quebec
Chartered Accountants
November 23, 2010

3

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
(Expressed in United States dollars)
Company Information
(Unaudited)

Offices held by directors	Aron Lieberman, President

Willy Lieberman, Secretary Treasurer

Registered office and principal place of business	9500 Meilleur Street, Suite 400 Montreal, Quebec H2N 2B7

Principal bankers	Royal Bank of Canada Main Branch 1 Place Ville-Marie, Ground Floor Montreal, Quebec H3C 3B5

Auditors	Perreault, Wolman, Grzywacz & Co. 5250 Ferrier Street, Suite 814 Montreal, Quebec H4P 2N7

Lawyers	Hilberger & Associates 1 Westmount Square, Suite 939 Westmount, Quebec H3Z 2P9

See accompanying notes to the consolidated interim financial statements.

4

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated interim statements of comprehensive income
(Expressed in United States dollars)

	3 months ended	3 months ended	Year ended
	September 30,	September 30,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Audited)

REVENUE	$7,931,354	$4,393,427	$24,015,103

COST OF SALES	6,892,804	4,515,488	22,605,839

GROSS PROFIT (LOSS)	1,038,550	(122,061)	1,409,264

EXPENSES
Selling	371,702	355,572	1,648,481
Administrative	297,155	333,885	1,337,844
Finance costs	27,258	9,935	91,106

	696,115	699,392	3,077,431

INCOME (LOSS) BEFORE INCOME TAXES	342,435	(821,453)	(1,668,167)

INCOME TAXES EXPENSE (RECOVERY)
Current	102,011	5,010	10,073
Deferred	–	(281,446)	(566,806)

	102,011	(276,436)	(556,733)

PROFIT (LOSS)	240,424	(545,017)	(1,111,434)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences on translating foreign operations	–	–	(7,940)

COMPREHENSIVE INCOME (LOSS)	$240,424	$(545,017)	$(1,119,374)

EARNINGS (LOSS) PER SHARE
Basic and diluted	$240.42	$(545.02)	$(1,111.43)

See accompanying notes to the consolidated interim financial statements.

5

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated interim statements of financial position
(Expressed in United States dollars)

	September 30,	September 30,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
CURRENT
Cash	$894,562	$–	$–
Trade and other receivables	4,231,813	3,192,885	5,430,824
Inventories	2,066,821	2,714,661	1,988,398
Income taxes recoverable	470,324	–	71,822
Prepaid expenses	20,700	13,449	46,113

	7,684,220	5,920,995	7,537,157

NON-CURRENT ASSETS
Property, plant and equipment	1,138,070	1,408,356	1,192,608
Intangible assets	3,962	10,540	4,245
Loans receivable - shareholders	–	700,476	–
Loan receivable - employee (Note 4)	9,718	9,340	9,393
Deferred income taxes	–	247,502	513,295

	$8,835,970	$8,297,209	$9,256,698
LIABILITIES
CURRENT
Bank overdraft (Note 5)	$–	$516,477	$350,990
Bank loan (Note 5)	2,206,025	2,017,775	3,150,132
Trade and other payables	1,130,186	1,251,448	1,642,560
Income taxes	–	1,421	–
Client deposits	1,083,361	–	120,296

	4,419,572	3,787,121	5,263,978
NON-CURRENT LIABILITIES
Deferred income taxes	42,760	–	–

	4,462,332	3,787,121	5,263,978
EQUITY
Issued capital	2,000	2,000	2,000
Currency translation adjustment	549,966	112,469	549,966
Retained earnings	3,821,672	4,395,619	3,440,754

	4,373,638	4,510,088	3,992,720

	$8,835,970	$8,297,209	$9,256,698

See accompanying notes to the consolidated interim financial statements.

Approved and Authorized for issue by the Board on November 23, 2010

Aron Lieberman, Director	Willy Lieberman, Director

6

NOUVELLE SEAMLESS INTIMATES INC.
Consolidated interim statements of changes in equity
(Expressed in United States dollars, except number of shares)

			Currency
	Issued capital		translation	Retained
	shares	amount	adjustment	earnings	Equity

BALANCE, July 1, 2009 (Audited)	5,001,000	$2,000	$112,469	$4,552,188	$4,666,657

COMPREHENSIVE INCOME	–	–	–	(545,017)	(545,017)

TRANSLATION DIFFERENCE	–	–	–	388,448	388,448

BALANCE, September 30, 2009 (Unaudited)	5,001,000	$2,000	$112,469	$4,395,619	$4,510,088

			Currency
	Issued capital		translation	Retained
	shares	amount	adjustment	earnings	Equity

BALANCE, July 1, 2010 (Audited)	5,001,000	$2,000	$549,966	$3,440,754	$3,992,720

COMPREHENSIVE INCOME	–	–	–	240,424	240,424

TRANSLATION DIFFERENCE	–	–	–	140,494	140,494

BALANCE, September 30, 2010 (Unaudited)	5,001,000	$2,000	$549,966	$3,821,672	$4,373,638

See accompanying notes to the consolidated interim financial statements.

7
INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Consolidated interim statements of cash flows
(Expressed in United States dollars)

	3 months ended September 30, 2010	3 months ended September 30, 2009	Year ended June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Profit (loss)	$240,424	$(545,017)	$(1,119,374)
Adjustments to net profit for non -cash items
Depreciation and amortization	93,384	115,266	512,534
Amortization of intangible assets	419	3,066	13,192
Loss (gain) on disposal of property, plant and equipment	–	–	(19,351)
Deferred income taxes	559,354	(305,009)	(566,806)
Foreign exchange translation	15,790	(275,427)	(230,762)
Net changes in non -cash working capital items
Trade and other receivables	1,351,951	2,621,698	383,129
Inventories	(9,389)	(106,501)	641,642
Income taxes	(386,037)	(58,684)	(132,561)
Prepaid expenses	26,328	25,868	(6,997)
Trade and other payables	(554,857)	(160,757)	226,457
Client deposits	934,739	–	121,322

Net operating cash flows	2,272,106	1,314,503	(177,575)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	–	(140,983)	(365,857)
Proceeds from disposal of property, plant and equipment	–	–	72,684
Intangible asset expenditures	–	–	(3,717)

Net investing cash flows	–	(140,983)	(296,890)

FINANCING ACTIVITIES
Increase (decrease) in bank loan	(1,026,554)	1,289,108	2,419,458
Proceeds from (repayment of) loan, parent company	–	(2,683,122)	(2,000,000)

Net financing cash flows	(1,026,554)	(1,394,014)	419,458

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,245,552	(220,494)	(55,007)

CASH (DEFICIENCY), BEGINNING OF YEAR	(350,990)	(295,983)	(295,983)

CASH (DEFICIENCY), END OF PERIOD	$894,562	$(516,477)	$(350,990)

See accompanying notes to the consolidated interim financial statements.

8
INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated interim financial statements September 30, 2010
(Expressed in United States dollars)
(Unaudited)

1.	GENERAL

These financial statements were prepared in a condensed format as at September 30, 2010 and 2009, and for the three month periods then ended. These financial statements should be studied in correlation with the Company’s annual financial statements as at June 30, 2010 and for the year then ended and the notes accompanying them.

2.	SIGNIFICANT ACCOUNTING POLICIES

Form of preparation of interim consolidated financial statements

The interim consolidated financial statements are prepared in accordance with the generally accepted accounting principles for the preparation of financial statements for interim periods, as set forth in International Accounting Standard 34 - “Interim Financial Reporting”. The significant accounting principles and method of calculation, implemented in the preparation of the interim consolidated financial statements, are consistent with those implemented in the preparation of the annual financial statements.

3.	SUBSIDIARY

Details on the Company’s subsidiary are as follows:

		Place of
	Principal	incorporation	September 30,	September 30,	June 30,
Name of subsidiary	activity	and operation	2010	2009	2010

Nouvelle Seamless USA, Inc.	Selling	U.S.A.	100%	100%	100%

4.	LOAN RECEIVABLE - EMPLOYEE

This loan bears no interest and has no set terms of repayment.

5.	CREDIT FACILITY

The Group has an authorized credit facility for up to $4.5 million Canadian dollars which is renewed annually with the bank.

Bank overdraft and bank loan, outstanding any time, are due on demand, bear interest at the bank’s prime plus 0.85% and are secured by:

	1.	A movable hypothec in the amount of 7 million Canadian dollars covering the universality of all present and future claims and inventories of the Company.

	2.	Assignment of inventories in virtue of section 427 of the Bank Act.

9
INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated interim financial statements September 30, 2010
(Expressed in United States dollars)
(Unaudited)

6.	RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related if one of them can exercise control over the other or is under common control or can significantly influence the other party’s operational and financial decision making. The nature of the relationships with related parties with which the Group had executed significant transactions in the course of the Three months ended September 30, 2010 and 2009, and the year ended June 30, 2010, or had significant balances outstanding as of September 30, 2010 and 2009, and June 30, 2010, is detailed as follows:

All transactions were conducted on the basis of market prices and conditions. Following is the summary of such transactions:

Sales to related parties
	3 months ended	3 months ended	Year ended
	September 30,	September 30,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Audited)

Sale of goods to Lamour USA Inc. a subsidiary of (a parent company until December 8, 2009).	$–	$561,000	$935,743

Expenses incurred with related parties
	3 months ended	3 months ended	Year ended
	September 30,	September 30,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Audited)

Interest expense incurred from Lamour Hosiery Manufacturing Inc. (a parent company until December 8, 2009).	$–	$1,900	$3,189

These transactions were conducted in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel were as follows:

	3 months ended	3 months ended	Year ended
	September 30,	September 30,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Audited)

Salaries	$90,000	$99,300	$397,358

10

INTIMES NOUVELLE SEAMLESS INC.
NOUVELLE SEAMLESS INTIMATES INC.
Notes to the consolidated interim financial statements September 30, 2010
(Expressed in United States dollars)
(Unaudited)

7.	CONTRACTUAL OBLIGATIONS

The Group has contracts to buy foreign currencies amounting to U.S. $1,000,000 maturing no later than November 30, 2010 and having foreign exchange settlement rates between 1.0452 and 1.0454.

8.	COMMITMENT

The Group’s minimum contractual rent obligations relating to a long-term operating lease are as follows:

2011	$187,500
2012	250,000
2013	250,000

$687,500

9.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per ordinary share is based on the profit (loss) for the year divided by the weighted average number of ordinary shares each applicable as follows:

	3 months ended	3 months ended	Year ended
	September 30,	September 30,	June 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Audited)

Profit (loss)	$240,424	$(545,017)	$(1,111,434)

Weighted average number of ordinary shares (Basic)	1,000	1,000	1,000

Weighted average number of ordinary shares (Diluted)	1,000	1,000	1,000

10.	ULTIMATE CONTROLLING PARTY

The parent company of the Company and the ultimate controlling party of the Group is Les Investissements YYAD Inc., a company domiciled in Canada.

Appendix G

Intimes Nouvelle Seamless Inc.

Part B' – Report of the Board of Directors on the State of
the Company's Business

As of September 30, 2010

The Board of Directors is honored to submit the Board of Directors' Report of Nouvelle Seamless Intimates Inc. (hereinafter: "Nouvelle" or "the Company") for a period of three months ended September 30, 2010 (hereinafter: "the reporting period") in accordance with Securities Regulations (Periodic and Immediate Reports), 1970.

The Board of Directors' Report is attached to the Company's financial statements, which relate to the reporting period and has been prepared under the assumption that the Board of Directors' Report for the year ended June 30, 2010 is in front of the reader.

1.
General

The Company was incorporated in Canada in 1999 as a private company in accordance with Part A of the Companies Law in Quebec, Canada. The company is owned indirectly by various  members of the Lieberman family in Montreal Canada. The Company's activities are managed and controlled from Montreal, Canada. The Company’s production activities are carried on in the Company’s plant in Montreal, Canada, as well as through sub-contractors who have plants in Taiwan and in China. The Company focuses on the development, production, marketing and sale of lingerie for women, which are sold primarily to a limited number of retail chains in North America, including: T.J. Maxx, Wall-Mart Stores Inc, Wall-Mart Canada, Shear Enterprises LLC, Sears Canada Inc. Reitmans (Canada) Limited and Loblaw Companies Limited. The Company’s products are manufactured using seamless technology (hereinafter: "Seamless") in order to provide its customers with products that are meet their requirements both with respect to the quality of the product as well as with respect to the costs levels for the products.

On November 16, 2010, the Company signed agreements with Tefron Ltd.

For full details of the Company's connection with Tefron Ltd. see Immediate report- Proxy statement, which this document  is its appendix A.
.
Our consolidated financial statements have been prepared in U.S. Dollars, although our operating currency is the Canadian Dollar.

2.
Analysis of the Company’s financial position

Current assets

The Company’s current assets amounted to $7,684 thousand as of September 30, 2010, as compared with $7,537 thousand as of June 30, 2010. The increase in the current assets at a rate of 2.0% derived primarily from an increase of $894 thousand in the Company’s balances of cash and cash equivalents, from an increase of $400 thousand in receivables from institutions, in respect of a current tax rebate to which the Company is entitled, which were partially offset by a decrease of $1,199 thousand in trade receivables, which derived from the collection of receivables as of the reporting date and which also found expression in the increase in the Company’s cash balances, as aforesaid.

2

Non-current assets

The Company’s non-current assets amounted to $1,152 thousand as of September 30, 2010, as compared with $1,720 thousand as of June 30, 2010. The decrease in the non-current assets at a rate of 33.0% derived primarily from an amount of $513 thousand in the balance of receivables from institutions in respect of losses carried forward for tax purposes, which were recorded on June 30, 2010 under non-current assets, whereas as of September 30, 2010 the Company recorded the balance of this debt under current assets.

Current liabilities

The Company’s current liabilities amounted to $4,420 thousand as of September 30, 2010, as compared with approximately $5,264 thousand as of June 30, 2010. The decrease in the current liabilities at a rate of 16.0% derived primarily from the repayment of short-term loans in an amount of $1,027 thousand and from a reduction in the balances of trade payables in an amount of approximately $513 thousand, which were partially offset by an increase in the balance of advances from customers in an amount of $963 thousand, primarily comprising advances from a new customer of the Company, in accordance with the credit terms between the Company and the customer.

Non-current liabilities

The Company’s non-current liabilities amounted to $43 thousand as of September 30, 2010 in respect of a provision for deferred taxes. As of June 30, 2010 the Company did not have non-current liabilities.

Shareholders' equity

The Company's equity amounted to $4,374 thousand as of September 30, 2010, and constitutes 49.5% of the balance sheet total, by comparison with approximately $3,993 thousand Dollars constituting 43.1% of the balance sheet total as of June 30, 2010.

The increase, at a rate of 9.5%, in the shareholders' equity derived from the Company’s profit of $240 thousand in the reporting period and from adjustments in respect of translation differences in an amount of $140 thousand, which were reflected under a capital reserve.

3

3.	The operating results (developments in the elements of the statement of income) The following is the Company's abbreviated statement of income, in thousands of Dollars:

	For the three months ended September 30
	2010	2009
Sales	$7,931	$4,393

Cost of sales	6,892	4,515

Gross profit (loss)	1,039	(122)

Selling and marketing expenses	372	356

Administrative and general expenses	297	334

Operating income (loss)	370	(812)

Financing expenses, net	28	9

Income (loss) before taxes on income	342	(821)

Tax benefit (taxes on income)	(102)	276

Net income (loss)	$240	$(545)

Analysis of the operating results for the period of three months ended September 30, 2010, as compared with the results for the comparative quarter in the previous year

Sales – The Company's sales in the reporting period amounted to approximately $7,931 thousand Dollars, an increase of 80.5% as compared with $4,393 thousand in the comparative period in the previous year. The increase derives primarily from an increase in sales to most of the Company’s existing customers, and primarily an increase of approximately $2,647 thousand in the Company’s sales to its principal customer T.J. Maxx as the result of the increase in the orders for the existing collection of products. Moreover, the Company made sales to a new customer TMGTV, which amounted to approximately $880 thousand Dollars in the reporting period.

The Company has only one field of activities, which is the seamless field. Accordingly, all of the Company's sales are reported under that one segment.

4

Cost of sales – The cost of sales in the reporting period amounted to 6,892 thousand Dollars (86.9% of sales) by comparison with $4,515 thousand (102.8% of sales) in the comparative period in the previous year.

The increase in the cost of sales in the reporting period derived primarily from the increase in the volume of production as the result of the increase in sales. The improvement in the Company's profitability (the reduction in the ratio of the cost of sales to sales) derived from the significant increase in sales that increased the Company’s direct contribution and covered the fixed expenses, which are included in the cost of sales. Moreover, the profitability was improved as the result of the taking of efficiency measures by the Company, which included, inter alia, more exacting control over the purchasing of materials and over the management of the inventory. In addition, the Company monitored the production work in the plant in Canada more closely and efficiently, in a manner that enabled, inter alia, the sweeping elimination of overtime hours and as a result of this there was a saving in salary expenses.

Gross profit (Loss) – The gross profit in the reporting period amounted to $ 1,039 thousand (13.1% of sales) as compare with a gross loss of $122 thousand in the comparative period in the previous year. The reasons for the transition from gross loss to gross profit are described above.

Selling and marketing expenses – The selling and marketing expenses amounted to $372 thousand in the reporting period (4.7% of the sales) by comparison with $356 thousand (8.1% of the sales) in the comparative period in the previous year. The decrease in the rate of the selling expenses as a percentage of the sales derived from the significant increase in the Company’s sales.

Administrative and general expenses – The administrative and general expenses in the reporting period amounted to 297 thousand Dollars (3.7% of the sales) by comparison with $334 thousand (7.6% of the sales) in the comparative period in the reporting year.

Operating profit (loss) – The operating profit in the reporting period amounted to 370 thousand Dollars as compared with an operating loss of $812 thousand in the comparative period in the previous year. The reasons for the transition from an operating loss to an operating profit are described above.

Financing expenses – The financing expenses, net amounted to $28 thousand in the period of three months ended September 30, 2010, by comparison with financing expenses, net of $9 thousand Dollars in the comparative period in the previous year

Taxes on income (tax benefit) – The Company recorded tax expenses of 102 thousand Dollars in the period of three months ended September 30, 2010, as compared with a tax benefit of $276 thousand in the period of three months ended September 30, 2009. The transition from a tax benefit to tax expenses derived primarily from the transition from a loss before taxes on income to a profit before taxes on income.

5

The net income amounted to $240 thousand in the period of three months ended September 30, 2010, as compared with a loss of $545 thousand in the period of three months ended September 30, 2009. The basic profit per share at full dilution was approximately $240 in the period of three months ended September 30, 2010, as compared with a basic loss per share at full dilution of $545 in the period of three months ended September 30, 2009.

4.	Liquidity

Cash flows provided by operating activities amounted to $2,272 thousand in the period of three months ended September 30, 2010, compared with $ 1,315 thousand in the period of three months ended September 30, 2009. The increase in the cash flows deriving from operating activities derived primarily from the transition from a loss to a profit amounted to $785 thousand and from changes in the working capital items.

Cash flows used in investment activities – in the period of three months ended September 30, 2010 the Company had no investment activities whatsoever and this by comparison with cash flows used in investment activities of $141 thousand. In the period of three months ended September 30, 2009.

Cash flows used in financing activities amounted to $ 1,027 thousand in the period of three months ended September 30, 2010, compared with $1,394 thousand in the period of three months ended September 30, 2009. The Company's financing activities consist of the taking up of short-term loans and the repayment of those loans. The negative cash flows in the reporting period derived from the repayment of short-term loans from banks. The company chose to reduce the credit balances from the positive cash flows in the quarter.

5.	Sources of finance

In the three months ended September 30, 2010, the Company financed its activities from credit from suppliers and banking credit.

The balance of cash and cash equivalents as of September 30, 2010 amounted to $0.9 million, as compared with a balance of short-term credit from banks of $351 thousand as of June 30, 2010.

The balance of short-term loans from banks amounted to $2,206 thousand as of September 30, 2010, as compared with $3,150 thousand as of June 30, 2010. These loans bear interest at a rate of Prime + 0.85% a year and in total approximately 3.85% a year. The Company takes up loans on a daily basis in accordance with its needs.

6

6.	Events subsequent to the balance sheet date

In November 2010, as part of the Company’s preparation for an agreement that was signed with Tefron, the Company gave advance notice of the termination of employee-employer relationships to the majority of the Company’s employees in Canada. Tefron intends to approach four to five employees out of the generality of the Company's employees and to make an offer to them to enter into employment agreements with Tefron, as detailed in section 1 above.

7.	Exposure to market risks and the methods of their management

7.1	The responsibility for the management of the market risks in the entity

The management of the marketing risks in the Company is performed in accordance with the risks management policy that has been set by the Company's Board of Directors. As of the date of the report, the person who is responsible for the management of the Company’s marketing risks is Mr. Willy Lieberman, the Company’s Chief Executive Officer.

7.2	Description of the market risks to which the Company is exposed

The Company is exposed to a number of market risks in its operations, including: fluctuations in the exchange rate of the US Dollar against the Canadian Dollar, changes in the process of raw materials and haulage costs (primarily as the result of the impact of increases in the price of fuel on the haulage costs), changes in the Prime interest rate in Canada, a slow-down in the global markets and in the level of the economic stability of the Company's business partners, customers and suppliers.

For additional details in respect of the market risks, see section 3.22 of Part A of this report – which contains a description of the entity's business.

See section 8 of this Part in respect of the impact of the financial crisis that is affecting the global markets at the current time.

7

7.2.1	Risks of changes in the exchange rate

The fluctuations in the exchange rate of the US. Dollar against the Canadian Dollar affect the Company on two levels:

A.
The impact on the Company's sales – in the reporting period 87% of the Company’s sales were denoted in US Dollars. In the period of three months ended September 30, 2010 the average exchange rate of the US Dollar weakened against the Canadian Dollar by approximately 5.75% by comparison with the comparative period in the previous year, and accordingly, the Company's sales were reduced by approximately $400 thousand.

B.
The impact on the salary expenses and the costs associated with the purchase of raw materials - a considerable portion of the purchases of finished goods from sub-contractors and the costs of the purchase of raw materials are denoted in US Dollars. The weakening of the average exchange rate of the US Dollar, by comparison with the Canadian Dollar, lowers the Company's expenses structure. The average exchange rate of the US Dollar by comparison with the Canadian Dollar weakened by approximately 5.75% in the reporting period by comparison with the comparative period in the previous year. In 2010 the Company recorded salary expenses and expenses in respect of the purchase of raw materials, that were denoted in Canadian Dollars and which amounted to approximately 5 million Dollars. The devaluation of the average exchange rate of the US Dollar against the Canadian Dollar reduced the expenses in the reporting period by approximately $300 thousand.

The exposure of the exchange rates of the US Dollar opposite the Canadian Dollar includes the exposure in respect of the surplus of the receipts in foreign currency over the payments in foreign currency and the exposure in respect of the surplus of US Dollar linked assets over liabilities. From time to time the Company considers the feasibility of purchasing hedging instruments in respect of these exposures, in accordance with its hedging policy. In accordance with this policy, the Company carries out forward transactions for the sale of Dollars in a certain amount to a bank, on a future date, in consideration for Canadian Dollars, in accordance with a fixed exchange rate that is set on the day that the transaction is executed. The amount of money that is transferred to the bank or which is received from the bank at the end of the period of the forward contact, is the profit or the loss that the Company derives as a result of the execution of the transaction. In accordance with the Company's policy, every such transaction must be effective, documented and it receives expression in the financial statements. The Company has executed hedging transactions in respect of the weakening of the exchange rate of the US Dollar against the Canadian Dollar, with a volume of approximately $ 1.1 million US in respect of the consideration from the sales of US Dollars, which were received in 2010. This hedging covers approximately 16% of the receipts that were received in US Dollars in 2010.

8

7.2.2	Interest rates

The Company is exposed to risk in respect of changes in the interest rates in the market for short-term loans that were received at variable interest rates (linked to the Prime interest rate). The balance of the Company's short-term loans was $2,206 thousand as of September 30, 2010. The balance of the Company's credit line that includes short-term credit amounted to $4,280 thousand as of September 30, 2010.

The Prime Dollar interest rate for the three months did not change significantly between June 30, 2010 and September 30, 2010 and stood at 3.0%. Should the Canadian prime interest rate increase, the Company’s financing expenses will also increase.

7.2.3	Credit risks

The Company does not have any significant concentrations of credit risk. Credit risk could arise from exposures in respect of commitments under a number of financial instruments with one body or as the result of commitments with a number of groups of debtors having similar economic characteristics, whose ability to meet their commitments could be affect in a similar manner, as the result of changes in economic or other conditions. The Company’s income is primarily from customers in the United States and in Canada. During the reporting period, 84% of the Company's sales were to its five largest customers and approximately 52% of the sales were to its largest customer. A change for the worse in the credit period of one of these customers, could have a significant adverse affect on the level of the Company’s liquidity. The Company routinely monitors the customers' debts and is taking action to expand its customer base, in order to reduce the credit risk, so far as is possible.

7.3	The entity's policy for the management of market risks

The management of the risks is carried out by the Company in accordance with an unwritten policy that was approved by the Board of Directors. The Board of Directors determines principles for the management of the risks, as well as specific policies for certain exposures to risks, as described below.

9

In respect of monetary assets and monetary liabilities in currencies other than the Company's functional currency, the Company's policy is to reduce the exposure by means of various hedging instruments, as detailed below:

In respect of sales, expenses and costs of materials, which are not denoted in the Company’s functional currency, the Company’s policy is to carry out hedging activity on the exchange rates by means of various hedging instruments, as will be detailed below.

The forum that deals with the subject includes the Company's Financial Controller and the Company's Treasurer, whose make a periodical review, together with financial consultants, of the volume of the Company’s hedging transactions in respect of the exposures to the exchange rates and they determine whether there is a need to change the volume of the existing hedging transactions at that time. The hedging is carried out by means of various financial instruments, primarily forward transactions, as described in section 7.2.1 above.

The following are details in respect of the distribution of the Company’s sales according to the geographical destinations:

	For the three months ended September 30	For the three months ended September 30
	2010	2009
	In thousands of Dollars

The United States	6,903	3,465
Canada	1,028	928
	7,931	4,393

The Company does not have a policy for the management of interest risk.

7.4	The means of supervision and the realization of the policy

As of the reporting date, Mr. Willy Lieberman, the Company's Chief Executive Officer, is responsible for the execution of the policy that has been outlined by the Company’s Board of Directors. Within the framework of the meetings of the Board of Directors and its committees, discussions are held from time to time on matters that relate to market risks or exchange risks. In the event that an exceptional event has occurred, discussions are held in connection with the balance sheet and cash flow exposures.  From time to time the Board of Directors considers the need to take financial or strategic measures in order to reduce the risks of the exposure.

10

7.5	Report on the bases of linkage

The following are the linkage terms of the monetary balances in the Company's balances as of September 30, 2010 and as of June 30, 2010 (in thousands of Dollars):

	As of September 30, 2010
	US Dollars	Canadian Dollars	Non- monetary balances	Total

Assets
Cash and cash equivalents	895	-	-	895
Trade receivables	3,388	844	-	4,232
Inventories	-	-	2,067	2,067
Income taxes recoverable	-	470	-	470
Prepaid expenses	-	21	-	21
Property, plant and equipment	-	-	1,140	1,140
Loans receivable employee	-	10	-	10
Total assets	4,283	1,345	3,207	8,835

Liabilities
Bank loans	-	2,206	-	2,206
Trade payables	425	705	-	1,130
Deferred income taxes	-	43	-	43
Client deposits	1,083	-	-	1,083
Total liabilities	1,508	2,954	-	4,462

Surplus of assets over liabilities	2,775	(1,609)	3,207	4,373

11

	As of June 30, 2010
	US Dollars	Canadian Dollars	Non- monetary balances	Total

Assets
Trade receivables	4,619	812	-	5,431
Inventories	-	-	1,988	1,988
Income taxes recoverable	-	72	-	72
Prepaid expenses	-	47	-	47
Property, plant and equipment	-	-	1,197	1,197
Loans receivable employee	-	9	-	9
Deferred income taxes	-	-	513	513
Total assets	4,619	940	3,698	9,257

Liabilities
Bank overdrafts	276	75	-	351
Bank loans	1,047	2,103	-	3,150
Trade payables	880	763	-	1,643
Client deposits	120	-	-	120
Total liabilities	2,323	2,941	-	5,264

Surplus of assets over liabilities	2,296	(2,001)	3,698	3,993

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7.6	Sensitivity analyses

The reporting is primarily quantitative and in addition to which there is qualitative reporting as necessary.  The reporting includes analyses of the sensitivity to the fair value of the recognized components. Within the framework of the sensitivity analyses the impact of the changes in the market process on the fair value of the said components was examined. Within the framework of the sensitivity analyses tests were performed – as the result of changes upwards and downwards of certain rates on the market prices. Details of the exposures to various risks (for example: exchange rates and interest rates) have been presented a number of times for the purpose of sensitivity testing for each risk separately.

All of the sensitivity analyses have been made in relation to the fair value of the financial instruments as of September 30, 2010 and June 30, 2010.  Sensitivity analysis has been prepared for the financial instruments which have significant sensitivity to changes in the various factors.

The following are the sensitivity analyses as of September 30, 2010:

Sensitivity to changes in the exchange rate of the US Dollar against the Canadian Dollar

	Profit (loss) from changes in the fair value		Fair value	Profit (loss) from changes in the fair value
	5%	1%		-1%	-5%
The expected exchange rate	$1.021 = $1 CAD	$0.982 = $1 CAD	$0.972 = $1 CAD	$0.962 = $1 CAD	$0.923 = $1 CAD
	In thousands of Dollars
Trade receivables	42	8	844	(8)	(42)
Income taxes recoverable	24	5	470	(1)	(24)
Prepaid expenses	1	-	21	-	(1)
Loans receivable employee	1	-	10	-	(1)
Bank loans	(110)	(22)	(2,206)	1	110
Trade payables	(35)	(7)	(705)	20	35
Deferred income taxes	(2)	-	(43)	8	2
Total	(79)	(16)	(1,609)	20	79

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Sensitivity to changes in the prime interest rate

The Company is in the habit of taking up short-term loans at interest rates that are linked to the prime rate from time to time. As of September 30, 2010 the Company had short-term loans that are linked to the prime interest rate amounting to Canadian $ 2,269 thousand.

The following table presents the impact of a change of 0.5% or% in the interest rate on the fair value of the short-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of the short-term loans in an amount of 2,206 thousand US Dollars:

	Profit (loss) from changes in the fair value		Fair value	Profit (loss) from changes in the fair value
	1%	0.5%		-0.5%	-1%
The expected interest rate	4.85%	4.35%	3.85%	3.35%	2.85%
	In thousands of Dollars
Short-term loans	(220)	(110)	2,206	110	220

The following are the sensitivity analyses as of June 30, 2010:

Sensitivity to changes in the exchange rate of the US Dollar against the Canadian Dollar

	Profit (loss) from changes in the fair value		Fair value	Profit (loss) from changes in the fair value
	5%	1%		-1%	-5%
The expected exchange rate	$0.999 = $1 CAD	$0.961 = $1 CAD	$0.951 = $1 CAD	$0.941 = $1 CAD	$0.903 = $1 CAD
	In thousands of Dollars
Trade receivables	41	8	812	(8)	(41)
Income taxes recoverable	4	1	72	(1)	(4)
Prepaid expenses	2	-	47	-	(2)
Loans receivable employee	1	-	9	-	(1)
Bank overdrafts	(4)	(1)	(75)	(1)	4
Bank loans	(106)	(20)	(2,103)	20	106
Trade payables	(38)	(8)	(763)	8	38
Total	(100)	(20)	(2,001)	20	100

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Sensitivity to changes in the prime interest rate

The Company is in the habit of taking up short-term loans at interest rates that are linked to the prime rate from time to time. As of June 30, 2010 the Company had an overdraft that was linked to the prime interest rate amounting to 373 thousand Canadian Dollars. Similarly, as of June 30, 2010 the Company had a short-term loan that was linked to the prime interest rate amounting to Canadian $ 3,354 thousand.

The following table presents the impact of a change of 0.5% or % in the interest rate on the fair value of the short-term loans. The following calculation relates to the cash flow exposure and not to changes in the fair value in respect of the short-term loans in an amount of 3,150 thousand US Dollars:

	Profit (loss) from changes in the fair value		Fair value	Profit (loss) from changes in the fair value
	1%	0.5%		-0.5%	-1%
	In thousands of Dollars
Short-term loans	(26)	(13)	3,150	13	26

8.	The crisis in the financial markets

For details In respect of the crisis in the financial markets and the impact of external factors on the Company’s operations, see section 2.2 in Part 1, which is attached to the description, of which this report forms an integral part.

9.	The process of the approval of the interim and annual financial statements

The Company’s Board of Directors is the organization that discusses the quarterly and annual financial statements and which approved them after the Balance Sheet Committee, which meets at an earlier time than the meeting of the Board of Directors on the subject, considers the draft financial statements together with the Company’s management and the external auditors and gives its recommendation on the subject.

The following are details of the composition of the Balance Sheet Committee:

Name	Position
Aron Lieberman	President
Willy Lieberman	Chief Executive Officer and Vice President

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The professional material that is presented for discussion at the meeting of the Board of Directors, including the financial statements, are sent to the members of the Board of Directors a reasonable time before the meeting is held. The members of the Board of Directors direct questions and requests for clarifications to the Company's Financial Controller and/or to the Company's Chief Executive Officer, should they see that they need to.

In the course of the meetings of the Board of Directors, the Company's Financial Controller, together with the Company's Chief Executive Officer, reviews the main points in the financial statements and the main issues in the financial reporting, as discussed in the Audit Committee.

At the meetings of the Board of Directors at which the quarterly and annual financial statements are discussed, the Company’s external auditor is invited and attends, and he reviews the main issues that came up during the course of his review or his audit of the financial statements, as the case may be, and he is available to the members of the Board of Directors for any questions or requests for clarifications that may arise in respect of the financial statements, prior to their approval.

Aron Lieberman – President	Willy Lieberman – Vice President CEO

Montreal, November 23, 2010

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